Form 20-F
period 2018-12-31
Clementia Pharmaceuticals Inc.
filed 2019-03-29
CIK 1647320

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

1000 de la Gauchetière West, Suite 1200

Montreal, Quebec, Canada H3B 4W5

(Address of principal executive offices)

Steve Forte, Chief Financial Officer, Clementia Pharmaceuticals Inc.,

1000 de la Gauchetière West, Suite 1200, Montreal, Quebec, Canada H3B 4W5, Tel: (514) 940-3600

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

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: At December 31, 2018, 37,864,068 common shares were issued and outstanding.

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

Large Accelerated Filer ☐ Accelerated Filer ☒ Non-Accelerated Filer ☐ Emerging growth company ☒

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

GENERAL

Clementia is a clinical-stage biopharmaceutical company innovating treatments for people with ultra-rare bone disorders, including Fibrodysplasia Ossificans Progressiva (FOP) and Multiple Osteochondromas (MO), as well as other diseases.

In August 2017, the Company completed its initial public offering (IPO) and issued 9,191,000 common shares at $15 per share, including the underwriters’ over-allotment option, for total gross proceeds of approximately $137.9 million. The Company’s common shares are listed and traded on the Nasdaq Global Select Market under the symbol CMTA.

Immediately prior to the IPO, the Company amended its articles of incorporation to effect an 11.99-for-1 stock split of all of its common shares. The stock split became effective on July 19, 2017 and, as a result, all issued and outstanding common shares, preferred shares, stock options and per share amounts contained in this Annual Report have been retrospectively adjusted to reflect this stock-split.

On August 7, 2017, the Company amended and restated its articles. The Company is since then authorized to issue an unlimited number of common shares, without nominal or par value, and an unlimited number of preferred shares issuable in series, without nominal or par value.

In October 2018, the Company completed a follow-on offering and issued 6,095,000 common shares at $13.25 per share, for total gross proceeds of $80,758,750.

In October 2018, the Company also filed an At-The-Market (ATM) offering prospectus for $40,000,000 of additional common shares for a period of 24 months. The ATM allows the Company to sell common shares having an aggregate offering price of up to $40,000,000 from time to time at prevailing market prices. The underwriters’ commission will be 3% of the amount of funds raised. There were no draws on this ATM offering prospectus as at the date of this Form 20-F.

On February 24, 2019, the Company entered into an agreement (the Arrangement Agreement) with Ipsen S.A. (Ipsen), a global specialty-driven biopharmaceutical group organized under the laws of France and listed in Paris (Euronext: IPN), and a wholly-owned subsidiary of Ipsen (the Purchaser, and together with Ipsen, the Purchaser Parties), pursuant to which Ipsen would acquire, through the Purchaser, all outstanding shares of Clementia for a purchase price of US$25.00 per share in cash upfront, plus a contingent value right (CVR) of US$6.00 per share related to the MO indication for a total transaction value of up to US$1.31 billion (Plan of Arrangement). Completion of the transaction is anticipated to occur in the second quarter of 2019, subject to satisfaction or waiver of all closing conditions. As of the date of this Form 20-F, the arrangement (the Arrangement) contemplated in the Arrangement Agreement has not yet been approved or completed.

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

 This Annual Report on Form 20-F contains forward-looking statements within the meaning of applicable securities laws. All statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “expect,” “estimate,” “may,” “will,” “could,” “leading,” “intend,” “contemplate,” “shall” and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements in this Annual Report include, but are not limited to, statements with respect to:

•	plans, timing and outcome of the Plan of Arrangement;
•	our ability to achieve profitability in the future;
•	our projected financial position and estimated cash burn rate;
•	our expectations about the timing of achieving milestones and the cost of our development programs;
•	our observations and expectations regarding the efficacy of palovarotene and the potential benefits to patients;
•	our requirements for, and the ability to obtain, future funding on favorable terms or at all;
•	our projections regarding the timely and successful completion of studies and trials and availability of results from such studies and trials;
•	our expectations about palovarotene’s safety and efficacy;
•	our expectations regarding our ability to arrange for the manufacturing of our products and technologies;
•	our expectations regarding the progress, and the successful and timely completion, of the various stages of the regulatory approval process;
•	our plans to market, sell and distribute our products and technologies;
•	our expectations regarding the acceptance of our products and technologies by the market;
•	our ability to retain and access appropriate staff, management and expert advisers;
•	our expectations with respect to existing and future corporate alliances and licensing transactions with third parties, and the receipt and timing of any payments to be made by us or to us in respect of such arrangements; and
•	our strategy with respect to the protection of our intellectual property.

All forward-looking statements reflect our belief and assumptions based on information available at the time the assumption was made. These forward-looking statements are not based on historical facts but rather on management’s expectations regarding future activities, results of operations, performance, future capital and other expenditures (including the amount, nature and sources of funding thereof), competitive advantages, business prospects and opportunities. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, known and unknown, that contribute to the possibility that the predictions, forecasts, projections or other forward-looking statements will not occur. Factors which could cause future outcomes to differ materially from those set forth in the forward-looking statements include, but are not limited to:

•	the risks that a condition to closing the Plan of Arrangement may not be satisfied;
•	our ability to generate revenue and become profitable;
•	the ability to obtain, on satisfactory terms or at all, the financing required to support operations, development, clinical trials and commercialization of products;
•	the risks related to our heavy reliance on palovarotene, our only current product candidate;
•	the risks of delays and inability to complete clinical trials due to difficulties enrolling patients;
•	the risks associated with the development of palovarotene and any future product candidate, including the demonstration of efficacy and safety;
•	the risks related to clinical trials including the risk of negative results, potential delays, cost overruns and potential adverse events or unacceptable side effects;
•	the risks of reliance on third-parties for the planning, conduct and monitoring of clinical trials and for the manufacture of clinical drug supplies and drug product;
•	potential changes in regulatory requirements, and delays or negative outcomes from the regulatory approval process;
•	our ability to successfully compete in our targeted markets, including the risk that competing therapies could emerge;
•	the risks related to healthcare reimbursement policies and potential healthcare reform;
•	our heavy dependence on licensed intellectual property, including our ability to source and maintain licenses from third-party owners;
•	our ability to adequately protect proprietary information, trade secrets and technology from competitors;
•	the risk of patent or other intellectual property related litigation;
•	risks related to changes in patent laws and their interpretations;
•	risks related to our ability to manage the expansion of the size and scope of our Company, including risks associated with international operations;
•	the potential for product liability claims; and
•	our ability to attract, retain and motivate key personnel.

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

Our historical results are not necessarily indicative of the results that should be expected in any future period.

All of our operations are continuing operations.

Consolidated statements of operations data

Year ended December 31,	2018	2017	2016	2015	2014
	(in thousands, except share and per share data)
Expenses
Research and development	$43,904	$27,406	$16,852	$14,396	$7,797
Tax credits	(1,039)	(1,237)	(139)	(165)	(214)
	42,865	26,169	16,713	14,231	7,583
General and administrative	16,492	9,287	3,406	5,479	2,266
Interest income	(2,358)	(1,082)	(399)	(109)	(19)
Financial expenses	161	80,438	37,646	56,140	2,364
Income tax expense	966	643	146	156	95
Net loss and comprehensive loss	$(58,126)	$(115,455)	$(57,512)	$(75,897)	$(12,289)
Net loss per share, basic and diluted	$(1.78)	$(7.93)	$(24.46)	$(33.06)	$(5.70)
Weighted average number of shares outstanding, basic and diluted	32,714,234	14,560,482	2,351,347	2,295,402	2,156,689

Consolidated statements of financial position data

As at December 31,	2018	2017	2016	2015	2014
	(in thousands, except share and per share data)
Cash and short-term investments	$169,973	$66,230	$39,434	$58,107	$5,504
Long-term investments	-	75,000	-	-	-
Working capital	161,727	64,183	36,101	55,569	4,885
Total assets	176,844	148,425	41,557	60,657	8,000
Preferred shares and embedded derivative liabilities	-	-	185,706	147,981	21,598
Total liabilities	12,412	6,719	190,229	151,992	23,653
Total shareholders’ equity (deficit)	164,432	141,707	(148,672)	(91,335)	(15,652)
Number of common shares outstanding	37,864,068	31,717,584	2,351,347	2,351,347	2,115,959
Dividends paid on common shares(1)	$-	$-	$-	$-	$-
(1)	The Company has never declared or paid dividends since inception and does not expect to do so in the foreseeable future.
(2)	Working capital is determined by deducting current liabilities from current assets.

Exchange rate data

The following table sets forth, for the periods indicated, the high, low, average and end of period noon rates of exchange for one U.S. dollar, expressed in Canadian dollars, published by the Bank of Canada during the respective periods.

Year ended December 31,	2018	2017	2016	2015

Highest noon rate during the period	$1.3642	$1.3743	$1.4589	$1.3990
Lowest noon rate during the period	$1.2288	$1.2128	$1.2544	$1.1728
Average noon spot rate for the period	$1.2957	$1.2986	$1.3248	$1.2787
Noon rate at the end of the period	$1.3642	$1.2545	$1.3427	$1.3840

On March 28, 2019, the Bank of Canada indicative rate of exchange was $1.00 = C$1.3429.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

We have funded our operations to date primarily through proceeds from our IPO and other public offerings, as well as issuances of redeemable convertible preferred stock. From our inception through December 31, 2018, we received gross proceeds of $137.9 million from our IPO, $80.8 million from our follow-on offering, and $102.2 million from the sale of our convertible and redeemable preferred shares. As of December 31, 2018, our cash and short-term investments were $170.0 million. We have incurred net losses in each year since our inception. Our net losses were $58.1, $115.5, $57.5, $75.9 and $12.3 million for the years ended December 31, 2018, 2017, 2016, 2015 and 2014, respectively, and our negative operating cash flows were $49.1, $35.6, $18.8, $17.6 and $9.7 million for the years ended December 31, 2018, 2017, 2016, 2015 and 2014, respectively. The majority of our operating losses have resulted from non-cash financing charges incurred in connection with the accounting for our preferred shares and embedded derivatives from 2014 to 2017, as well as costs incurred in connection with our research and development programs and from general and administrative costs associated with our operations. We expect to incur increasing levels of operating losses over the next several years and for the foreseeable future. Our prior losses, combined with expected future losses, have had and will continue to have an adverse effect on our accumulated deficit and working capital. In addition, if we obtain marketing approval for palovarotene or any other product candidate, we will incur significant sales, marketing and outsourced-manufacturing expenses. We will also continue to incur additional costs associated with operating as a public company. As a result, we expect to continue to incur significant and increasing operating losses for the foreseeable future. Because of the numerous risks and uncertainties associated with developing pharmaceutical products, we are unable to predict the extent of any future losses or when we will become profitable, if at all. Even if we do become profitable, we may not be able to sustain or increase our profitability on a quarterly or annual basis.

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

As of December 31, 2018, our cash and short-term investments were $170.0 million. We expect that our existing cash and short-term investments will be sufficient to fund our operating expenses for at least the next twelve months following December 31, 2018. However, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned, through public or private equity or debt financings, government or other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements or a combination of these approaches. In any event, we will require additional capital to fund operations until profitability is achieved, if ever. Even if we believe we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations.

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

Risks Related to Product Development, Regulatory Approval and Commercialization

We depend heavily on the success of our only current product candidate, palovarotene, for which as of the date of this Annual Report, we have completed a Phase 2 clinical trial, and have initiated a Phase 3 trial in FOP and initiated a Phase 2 clinical trial in MO. We cannot be certain that we will be able to develop, obtain regulatory approval of, or successfully commercialize palovarotene for FOP, MO or any other indication.

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

We are not permitted to market our product candidate in the United States until we receive approval of a new drug application (NDA) from the FDA, or market in any foreign countries until we receive the requisite approval from such countries. We recently met with the FDA and the agency agreed that we may submit our NDA for palovarotene based on our Phase 2 results in FOP. There is no guarantee that our NDA submission will be accepted for filing, or that palovarotene will be approved on the basis of these results. We will also meet with regulatory agencies in other countries to determine if our existing data is sufficient for filing. There is no guarantee that our Phase 2 results will be sufficient for filing in international markets. We also have an ongoing Phase 3 clinical trial to study a chronic and episodic regimen of palovarotene in patients with FOP. There is no guarantee that this trial will be successful or that the FDA will accept a supplemental NDA (sNDA) for this additional regimen. We have initiated a Phase 2 trial using palovarotene for the treatment of MO. While the FDA has recommended that we conduct a Phase 2 trial to inform the optimal dose and the appropriate choice of endpoints in MO followed by a Phase 3 trial, we believe that this Phase 2 study may, if it provides statistically strong evidence of an important clinical benefit, be sufficient for us to submit an NDA for palovarotene for MO. However, there is no guarantee that we will not be required to perform an additional pivotal trial of palovarotene in MO in order to gain approval. Moreover, the FDA has stated their preference for a Phase 2 trial followed by a Phase 3 trial. We cannot be certain that the FDA will not require that we conduct additional pivotal trials before we can submit an NDA for palovarotene for any indication.

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

There is no precise method of establishing the actual number of patients with FOP or MO in any geography over any time period. We estimate that the number of individuals affected by FOP is approximately 1.3 individuals per million lives globally and the number of individuals affected by MO is approximately 20 individuals per million lives worldwide. If we are not able to identify and recruit a sufficient number of FOP or MO patients, we will have difficulty completing our clinical trials. Because the estimated number of patients is so small, and particularly if the actual number of patients with FOP or MO is lower than we believe, we may be adversely affected.

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

Clinical trials by their nature utilize a sample of the potential patient population. Accordingly, any rare and severe side effects of palovarotene may be uncovered only in later stages of our product development activities or only in subsequent trials that we may conduct. Many product candidates that initially showed promise in early stage testing have later been found to cause side effects that prevented their further development. We have observed an increase in specific mucocutaneous side effects when higher doses of palovarotene are administered. These included dry skin, skin exfoliation, erythema (redness) generalized or localized pruritus (or itchiness), excoriation (or skin abrasion), rash and alopecia (or hair loss). These mucocutaneous side-effects may have required dose de-escalations. We are evaluating in our Phase 3 trial a chronic dosing regimen for a duration that will support lifetime chronic dosing of palovarotene and as a result, the severity of side effects observed to date may increase and new side effects may emerge. Since palovarotene is a retinoid and therefore a teratogen, women who are or expect to become pregnant will not be able to take palovarotene and major fetal abnormalities may occur if it is taken, as any fetus that is exposed can be affected. Moreover, the development of palovarotene or any other product candidate may cause certain undesirable side effects in certain patient populations or have characteristics that are unexpected, and we may need to abandon development or limit development to more narrow uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective, any of which could adversely affect our business, prospects, financial condition and results of operations.

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

Any trends we observe and results we obtain from our early clinical trials of palovarotene or any other product candidate may not necessarily be predictive of the results from later clinical trials. For example, as is common with Phase 2 trials, particularly with the first clinical trials to be conducted in a patient population, we explored numerous endpoints and analyzed the data from our Phase 2 clinical trials of palovarotene in a number of ways. Product candidates such as palovarotene in Phase 3 clinical trials may fail to demonstrate sufficient efficacy despite having progressed through initial clinical trials, even if certain analyses of primary or secondary endpoints or cross-study comparisons of pooled results in those early trials showed trends toward efficacy. Much of the data we present on the use of palovarotene for the treatment of FOP is drawn from the results of multiple clinical trials which have been pooled and then analyzed. While we believe this data is useful in informing the design of future clinical trials in palovarotene, cross-study comparisons of pooled results involve the inherent bias of post-hoc manipulation of data and choice of analytical methods, as well as methodological issues surrounding heterogeneity among studies contributing to the analyses; therefore, it is important to view such results in light of the totality of all available information, such as individual study results on pre-specified analyses of endpoints. Prior to obtaining approval for palovarotene, the results of our registration trials may have to demonstrate statistically significant improvements. Also, our later-stage clinical trials could differ in significant ways from our Phase 2 clinical trials of palovarotene, which may cause the outcome of these later-stage trials to differ from our earlier stage clinical trials. These differences may include changes to inclusion and exclusion criteria, efficacy endpoints and statistical design. For example, our Phase 3 clinical trial in FOP has implemented a chronic dosing regimen with increased dosing in the case of flare-ups and a primary endpoint of new HO volume as measured by whole body CT scans (WCTBs). This dosing regimen and primary endpoint of annualized change in new HO volume is different from those of our PVO-1A-201 study (‘201 study) and Part A of our PVO-1A-202 study (‘202 study), and different from the data we present herein on the use of palovarotene for the treatment of FOP; this Phase 3 primary endpoint is a continuous variable rather than a discrete, responder analysis, as was performed in our ‘201 study and Part A of our ‘202 study. Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials after achieving positive results in early-stage development, and we cannot be certain that we will not face similar setbacks. These setbacks have been caused by, among other things, non-clinical findings made while clinical trials were underway or safety or efficacy observations made in non-clinical studies and clinical trials, including previously unreported adverse events. Moreover, non-clinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their product candidates performed satisfactorily in non-clinical studies and clinical trials nonetheless failed to obtain FDA approval. If we fail to produce positive results in our clinical trials of palovarotene or any other product candidate, the development timeline and regulatory approval and commercialization prospects for palovarotene or any other product candidate, and, correspondingly, our business and financial prospects, would be materially adversely affected.

Failures or delays in the commencement or completion of our planned clinical trials of palovarotene or any other product candidate could result in increased costs to us and could delay, prevent or limit our ability to generate revenue and continue our business.

Successful completion of our clinical trials is a prerequisite to submitting an NDA to the FDA and, consequently, the ultimate approval and commercial marketing of palovarotene. We have completed one Phase 2 trial which will form the basis of our NDA for palovarotene submission in 2019, we have initiated a Phase 3 trial which may expand the labeling for palovarotene in FOP, we have initiated one Phase 2 clinical trial in MO in April of 2018 and we initiated a Phase 1 trial of an ophthalmic formulation of palovarotene in October of 2018; however, we do not know if these trials or any future clinical trials will begin or be completed on schedule, if at all, as the commencement and completion of clinical trials can be delayed or prevented for a number of reasons, including, among others:

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

We have never submitted an NDA before, and may be unable to do so for palovarotene.

The successful submission of an NDA is a complicated process. We have limited experience in preparing and submitting regulatory filings and have not submitted an NDA before. Consequently, we may be unable to successfully and efficiently execute and complete these planned clinical trials in a way that leads to NDA submission and approval of palovarotene. We may require more time and incur greater costs than our competitors and may not succeed in obtaining regulatory approvals of drug candidates that we develop. Failure to commence or complete, or delays in, our planned clinical trials would prevent or delay commercialization of palovarotene.

Potential changes in regulatory requirements, FDA guidance or unanticipated events during clinical trials of palovarotene or any other product candidate may result in changes to clinical trial protocols or additional non-clinical studies and clinical trial requirements, which could result in increased costs to us and could delay our development timeline.

Changes in regulatory requirements, FDA guidance or unanticipated events during our clinical trials may force us to amend clinical trial protocols or cause the FDA to impose new or additional clinical trial requirements. For example, based on our discussions with the FDA, the FDA has indicated that new HO volume is a clinically meaningful outcome for our clinical trials for palovarotene in FOP. However, there can be no assurance that the FDA may not later determine that mean new HO volume does not qualify as a clinically meaningful endpoint for our clinical trials for palovarotene. Further, we have had discussions with the FDA regarding endpoints related to our Phase 2 clinical trial in MO and we cannot be certain that the proposed study design will be acceptable to the FDA or that additional clinical studies will not be required. We have not yet discussed with the FDA our clinical trial for surgical release in FOP.

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

The Breakthrough Therapy Designation is intended to expedite the development and review of products that treat serious or life-threatening conditions where “preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The designation of a product candidate as a Breakthrough Therapy provides potential benefits that include but are not limited to more frequent meetings with the FDA to discuss the development plan for the product candidate and ensure collection of appropriate data needed to support approval; more frequent written correspondence from the FDA about such things as the design of the proposed clinical trials; guidance on an efficient drug development program; organization commitment involving senior managers; and eligibility for rolling review and priority review. Breakthrough Therapy Designation does not change the standards for product approval. Even though we have obtained Breakthrough Therapy Designation for palovarotene for the treatment of FOP, we may not experience a faster development process, review or approval compared to conventional FDA procedures. Many drugs that have received Breakthrough Therapy Designation have failed to obtain approval.

Even though we have obtained a Rare Pediatric Disease designation from the FDA for palovarotene for the treatment of FOP, it does not guarantee that the NDA for the product will qualify for a priority review voucher upon approval, and it does not lead to a faster development or regulatory review process, or increase the likelihood that any of our product candidates will receive marketing approval.

Under the Rare Pediatric Disease Priority Review Voucher program, upon the approval of a qualifying NDA for the treatment of a rare pediatric disease, the sponsor of such an application would be awarded a rare pediatric disease priority review voucher that can be used to obtain priority review for a subsequent NDA or BLA (Biologic License Application). In February 2019, the FDA notified us that we obtained Rare Pediatric Disease designation for palovarotene for the treatment of patients with FOP. If a product candidate is designated before October 1, 2020, as is the case with palovarotene, the sponsor of a qualifying NDA for such a product is eligible to receive a voucher if the NDA is approved before October 1, 2022. However, there is no guarantee that any of our product candidates will be approved by that date, or at all, and, therefore, we may not be in a position to obtain a priority review voucher prior to expiration of the program, unless Congress further reauthorizes the program. Additionally, designation of a drug for a rare pediatric disease does not guarantee that an NDA will meet the other eligibility criteria for a rare pediatric disease priority review voucher at the time the application is approved. Finally, a Rare Pediatric Disease designation does not lead to faster development or regulatory review of the product, or increase the likelihood that it will receive marketing approval.

Expanded access studies may provide safety or efficacy data that differ from controlled clinical trials and could delay or limit approval.

Expanded access studies are uncontrolled, either carried out by individual investigators or under company-sponsored protocols, and may not be conducted in strict compliance with cGCPs or in identical patient populations to those studied in controlled studies, all of which can lead to a treatment effect which may differ from that in controlled trials. In addition, these studies provide only anecdotal evidence of efficacy for regulatory review, are not designed to be aggregated or reported as study results, and may provide highly variable information in light of the small number of patients.

Expanded access programs provide supportive safety information for regulatory review, and this safety information, including adverse events and any safety signals observed, will be reviewed as part of any palovarotene NDA we may submit. Any adverse events or reactions experienced by subjects in the expanded access program may be attributed to palovarotene and may delay or limit our ability to obtain regulatory approval with labeling that we consider desirable, or at all.

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

24

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

Currently, there are no therapies that have been specifically approved for treatment of FOP. However, products approved for other indications, for example, corticosteroids and non-steroidal anti-inflammatory drugs, are used off-label to manage FOP symptoms during flare-ups, though none of these medications has been shown to prevent HO. Further, we are aware that Regeneron Pharmaceuticals Inc. is conducting a Phase 2 clinical trial in adults with FOP. Blueprint Medicines Corporation, BioCryst Pharmaceuticals, Keros Therapeutics and La Jolla Pharmaceutical Company are each in early stages of development of therapies for the treatment of FOP. See Item 4B, “Business Overview” for a more detailed discussion.

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

We may not be able to establish collaborations, and, if we are able to establish collaborations, we may not be able to establish them on commercially reasonable terms, which could result in alterations or delays of our development and commercialization plans.

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

Although we do not currently have any products on the market, once we begin commercializing our product, we may be subject to additional healthcare statutory and regulatory requirements and enforcement by the federal government and the states and foreign governments in which we conduct our business. Healthcare providers, physicians and others will play a primary role in the recommendation and prescription of our product candidate, if approved. Our future arrangements with third-party payors will expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute our product candidate, if we obtain marketing approval. Restrictions under applicable federal and state healthcare laws and regulations include the following:

•	The federal anti-kickback statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under federal healthcare programs such as Medicare and Medicaid.
•	The federal False Claims Act imposes criminal and civil penalties, including those from civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease, or conceal an obligation to pay money to the federal government.
•	The federal Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program and also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information.
•	The federal false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services.
•	The federal transparency requirements, sometimes referred to as the "Sunshine Act," under the Patient Protection and Affordable Care Act, require manufacturers of drugs, devices, biologics and medical supplies that are reimbursable under Medicare, Medicaid, or the Children’s Health Insurance Program to report on an annual basis to the Department of Health and Human Services information related to transfers of value to physicians and teaching hospitals and physician ownership and investment interests. Effective January 1, 2022, manufacturers will also be required to report on payments or transfers of value to physician assistants, nurse practitioners or clinical nurse specialists, certified registered nurse anesthetists, and certified nurse-midwives.
•	Analogous state laws and regulations, such as state anti-kickback and false claims laws and transparency laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, and some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring drug manufacturers to report information related to payments to physicians and other healthcare providers or marketing expenditures and drug pricing.

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

The patent positions of biotechnology and pharmaceutical companies, including our patent position, involve complex legal and factual questions, and, therefore, the issuance, scope, validity and enforceability of any patent claims that we have or may obtain cannot be predicted with certainty. Patents may be challenged, deemed unenforceable, invalidated, or circumvented. U.S. patents and patent applications may also be subject to interference proceedings, ex parte re-examination, or inter partes review proceedings, supplemental examination and challenges in district court. Patents may be subjected to opposition, post-grant review, or comparable proceedings lodged in various foreign, both national and regional, patent offices. These proceedings could result in either loss of the patent or denial of the patent application or loss or reduction in the scope of one or more of the claims of the patent or patent application. In addition, such proceedings may be costly. Thus, any patents that we may own or exclusively license may not provide any protection against competitors. Furthermore, an adverse decision in an interference proceeding can result in a third party receiving the patent right sought by us, which in turn could affect our ability to develop, market or otherwise commercialize palovarotene or any other product candidate.

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

As of December 31, 2018, we had 45 full-time employees and in connection with operating as a public company and advancing our growth plans, we expect to increase our number of employees and the scope of our operations. To manage our anticipated development and expansion, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Also, our management may need to divert a disproportionate amount of its attention away from its day-to-day activities and devote a substantial amount of time to managing these development activities. Due to our limited resources, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. This may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. The physical expansion of our operations may lead to significant costs and may divert financial resources from other projects, such as the development of palovarotene and any other product candidates. If our management is unable to effectively manage our expected development and expansion, our expenses may increase more than expected, our ability to generate or increase our revenue could be reduced and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize our product candidates, if approved, and compete effectively will depend, in part, on our ability to effectively manage the future development and expansion of our Company.

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

We have collaboration, clinical trial and other relationships outside the United States, but we currently have limited operations outside of the United States and Canada. In order to meet our long-term goals, we would need to grow our international operations significantly. Consequently, we are and will continue to be subject to additional risks related to operating in foreign countries, including:

•	the fact that we have limited experience operating our business internationally;
•	local, economic and political conditions, including inflation, geopolitical events, such as war and terrorism, foreign currency fluctuations and exchange risks, which could result in increased or unpredictable operating expenses and reduced revenues and other obligations incident to doing business in, or with a company located in, another country;
•	our customers’ ability to obtain reimbursement for palovarotene or any other product candidate in foreign markets, and unexpected changes in reimbursement and pricing requirements, tariffs, trade barriers and regulatory requirements;
•	different medical practices and customs in foreign countries affecting acceptance in the marketplace;
•	longer lead times for shipping and longer accounts receivable collection times;
•	the interpretation of contractual provisions governed by foreign laws in the event of a contract dispute;
•	reduced protection of intellectual property rights in some foreign countries or the existence of additional potentially relevant third-party intellectual property rights; and
•	compliance with foreign or U.S. laws, rules and regulations, including data privacy requirements, labor relations laws, tax laws, accounting requirements, anti-competition regulations, import, export and trade restrictions, anti-bribery/anti-corruption laws, regulations or rules, which could lead to actions by us or our licensees, distributors, manufacturers, other third parties who act on our behalf or with whom we do business in foreign countries or our employees who are working abroad that could subject us to investigation or prosecution under such foreign or U.S. laws.

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

We maintain product liability and clinical trial insurance coverage in the U.S., Canada, United Kingdom (UK), France, Italy, Argentina, Spain, Germany, Belgium, the Netherlands, Sweden, Japan, Turkey, Brazil and Australia for our clinical trials with annual aggregate coverage limits in varying amounts up to $20 million. Nevertheless, our insurance coverage may be insufficient to reimburse us for any expenses or losses we may suffer. Moreover, in the future, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses, including if insurance coverage becomes increasingly expensive. If and when we obtain marketing approval for our product candidates, we intend to expand our insurance coverage to include the sale of commercial products; however, we may not be able to obtain this product liability insurance on commercially reasonable terms. Large judgments have been awarded in class action lawsuits based on drugs that had unanticipated side effects. The cost of any product liability litigation or other proceedings, even if resolved in our favor, could be substantial, particularly in light of the size of our business and financial resources. A product liability claim or series of claims brought against us could cause our stock price to decline and, if we are unsuccessful in defending such a claim or claims and the resulting judgments exceed our insurance coverage, our financial condition, business and prospects could be materially adversely affected.

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

After we are no longer an emerging growth company, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (Section 404), we will be required to furnish an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To maintain compliance with Section 404, we will continue to be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal and external resources to continue assessing and documenting the adequacy of internal control over financial reporting pursuant to the Committee of Sponsoring Organizations of the Treadway Commission 2013, continue steps to improve control processes as appropriate, continue to validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting.

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

In general, under Section 382 of the U.S. Internal Revenue Code of 1986, as amended (the Code) a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change net operating loss carryforwards (NOLs) to offset future taxable income. Similarly, where control of a corporation has been acquired by a person or group of persons, subsection 111(5) of the Canadian Income Tax Act (Canadian Tax Act), and equivalent provincial income tax legislation restrict the corporation’s ability to carry forward noncapital losses from preceding taxation years. We have not performed a detailed analysis to determine whether an ownership change under Section 382 of the Internal Revenue Code or an acquisition of control for the purposes of subsection 111(5) of the Canadian Tax Act has occurred after each of our previous issuances of common shares, preferred shares and convertible debt. In addition, if we undergo an ownership change or acquisition of control, our ability to utilize NOLs and non-capital losses could be limited by Section 382 of the Internal Revenue Code and subsection 111(5) of the Canadian Tax Act. As of December 31, 2018, we had Canadian federal and provincial net operating loss carry forwards of $136.1 million and $134.5 million, respectively, and unused federal tax credits of $1.7 million, all of which are set to expire over time to 2038. We also had Canadian federal and provincial research and development expenditure pools of $9.8 million and $11.3 million, respectively, without time limitations. We also had US unused orphan drug tax credits of $4.0 million as at December 31, 2018, which are set to expire over time to 2038 and Massachusetts R&D tax credits of $1.1 million, which are set to expire in 2038. The U.S. Tax Cuts and Jobs Act of 2017 generally reduced the amount of the orphan drug tax credit available in the U.S. and further limited the ability of taxpayers to claim such credit with respect to the costs of testing outside the United States. In addition, future changes in our share ownership, some of which are outside of our control, could result in an ownership change under Section 382 of the Internal Revenue Code or an acquisition of control for the purposes of subsection 111(5) of the Canadian Tax Act. Furthermore, our ability to utilize NOLs, credits and non-capital losses of companies that we may acquire in the future may be subject to limitations.

We may become a “controlled foreign corporation,” which may have adverse U.S. federal income tax consequences for a U.S. investor that owns substantial amounts of our common shares.

Although we believe we qualified as a controlled foreign corporation (CFC) in prior years, based on our current ownership structure, we do not believe we are currently a CFC for U.S. federal income tax purposes for the taxable year ending December 31, 2018. Given our ownership concentration, however, it is possible we could become a CFC if U.S. persons, each of whom own, directly or indirectly, including through non-U.S. persons (or is considered to own under applicable constructive ownership rules of the Code), 10% or more of the total combined voting power of all our classes of stock entitled to vote (U.S. Shareholders), together own more than 50% of the total vote or value of our stock. In such case, U.S. Shareholders may be subject to current U.S. federal income tax on certain types of income (generally passive income) regardless of whether corresponding cash distributions are made by us. In addition, gains recognized by U.S. Shareholders on the sale of our common shares may be reclassified, in whole or in part, as a dividend. The treatment of dividends paid or deemed paid by CFCs to certain U.S. persons has changed under the U.S. Tax Cuts and Jobs Act of 2017 and the CFC rules remain complex. Investors are urged to consult their own tax advisors regarding the possible application of the CFC rules in their particular circumstances. See the section entitled “Material U.S. Federal Income Tax Considerations—Controlled Foreign Corporation Considerations” under Item 10E “Taxation”.

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

The U.S. taxation authorities may not necessarily agree with our determinations of the tax credits claimed by us, including our orphan drug tax credits. If the U.S. taxation authorities successfully challenge such tax credits claimed, our operating results could be materially adversely affected. Furthermore, if the U.S. taxation authorities further reduce the tax credit either by reducing the rate of the credit or the eligibility of certain clinical testing expenses in the future, our operating results will be materially adversely affected. As part of the 2017 U.S. tax reform, the orphan drug tax credit has been reduced from 50% to 25% of qualified clinical testing expenses for the tax year beginning January 1, 2018 and further limited the ability of taxpayers to claim such credit with respect to the costs of testing outside the United States. This rate reduction and other changes will decrease our future U.S. orphan drug tax credits available to be claimed.

We are likely a “passive foreign investment company,” which may have adverse U.S. federal income tax consequences for U.S. investors.

U.S. investors should be aware that we believe that we qualified as a passive foreign investment company (PFIC) for our taxable year ended December 31, 2018. We can give no assurance that we will not continue to be a PFIC for the taxable year-ended December 31, 2019. If we are a PFIC for any taxable year during a U.S. investor’s holding period of our common shares, a U.S. investor generally will be required to treat any gain realized upon a disposition of our common shares, or any so-called “excess distribution” received on our common shares, as ordinary income (not capital gain) earned over the U.S. investor’s holding period of our common shares, and to pay applicable taxes on such ordinary income as well as an interest charge on the gain or distribution as if the resulting taxes had been earned (and resulting tax due) ratably over the holding period. A U.S. investor may make certain elections (such as a “mark-to-market” election or a “qualified electing fund” election) to mitigate certain of the adverse U.S. federal income tax consequences of owning PFIC stock, but such elections have their own set of consequences and may not be available in certain circumstances. The PFIC rules are complex and they and any available elections may have a significant effect on U.S. investors. U.S. investors are urged to consult their own tax advisors regarding all aspects of the PFIC rules that may be applicable. See the section entitled “Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Considerations” under Item 10E “Taxation”.

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

We may also lose our status as a foreign private issuer. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2019. We would lose our foreign private issuer status if, for example, more than 50% of our common shares are directly or indirectly held by residents of the United States on June 30, 2019 and we fail to meet additional requirements necessary to maintain our foreign private issuer status. More than 50% of our common shares are currently held by U.S. shareholders. We nonetheless currently meet the definition of a foreign private issuer as we have determined that a majority of our executive officers and directors are not, for purposes of this test, U.S. citizens or U.S. residents, a majority of our assets are not located in the U.S. and our business is administered principally in Canada. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms beginning on January 1, 2020, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of The Nasdaq Global Select Market. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange. These expenses will relate to, among other things, the obligation to prepare our financial information in accordance with U.S. generally accepted accounting principles in the future.

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

We had two material weaknesses in internal controls over financial reporting identified as of December 31, 2016 prior to our IPO, which were subsequently remediated or became not applicable.

Despite our efforts to maintain effective internal controls or due to the possibility of material weaknesses being identified, there is a risk that neither we nor our independent registered public accounting firm will be able to conclude within the prescribed timeframe that our internal control over financial reporting is effective as required by Section 404. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

Our charter documents and certain Canadian legislation could delay or deter a change of control, limit attempts by our shareholders to replace or remove our current management and limit the market price of our common shares.

Our authorized preferred shares are available for issuance from time to time at the discretion of our board of directors, without shareholder approval. Our articles grant our board of directors the authority, subject to the Canada Business Corporations Act (CBCA), to determine the special rights and restrictions granted to or imposed on any unissued series of preferred shares, and those rights may be superior to those of our common shares.

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

Moreover, pursuant to the stock option plan, our board of directors are authorized to grant stock options and other equity-based awards to our employees, directors and consultants. The number of shares available for future grant under the 2017 Omnibus Plan will automatically increase by an annual amount to be added the first day of each fiscal year, subject to the ability of our board of directors to take action to reduce the size of the increase in any given year. On January 1, 2019, the number of shares available for future grant under the 2017 Omnibus Plan was automatically increased by 1,514,563. However, the increased number of shares available for issuance under the stock option plan has not been registered as at the date of this Annual Report. If our board of directors elects to increase the number of shares available for future grant by the maximum amount each year, our stockholders may experience additional dilution, which could cause our stock price to fall.

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

Risks Relating to the Plan of Arrangement

Completion of the Arrangement is subject to several conditions that must be satisfied or waived.

The completion of the Arrangement is subject to a number of conditions precedent, some of which are outside of the control of the Company and the Purchaser Parties, including approval of the shareholders and the granting of the Final Order by the Superior Court of Québec pursuant to section 192 of the CBCA. In addition, the completion of the Arrangement by the Purchaser Parties is conditional on, among other things, dissent rights not having been exercised by the holders of more than 10% of the issued and outstanding shares and no Material Adverse Effect (as defined in the Arrangement Agreement) having occurred since the date of the Arrangement Agreement. There can be no certainty, nor can the Company or the Purchaser Parties provide any assurance, that these conditions will be waived or satisfied or, if satisfied, when they will be satisfied. Moreover, a substantial delay in obtaining satisfactory approvals could result in the Arrangement not being completed. If the Arrangement is not completed for any reason, there are risks that the announcement of the Arrangement and the dedication of substantial resources of the Company to the completion thereof could have a negative impact on the Company's current business relationships and could have a material adverse effect on the current and future operations, financial condition and prospects of the Company. In addition, failure to complete the Arrangement for any reason could materially negatively impact the trading price of the shares. If the Arrangement is not completed and the board of directors decides to seek an alternative transaction, there can be no assurance that it will be able to find a party willing to pay consideration for the shares that is equivalent to, or more attractive than, the consideration payable pursuant to the Arrangement.

The Arrangement Agreement may be terminated in certain circumstances, in which case an alternative transaction may not be available.

Each of the Company, the Purchaser and Ipsen has the right to terminate the Arrangement Agreement in certain circumstances. Accordingly, there is no certainty that the Arrangement Agreement will not be terminated by the Company, the Purchaser or Ipsen before the completion of the Arrangement. Failure to complete the Arrangement could materially negatively impact the trading price of the shares. If the Arrangement Agreement is terminated, there is no guarantee that equivalent or greater purchase prices for the shares will be available from an alternative party.

The Company will incur costs and may have to pay a termination fee or an expense reimbursement fee.

Certain costs relating to the Arrangement, such as legal, accounting and certain financial advisor fees, must be paid by the Company even if the Arrangement is not completed. If the Arrangement is not completed for certain reasons, the Company may also be required to pay the termination fee of $35,000,000 or an expense reimbursement fee of $4,000,000 to the Purchaser. If the Company is required to pay the termination fee or the expense reimbursement fee under the Arrangement Agreement, the financial condition and ability of the Company to fund current operations could be materially adversely affected.

The termination fee may discourage other parties from proposing a significant business transaction with the Company.

Under the Arrangement, the Company is required to pay the termination fee in the event that the Arrangement Agreement is terminated in circumstances related to a possible alternative transaction to the Arrangement. The termination fee may discourage other parties from attempting to propose a business transaction, even if such a transaction could provide better value to shareholders than the Arrangement.

Shareholders will no longer hold an interest in the Company following the Arrangement.

Following the Arrangement, shareholders will no longer hold any of the shares and shareholders will forego any future increase in value that might result from future growth and the potential achievement of the Company's long-term plans.

The Company's business relationships may be subject to disruption due to uncertainty associated with the Arrangement.

Parties with which the Company currently does business or may do business in the future may experience uncertainty associated with the Arrangement, including with respect to current or future business relationships with the Company or the Purchaser Parties. Such uncertainty could have a material and adverse effect on the business, financial condition, results of operations or prospects of the Company.

While the Arrangement is pending, the Company is restricted from taking certain actions.

The Arrangement Agreement restricts the Company from taking specified actions until the Arrangement is completed without the consent of the Purchaser. These restrictions may prevent the Company from pursuing attractive business opportunities that may arise prior to the completion of the Arrangement.

Interests of Certain Persons in the Arrangement.

Certain directors and officers of the Company may have interests in the Arrangement that may be different from, or in addition to, the interests of shareholders.

Clementia may be the target of legal claims, securities class action, derivative lawsuits and other claims.

Securities class action lawsuits and derivative lawsuits are often brought against companies that have entered into an agreement to be acquired. Third parties may also attempt to bring claims against Clementia seeking to restrain the Arrangement or seeking monetary compensation or other redress, which could delay or prevent consummation of the Arrangement. Even if the lawsuits are without merit or unsuccessful, defending against these claims can result in substantial costs and divert management time and resources.

Risks Relating to the CVRs

Holders of CVRs may never receive a payment in respect of the CVRs.

The entitlement to payment resulting from the CVRs will be reduced to nil if the milestone set out in the CVR Agreement (Milestone) is not achieved. There can be no guarantee that the Milestone will be achieved. If the Milestone is not achieved, the associated payment will never be made. No payment will be made in respect of the Milestone if the Milestone is not achieved on or prior to December 31, 2024. Even if the FDA accepts the submission an NDA for palovarotene as developed under IND 135403 based on the results of the phase II/III Clinical Trials which were being conducted by the Company as of the date of the Arrangement Agreement for the treatment of MO, there can be no guarantee that it will do so on or prior to December 31, 2024. In addition, no payment will be made in respect of the Milestone if any additional phase II or phase III clinical trial (other than any post-approval trial) is required for the submission of the NDA, and there can be no guarantee that no such additional phase II or phase III clinical trial (other than any post-approval trial) will be required.

CVRs may not be assigned or transferred except in very limited circumstances, limiting the ability for CVR holders to monetize the CVRs.

The CVRs will not be listed on any securities exchange and may not be transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part other than (i) upon the death of a holder, by will or intestacy; (ii) pursuant to a court order; (iii) by operation of law (including by consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (iv) in the case of CVRs held through book-entry or other similar nominee form, from a nominee to the beneficial owner and, if applicable, through an intermediary, to the extent allowable by the Depository Trust Company (DTC); or (v) pursuant to a CVR holder's right to abandon a CVR or the deemed acquisition of CVRs by the Purchaser or the Company in connection with the repayment of the after-tax proceeds attributable to options granted by the Company to certain key employees on February 18, 2019. This means that a CVR holder may not have any ability to recognize the value of any payment to be made in accordance with the CVR Agreement prior to the receipt of such a payment, if any.

Any payments in respect of the CVRs under the guarantee rank at parity with Ipsen's other unsecured indebtedness.

Ipsen has guaranteed the CVR payouts contemplated by the CVR Agreement. This guarantee represents an unsecured obligation of Ipsen and will rank equally in right of payment to all existing and future unsecured indebtedness of Ipsen. Any CVR payout under the guarantee will effectively be subordinated in right of payment to all of Ipsen's secured obligations to the extent of the collateral securing such obligations. In the event of a shortfall of funds after payment is made on such secured obligations, CVR holders will not receive the full CVR payout they may otherwise have been entitled to.

The treatment of CVRs for Canadian federal income tax purposes is unclear.

The Canadian federal income tax consequences to a shareholder in respect of the receipt of CVRs and the payments thereunder, and the reporting of amounts in respect thereof for Canadian federal income tax purposes, are not entirely clear. Shareholders are urged to consult their own tax advisors regarding the consequences to them of the receipt of CVRs and the payments thereunder.

The treatment of CVRs for U.S. federal income tax purposes is unclear.

There is no legal authority directly addressing the U.S. federal income tax treatment of CVRs received pursuant to the Arrangement. Accordingly, the amount, timing and character of any gain, income or loss with respect to the CVRs are uncertain. U.S. Holders should consult their tax advisors concerning the recognition of income, gain or loss, if any, resulting from the receipt of a CVR or the receipt of any payment in respect of a CVR.

Item 4.	Information on the Company

A.	History and Development of the Company

Clementia Pharmaceuticals Inc. was incorporated under the CBCA on November 5, 2010. The principal executive offices of Clementia Pharmaceuticals Inc. are currently located at 1000 de la Gauchetière West, Montreal, Quebec, Canada H3B 4W5. Our telephone number is (514) 940-3600.

Clementia Pharmaceuticals Inc. has two wholly-owned subsidiaries, Clementia Pharmaceuticals USA Inc., which was incorporated in the state of Delaware, with a registered office located at 275 Grove Street, Suite 2-400, Auburndale, Massachusetts 02466 USA, and Clementia Pharmaceuticals France SARL, which was incorporated in France, with a registered office located at 4 Rue De Marivaux, 75002 Paris, France.

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

In August 2017, immediately prior to its IPO, all of the outstanding Class A, B and C redeemable convertible preferred shares were converted on a one-for-one basis into 20,076,224 common shares of the Company. In connection therewith, in the third quarter of 2017 the Company i) included the original stated capital of the preferred shares in share capital, ii) included the excess of the total carrying value of the preferred shares and the embedded derivative liabilities over the original stated capital of the preferred shares in contributed surplus and iii) eliminated the contributed surplus created by the conversion of the preferred shares into common shares and recorded a corresponding reduction in deficit (as resolved by the Company’s board of directors).

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

In October 2018, the Company completed a follow-on offering and issued 6,095,000 common shares at $13.25 per share, including the underwriters’ over-allotment option, for total gross proceeds of approximately $80.8 million.

In October 2018, the Company also filed an At-The-Market (ATM) offering prospectus for $40 million of additional common shares for a period of 24 months. The ATM allows the Company to sell common shares, having an aggregate offering price of up to $40 million, from time to time at prevailing market rates. The underwriters’ commission will be 3% of the amount of funds raised. There were no draws on this ATM offering prospectus as of the date of this Form 20-F.

A description of the Company’s principal capital expenditures and acquisitions of material assets can be found in our management’s discussion and analysis (MD&A) and in the notes to our financial statements included elsewhere in this Annual Report.

Plan of Arrangement

On February 24, 2019, the Company entered into an agreement with Ipsen, a global specialty-driven biopharmaceutical group organized under the laws of France and listed in Paris (Euronext: IPN), and the Purchaser, pursuant to which Ipsen would acquire, through the Purchaser, all outstanding shares of Clementia for a purchase price of US$25.00 per share in cash upfront, plus a contingent value right (CVR) of US$6.00 per share related to the MO indication for a total transaction value of up to US$1.31 billion.

Completion of the transaction is anticipated to occur in the second quarter of 2019, subject to satisfaction or waiver of all closing conditions. The acquisition is expected to proceed by way of a court-approved plan of arrangement pursuant to the CBCA and will require, at the special meeting of Clementia shareholders expected to be held on April 9, 2019, the approval of at least 66 2/3% of the votes cast by Clementia’s shareholders present in person or represented by proxy as well as the approval of a majority of the votes cast by Clementia’s disinterested shareholders present in person or represented by proxy. A proxy circular relating to the special meeting of shareholders of Clementia and containing further details regarding the Arrangement and the Arrangement Agreement has been mailed to Clementia’s shareholders and made available on SEDAR and EDGAR.

In addition to shareholders’ and court approvals, the Arrangement is also subject to other customary closing conditions. The Arrangement Agreement is subject to customary “fiduciary out” provisions, and a right in favor of Ipsen to match any superior proposal. A termination fee of $35 million is payable to Ipsen in certain specific circumstances, including if it fails to exercise its right to match in the context of a superior proposal supported by Clementia.

The estimated fees, costs and expenses of the Company in connection with the Plan of Arrangement contemplated including, without limitation, financial advisors’ fees, filing fees, legal and accounting fees, proxy solicitation fees and printing and mailing costs, but excluding payments made by the Company pursuant to the Plan of Arrangement in respect of outstanding stock options and DSUs, are anticipated to be approximately $25.7 million.

As of the date of this Form 20-F, the Arrangement contemplated in the agreement has not yet been approved or completed. Refer to “Risk Factors” above.

B.	Business Overview

Overview

We are a clinical-stage biopharmaceutical company innovating treatments for people with ultra-rare bone disorders and other diseases. Our lead product candidate, palovarotene, is an oral small molecule that binds and activates retinoic acid receptor gamma (an RARγ agonist) and has shown potent activity in preventing abnormal new bone formation as well as scar tissue formation (or fibrosis) in a variety of tissues. We are developing palovarotene for the treatment of Fibrodysplasia Ossificans Progressiva (FOP) and Multiple Osteochondromas (MO), as well as other diseases. For FOP, we are preparing for a New Drug Application (NDA), which we intend to submit to the U.S. Food and Drug Administration (FDA) in the second half of 2019, and subject to approval, a U.S. commercial launch in mid-2020. We also completed enrollment in our Phase 3 MOVE trial in FOP in August 2018 with two interim data read-outs planned in 2019. For MO, we enrolled the first patient in our Phase 2 clinical trial in April 2018, and we expect an interim data read-out in 2020. We believe that, if approved in FOP or MO, palovarotene could become the standard of care in either or both of these indications.

FOP is an ultra-rare, chronic and severely disabling disease of abnormal bone formation, or heterotopic ossification (HO). A 2011 Nature Medicine paper showed that palovarotene potently inhibited HO in animal models of FOP. As a result, we exclusively in-licensed palovarotene from Roche to form the basis of Clementia, and we have also secured additional IP related to palovarotene. FOP is characterized by painful, recurrent episodes of soft tissue swelling (flare-ups) that result in bone formation in areas of the body where bone is not normally present, such as muscles, tendons and ligaments. Recurrent flare-ups and new bone formation progressively restrict movement by locking joints, leading to cumulative loss of function, disability and early death. FOP is caused by a mutation of the bone morphogenetic protein (BMP) Type I receptor or ACVR1 (also known as ALK2) that leads to excess BMP signaling and new bone formation. We estimate that the prevalence of FOP is approximately 1.3 individuals per million lives, or approximately 9,000 globally. As of October 2016, there were known to be 800 diagnosed FOP patients worldwide. There are currently no approved medical treatment options to prevent the formation of heterotopic bone in FOP. However, the FDA recently agreed with us that our available Phase 2 data on the treatment of flare-ups with episodic palovarotene dosing would support an NDA submission for palovarotene for the prevention of HO associated with flare-up symptoms in patients with FOP. We held a pre-NDA meeting with the FDA in the February 2019, and we continue to expect to submit our NDA in the second half of 2019. Our ongoing Phase 3 MOVE Trial, which is evaluating a chronic daily dosing in addition to the episodic flare-up dosing, will continue and is expected to report final results in 2020 with two planned interim read-outs in 2019. We believe that, if successful, the data from the MOVE Trial may provide the basis for a supplemental NDA for an additional treatment regimen option for patients with FOP.

MO, also called multiple hereditary exostoses, is an ultra-rare genetic disease of new bone formation in children which, like FOP, is mediated by excess BMP signaling. Patients with MO develop multiple benign bone tumors, also known as osteochondromas (OCs) or exostoses, on bones. We estimate that MO affects approximately 20 individuals per million lives, or approximately 150,000 globally, which is approximately 15 times greater than that of FOP. Patients suffer from substantial morbidities that worsen over time until they reach skeletal maturity. We have generated pre-clinical data demonstrating that palovarotene inhibits the number of OCs by approximately 80% in an animal model of MO as compared to vehicle-treated animals. Based on our knowledge of the safety and tolerability profile of palovarotene and our pre-clinical animal model data, we initiated a global, placebo-controlled Phase 2 study (the MO-Ped Trial) of palovarotene in MO. We expect to report results for this trial in 2021 with a planned interim read-out in 2020.

We also believe that RARγ agonists have great potential as inhibitors of BMP signaling in other indications. Palovarotene has been shown to exert multiple effects in various tissues including in ocular tissues, where RARγ agonists generally demonstrate anti-fibrotic properties. Pre-clinical proof-of-concept studies in dry eye disease that we conducted show that an eye drop formulation of palovarotene can potently increase tear production and decrease corneal damage. In October 2018, we initiated and enrolled the first subject in a Phase 1 trial being conducted in Canada that will evaluate the safety, tolerability, and pharmacokinetic profile of single and multiple ascending doses of palovarotene ophthalmic solution in healthy volunteers. This trial was completed in February 2019 and final results are pending, but based on preliminary top line results, we expect to utilize the data obtained in this study to inform the design of a proof of concept efficacy trial evaluating palovarotene in dry eye disease, which is expected to begin in 2019. We are also focused on developing other RARγ agonists that we have in-licensed from Galderma. We are currently in the process of characterizing these second generation RARγ agonists in animal models.

In July 2014, the FDA granted Orphan Drug Designation for palovarotene as a treatment for FOP, and in November 2014, we were granted orphan drug status in the EU. Orphan Drug Designation by the FDA allows for seven years of market exclusivity in the U.S. upon approval of the drug for the indication for which it was designated except in certain limited circumstances. In Europe, marketing authorization for an orphan drug generally leads to a ten-year period of market exclusivity. In November 2014, we received Fast Track Designation from the FDA, which allows for more frequent interactions with the FDA during the drug development and review process. In July 2017, the FDA granted Breakthrough Therapy Designation to palovarotene for the prevention of HO in patients with FOP, which allows for intensive guidance on efficient drug development, organizational commitment involving senior management, and rolling review of our application. Also, in February 2019, the FDA granted Rare Pediatric Disease Designation to palovarotene for the treatment of FOP. The Rare Pediatric Disease Designation is an essential element for obtaining a Rare Pediatric Disease Voucher (PRV). The company plans to request a PRV in the NDA submission for palovarotene for the treatment of FOP, and the FDA will determine whether to grant the PRV. The PRV Program is intended to encourage development of therapies to prevent and treat rare pediatric diseases. The PRV can be redeemed to receive a priority review of a subsequent marketing application or sold to a third party. In November 2017, the FDA granted Orphan Drug Designation for palovarotene as a treatment for MO, and in May 2018, the EMA granted Orphan Drug Designation for palovarotene for the treatment of MO.

Our Programs

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

Our lead product candidate, palovarotene, is a RARγ selective agonist that has shown potent activity in preventing chondrogenesis (cartilage formation) as well as fibrosis in a variety of tissues. RARγ agonists, such as palovarotene, are thought to exert their action on bone formation through regulation of the BMP pathway. RARγ receptors are expressed in chondrogenic cells and chondrocytes and repress certain genes even in the absence of ligand. BMPs are part of the transforming growth factor 13 (TGF-13) family of extracellular signaling proteins. They regulate various cellular activities including differentiation and proliferation and are particularly involved in fibrosis. BMP signaling induces the complete pathway of endochondral bone formation during embryonic development and skeletal formation in children.

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

We believe that RARγ agonists, such as palovarotene, have the potential for therapeutic use in a broad range of conditions, including diseases like FOP and MO that involve pathological bone formation as well as other indications characterized by excessive fibrosis or scarring such as dry eye disease.

The following table summarizes our development programs:

PRE-CLINICAL	PHASE 1	PHASE 2	PHASE 3	CURRENT STATUS	NEXT MILESTONE
Palovarotene						
Fibrodysplasia Ossificans Progressiva (FOP): ***Episodic dosing regimen***					Preparing for NDA submission to the FDA in 2019.	NDA submission in H2 2019
Fibrodysplasia Ossificans Progressiva (FOP): ***Chronic plus episodic dosing regimen***					Phase 3 MOVE Trial fully enrolled	First and second interim analyses in 2019 Final results in 2020
Multiple Osteochondroma (MO)					Phase 2 MO-Ped initiated in Q2 2018 enrolling up to 240 patients	Completion of enrollment in mid-2019
Dry Eye Disease					Phase 1 trial completed in Q1 2019	Proof of concept study in 2019
Other RARγ agonists						
Disorders of Fibrosis					Testing in animal models for lead indication	Identify lead compound

Palovarotene for FOP

In 2014, we initiated the first ever Phase 2 study in FOP and since then have tested multiple dosing regimens evaluating multiple imaging and functional endpoints in approximately 150 individuals. The outcomes observed at 12 weeks following episodic palovarotene treatment were recently presented at ASBMR 2018. In these studies, 92 palovarotene-treated flare-ups in 62 patients across three different dosing regimens were evaluated compared to 46 placebo or untreated flare-ups in 41 patients from the Company’s natural history study. Patients treated with palovarotene at the time of a flare-up demonstrated a greater than 70% reduction in mean new HO volume at 12 weeks compared to the untreated group. Further, the reduction in mean new HO volume among patients treated with the episodic 20/10 mg dosing regimen (20 mg for 4 weeks starting at the time of a flare-up followed by 10 mg for 8 weeks) was statistically significant (p=0.02). Palovarotene was generally well tolerated across all dosing regimens of the Phase 2 clinical program. There were dose-related increases in retinoid-associated adverse events (AEs) with most being mild or moderate in severity, and only one patient discontinued participation in the study because of an AE.

In recent interactions between Clementia and the FDA, including a Type B meeting held as part of palovarotene’s Breakthrough Therapy Designation, the FDA has agreed that available data would support filing of an NDA for palovarotene for the prevention of HO associated with flare up symptoms in patients with FOP. Following the completion of standard non-clinical, clinical pharmacology and CMC studies to be agreed upon with the agency, we plan to submit an NDA in the second half of 2019 to seek approval of the palovarotene 20/10 mg episodic dosing regimen. If successful, we could be ready for commercial launch in the U.S. in the first half of 2020.

Our Phase 3 MOVE Trial is evaluating a chronic dosing regimen of palovarotene in FOP (5 mg daily) with increased episodic doses during flare-ups (20 mg for four weeks followed by 10 mg for eight weeks). The primary endpoint of the MOVE Trial is the annualized change in new HO volume as assessed by low-dose whole body CT scans (WBCTs), compared to untreated patients from the natural history study, which is being used as the external control and is described below. The MOVE Trial is fully enrolled, and we expect to report full data in 2020 with interim read-outs in 2019 and 2020. If successful, we plan to submit a supplemental New Drug Application (sNDA) for the combination dosing regimen that includes both chronic dosing and episodic dosing at time of flare-ups.

In parallel with our interventional trials, we have also completed enrollment in a first of its kind natural history study with 114 patients worldwide to characterize the progression of FOP across numerous outcomes. This study is tracking new HO formation across the body using WBCTs as well as other measures of mobility and functional impairment. Cross-sectional data indicates a strong correlation between losses in physical function with age and with total body volume of HO and functional outcomes. The findings of this study have been instrumental in establishing that HO is a clinically meaningful endpoint in FOP.

Palovarotene for MO

We have generated pre-clinical data demonstrating that palovarotene inhibits the number of OCs by approximately 90% in an animal model of MO as compared to vehicle-treated animals. We initiated patient enrollment in a global, placebo-controlled Phase 2 study (the MO-Ped Trial) of palovarotene in MO in April 2018 and expect to complete enrollment in mid- 2019. The MO-Ped Trial will enroll up to 240 patients at approximately 25-30 clinical sites worldwide, comprised of pediatric patients from 2 to 14 years of age, to assess palovarotene’s effect on osteochondroma formation and other related outcomes. We expect to report clinical data for this Phase 2 trial in 2021 with an interim read-out in the first half of 2020.

Palovarotene for Dry Eye Disease

Palovarotene has been shown to exert multiple effects in various tissues including in ocular tissues, where RARγ agonists generally demonstrate anti-fibrotic properties. As a result, we have conducted pre-clinical proof-of-concept studies in dry eye disease that show that an eye drop formulation of palovarotene can potently increase tear production and decrease corneal damage. Following the completion of these studies and IND-enabling toxicity studies of an ophthalmologic formulation, we began a Phase 1 clinical trial in Canada in October 2018 in healthy volunteers to evaluate the safety of palovarotene eye drops as a potential treatment for dry eye disease. This study has been completed and final results are pending, but based on top line data, we expect to submit an IND to FDA and advance our eye drop formulation into a proof of concept efficacy trial evaluating palovarotene in dry eye disease, which is expected to begin in 2019.

Other RARγ Agonists

We are also developing other RARγ agonists in-licensed from Galderma in other indications involving fibrosis. Should these studies be successful, we plan to initiate the pre-IND activities necessary to initiate clinical trials in these new indications.

Our Strategy

We strive to become a leading fully-integrated biopharmaceutical company that innovates and commercializes new treatments for people with ultra-rare bone disorders and other diseases. We are rapidly developing our lead product candidate, palovarotene, to treat FOP and MO as well as other diseases. To achieve our goals, we are executing the following strategy:

Obtain regulatory approval for our lead product candidate, palovarotene, in FOP. We believe that our recent interactions with the FDA suggest a path to NDA submission in the second half of 2019. We believe that, if successful, this NDA may lead to FDA approval of palovarotene to treat children and adults with FOP using an episodic treatment regimen at the time of a flare-up. We also believe that if the NDA is accepted, we may receive priority review and be in a position to launch commercial sales in the first half of 2020. Our Phase 3 MOVE Trial, if successful, may substantially form the basis of an sNDA for an additional dosing regimen, one which includes a chronic daily administration of palovarotene in addition to flare-up-based episodic treatment. We also expect to engage in regulatory discussions for palovarotene approval in Europe and Japan starting next year.

Complete development and obtain regulatory approval for palovarotene in MO. We believe that the positive Phase 2 results we have generated with palovarotene in FOP along with the pre-clinical data demonstrating proof-of-concept in an animal model of MO suggest that palovarotene may also demonstrate biological activity in the ongoing Phase 2 MO-Ped Trial in MO. Enrollment in this trial was initiated in April 2018 and we expect to be fully enrolled by mid-2019. If successful, we believe this trial could potentially serve as a single pivotal study and could form the basis of FDA approval of palovarotene for MO. We expect to submit for worldwide regulatory approvals of palovarotene in MO including in the United States, Europe and Japan after generating the relevant clinical data, for which we expect data read outs in 2020 and 2021, respectively.

Independently commercialize palovarotene and improve patient care in FOP and MO. We intend to establish our own commercial organization and have begun to develop a global commercial plan. Our plan includes establishing the sales, marketing and reimbursement functions required to commercialize palovarotene in global markets. In response to requests from the patient community, we are evaluating mechanisms for allowing access to palovarotene in advance of regulatory approval in those jurisdictions where this is permitted by the applicable laws.

Advance the development of an eye drop formulation of palovarotene for Dry Eye Disease. We initiated a Phase 1 clinical trial in October 2018 to evaluate the safety, tolerability, and pharmacokinetic profile of single and multiple ascending doses of palovarotene ophthalmic solution in healthy volunteers. This trial was completed in February 2019 and based on top line data, we will submit an IND to the FDA and advance our eye drop formulation into a proof of concept efficacy trial evaluating palovarotene in dry eye disease, which is expected to begin in 2019.

Expand our RARγ agonists platform. We are also investigating other RARγ agonists in-licensed from Galderma in other indications involving fibrosis. Should these studies be successful, we plan to initiate the pre-IND activities for these other RARgamma agonists necessary to initiate clinical trials in these new indications.

Evaluate opportunities to expand our leadership in FOP and other areas of expertise. As the leaders in FOP drug development, we intend to maintain this leadership via collaborations with others who have programs which may enhance functional outcomes in persons with FOP. We may also selectively form collaborative alliances to expand our capabilities and product offerings into new therapeutic areas and potentially accelerate commercialization in select geographic markets. Additionally, we may pursue the acquisition or in-licensing of product candidates, particularly in our core focus area of rare bone diseases.

Our Team

We have assembled a team of highly skilled and experienced employees, directors and consultants with broad capabilities in drug discovery, development, regulation and commercialization and particular expertise in orphan diseases. A majority of our employees possess advanced scientific degrees. Our management team has substantial industry experience in the orphan disease space with a successful track record of developing and commercializing drug candidates. Our board members include the former CEOs and the former CCO of companies that developed Yescarta®, Gattex®, Natpara® and Strensiq®, the latter two drugs indicated for the treatment of rare bone diseases. We continue to leverage this specialized expertise and experience to rapidly pursue the development and commercialization of palovarotene in multiple indications.

Manufacturing

Palovarotene drug substance synthesis was originally developed and optimized by Roche. Clementia further optimized this synthesis route due to the availability of novel chemistries. Our drug substance is currently manufactured by one manufacturer. It has demonstrated greater than two years stability under ambient conditions protected from light. Our drug product consists of a hard-shell capsule, which can be opened by patients and sprinkled on food for those with locked jaws and pediatric subjects. Multiple dosage strengths are available to account for all potential doses administered in the clinic, including for weight-based dosing in children. We monitor stability of our drug substance and drug product according to ICH compliant stability programs.

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

Regeneron Pharmaceuticals Inc. has completed a Phase 1 trial in Belgium with an antibody against Activin A. As an antibody, it is administered via intravenous infusion. Regeneron is currently enrolling a Phase 2 clinical trial in adult FOP patients.

Blueprint Medicines Corporation, Keros Therapeutics, La Jolla Pharmaceutical Company and BioCryst Pharmaceuticals Inc. have disclosed ALK2 inhibitors in development for FOP. To our knowledge, these kinase inhibitors being developed for FOP are at the pre-clinical stage, but Phase 1 trials are planned for this year. A number of academic groups are also pursuing ALK2 kinase inhibitors and to our knowledge, these are also at the pre-clinical stage in FOP.

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

The license agreement requires us to use commercially reasonable efforts to develop, obtain regulatory approval of, and commercialize a product containing palovarotene. The license agreement includes commitments to pay Roche (i) a total of $1.0 million in milestone payments upon the achievement of certain clinical milestones, (ii) up to a total of $11.0 million in milestone payments upon the achievement of certain regulatory milestones in connection with the three clinical trial programs currently underway with an additional $1 million in milestone payments upon the achievement of certain regulatory milestones in connection with each subsequent indication, if any, and (iii) up to a total of $37.5 million in milestone payments upon the achievement of certain sales milestones. We achieved the clinical milestone in December 2017 and paid Roche the $1.0 million milestone in January 2018. With the Company planning to file a new drug application with the FDA for palovarotene in FOP in the second half of 2019, the Company expects to incur a $2 million regulatory milestone. The agreement also requires us to pay Roche a royalty rate in the low teens based on net sales of products containing palovarotene or the other licensed compounds during the royalty term. The Roche agreement provides that the royalty rate will be adjusted significantly downward on a country-by-country basis if generic versions of the licensed products are introduced and sold in the relevant country and the sale of such generic versions have a certain impact on our net sales. Under the agreement, we are also required to pay any consideration owed to third parties related to such third parties’ intellectual property rights covering the licensed technology, though such payments may be at least partially offset by a reduction in royalties payable to Roche.

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

The Roche Agreement was amended in 2018 so that Clementia will reimburse Roche for the maintenance of certain Roche Patents. All other terms of the agreement are unchanged.

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

The agreement requires us to make a total of $0.1 million in milestone payments upon the achievement of certain clinical milestones and a total of $0.25 million in milestone payments upon the achievement of certain regulatory milestones, in each case in connection with the first licensed product or licensed process that meets the relevant milestones. We achieved the clinical milestone and paid TJU the $0.1 million milestone in December 2017. The agreement also requires us to pay TJU a low single digit royalty rate on the amount of total net sales of licensed products or licensed processes during the term of the agreement. We must also pay TJU a low double-digit royalty rate on the amount of non-royalty sub-license income we receive from a sub-licensee if we sub-license our license under the TJU agreement and we receive a revenue stream under the sub-license. Under the agreement, non-royalty sublicense income shall include the amount paid to us by a sublicensee pursuant to the sublicense, including but not limited to license fees, milestone payments and the fair market value in cash of any non-cash consideration of any kind for such sublicense.

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

In December 2018 the license agreement was amended to further expand Clementia’s rights to additional fields and to grant Clementia additional time to evaluate the compounds. Following the amendment Clementia will manage the patent portfolio relating to the Galderma compounds at its expense.

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

The licensed Galderma RARγ agonists include lead compounds from four distinct structural families. Two families are claimed in recently filed patent applications; one with an expected statutory patent expiry date of February 2037 and a second with an expected statutory patent expiry date of December 2035. The third family includes lead compounds that have not been publicly disclosed, nor has any patent specifically claiming these compounds been filed. The fourth structural family includes lead compounds that are disclosed in expired Galderma patents.

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

Clementia Owned Intellectual Property

Pending patent applications filed by and assigned to Clementia:

•	National phase applications corresponding to Patent Cooperation Treaty (PCT) application (filed June 2017) with claims directed to therapeutic treatment regimens for treating heterotopic ossification in FOP using palovarotene including in the U.S., Europe, Canada, Japan, China, South Korea, Australia and Mexico;

•	Patent Cooperation Treaty (PCT) application (filed November 2017) with claims directed to the use of RARγ agonists, including palovarotene, for treating MO; and
•	Patent Cooperation Treaty (PCT) application (filed December 2018) with claims directed to therapeutic treatment regiments and combination therapies for treating heterotopic ossification or preventing flare-ups in FOP using palovarotene (assignment to Clementia in process).

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

Pursuant to the 21st Century Cures Act, the manufacturer of an investigational drug for a serious or life-threatening disease is required to make available, such as by posting on its website, its policy on evaluating and responding to requests for expanded access.

After completion of the required clinical testing, an NDA is prepared and submitted to the FDA. FDA approval of the NDA is required before marketing of the product may begin in the U.S. The NDA must include the results of all pre-clinical, clinical, and other testing and a compilation of data relating to the product’s pharmacology, chemistry, manufacture, and controls. The cost of preparing and submitting an NDA is substantial. The submission of most NDAs is additionally subject to a substantial application user fee, currently exceeding $2,580,000 for Fiscal Year 2019. Under an approved NDA, the applicant is also subject to an annual program fee, currently exceeding $300,000 for each prescription product. These fees typically increase annually. An NDA for a drug that has been designated as an orphan drug is not subject to an application fee, unless the NDA includes an indication for other than a rare disease or condition. Additionally, an approved orphan-designated drug is exempt from the annual program fee if the applicant and its affiliates had less than $50 million in gross worldwide revenue during the previous year.

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

Pediatric Information

Under the Pediatric Research Equity Act (PREA), NDAs or supplements to NDAs must contain data to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the drug is safe and effective. The FDA may grant full or partial waivers, or deferrals, for submission of data. Unless otherwise required by regulation, PREA generally does not apply to a drug for an indication for which orphan designation has been granted; however, beginning in 2020, PREA will apply to NDAs for orphan-designated drugs if the drug is molecularly targeted cancer product intended for the treatment of an adult cancer and is directed at a molecular target that FDA has determined is substantially relevant to the growth or progression of a pediatric cancer. The Best Pharmaceuticals for Children Act (BPCA) provides NDA holders a six-month extension of any exclusivity—patent or non-patent—for a drug if certain conditions are met. Conditions for exclusivity include the FDA’s determination that information relating to the use of a new drug in the pediatric population may produce health benefits in that population, FDA making a written request for pediatric studies, and the applicant agreeing to perform, and reporting on, the requested studies within the statutory timeframe. Applications under the BPCA are treated as priority applications, with all of the benefits that designation confers.

Orphan Drugs

Under the Orphan Drug Act, the FDA may grant orphan drug designation to drugs intended to treat a rare disease or condition—generally a disease or condition that affects fewer than 200,000 individuals in the U.S. Orphan drug designation must be requested before submitting an NDA. After the FDA grants orphan drug designation, the generic identity of the drug and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. The first NDA applicant to receive FDA approval for a particular active ingredient to treat a particular disease with FDA orphan drug designation is entitled to a seven-year exclusive marketing period in the U.S. for that product, for that indication. During the seven-year exclusivity period, the FDA may not approve any other applications to market the same drug for the same disease, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity. Orphan drug exclusivity does not prevent FDA from approving a different drug for the same disease or condition, or the same drug for a different disease or condition. Among the other benefits of orphan drug designation are tax credits for certain research and a waiver of the NDA application user fee.

Fast Track Designation and Accelerated Approval

FDA is required to facilitate the development, and expedite the review, of drugs that are intended for the treatment of a serious or life-threatening disease or condition for which there is no effective treatment and which demonstrate the potential to address unmet medical needs for the condition. Under the fast track program, the sponsor of a new drug candidate may request that FDA designate the drug candidate for a specific indication as a fast track drug concurrent with, or after, the filing of the IND for the drug candidate. FDA must determine if the drug candidate qualifies for fast track designation within 60 days of receipt of the sponsor’s request. Under the fast track program and FDA’s accelerated approval regulations, FDA may approve a drug for a serious or life-threatening illness that provides meaningful therapeutic benefit to patients over existing treatments based upon a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity or prevalence of the condition and the availability or lack of alternative treatments.

In clinical trials, a surrogate endpoint is a measurement of laboratory or clinical signs of a disease or condition that substitutes for a direct measurement of how a patient feels, functions or survives. Surrogate endpoints can often be measured more easily or more rapidly than clinical endpoints. A drug candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of Phase 4 or post-approval clinical trials to confirm the effect on the clinical endpoint. Failure to conduct required post-approval studies, or confirm a clinical benefit during post-marketing studies, will allow FDA to withdraw the drug from the market on an expedited basis. All promotional materials for drug candidates approved under accelerated regulations are subject to prior review by FDA.

In addition to other benefits such as the ability to use surrogate endpoints and engage in more frequent interactions with FDA, FDA may initiate review of sections of a fast track drug’s NDA before the application is complete. This rolling review is available if the applicant provides, and FDA approves, a schedule for the submission of the remaining information and the applicant pays applicable user fees. However, FDA’s time period goal for reviewing an application does not begin until the last section of the NDA is submitted. Additionally, the fast track designation may be withdrawn by FDA if FDA believes that the designation is no longer supported by data emerging in the clinical trial process.

Breakthrough Therapy Designation

FDA is also required to expedite the development and review of the application for approval of drugs that are intended to treat a serious or life-threatening disease or condition where preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints. Under the breakthrough therapy program, the sponsor of a new drug candidate may request that FDA designate the drug candidate for a specific indication as a breakthrough therapy concurrent with, or after, the filing of the IND for the drug candidate. FDA must determine if the drug candidate qualifies for breakthrough therapy designation within 60 days of receipt of the sponsor’s request.

Rare Pediatric Disease Priority Review Voucher Program

Under the Rare Pediatric Disease Priority Review Voucher program, FDA may award a priority review voucher to the sponsor of an approved marketing application for a product that treats or prevents a rare pediatric disease. The voucher entitles the sponsor to priority review of one subsequent marketing application.

A voucher may be awarded only for an approved rare pediatric disease product application. A rare pediatric disease product application is an NDA for a product that treats or prevents a serious or life-threatening disease in which the serious or life-threatening manifestations primarily affect individuals aged from birth to 18 years; in general, the disease must affect fewer than 200,000 such individuals in the U.S.; the NDA must be deemed eligible for priority review; the NDA must not seek approval for a different adult indication (i.e., for a different disease/condition); the product must not contain an active ingredient that has been previously approved by FDA; and the NDA must rely on clinical data derived from studies examining a pediatric population such that the approved product can be adequately labeled for the pediatric population. Before NDA approval, FDA may designate a product in development as a product for a rare pediatric disease, but such designation is not required to receive a voucher.

To receive a rare pediatric disease priority review voucher, a sponsor must notify FDA, upon submission of the NDA, of its intent to request a voucher. If FDA determines that the NDA is a rare pediatric disease product application, and if the NDA is approved, FDA will award the sponsor of the NDA a voucher upon approval of the NDA. FDA may revoke a rare pediatric disease priority review voucher if the product for which it was awarded is not marketed in the U.S. within 365 days of the product’s approval.

The voucher, which is transferable to another sponsor, may be submitted with a subsequent NDA or BLA and entitles the holder to priority review of the accompanying NDA or BLA. The sponsor submitting the priority review voucher must notify FDA of its intent to submit the voucher with the NDA or BLA at least 90 days prior to submission of the NDA or BLA and must pay a priority review user fee in addition to any other required user fee ($2,457,140 in Fiscal Year 2019). FDA must take action on an NDA or BLA under priority review within six months of receipt of the NDA or BLA.

The Rare Pediatric Disease Priority Review Voucher program was reauthorized in the 21st Century Cures Act, allowing a product that is designated as a product for a rare pediatric disease prior to October 1, 2020 to be eligible to receive a rare pediatric disease priority review voucher upon approval of a qualifying NDA prior to October 1, 2022.

Disclosure of Clinical Trial Information

Sponsors of clinical trials of FDA-regulated products, including drugs, are required to register and disclose certain clinical trial information. Information related to the product, patient population, phase of investigation, trial sites and investigators, and other aspects of the clinical trial is then made public as part of the registration. Sponsors are also obligated to discuss the results of their clinical trials after completion. Disclosure of the results of these trials can be delayed in certain circumstances for up to two years after the date of completion of the trial. Competitors may use this publicly-available information to gain knowledge regarding the progress of development programs.

Post-Approval Requirements

Once an NDA is approved, a product will be subject to certain post-approval requirements. For instance, FDA closely regulates the post-approval marketing and promotion of drugs, including standards and regulations for direct-to-consumer advertising, off-label promotion, industry-sponsored scientific and educational activities and promotional activities involving the internet. Drugs may be marketed only for the approved indications and in accordance with the provisions of the approved labeling.

AE reporting and submission of periodic reports is required following FDA approval of an NDA. The FDA also may require post-marketing testing, known as Phase 4 testing, REMS and surveillance to monitor the effects of an approved product, or the FDA may place conditions on an approval that could restrict the distribution or use of the product. In addition, quality-control, drug manufacture, packaging and labeling procedures must continue to conform to cGMPs after approval. Drug manufacturers and certain of their subcontractors are required to register their establishments with FDA and certain state agencies. Registration with the FDA subjects entities to periodic unannounced inspections by the FDA, during which the agency inspects manufacturing facilities to assess compliance with cGMPs. Accordingly, manufacturers must continue to expend time, money and effort in the areas of production and quality-control to maintain compliance with cGMPs. Regulatory authorities may withdraw product approvals or request product recalls if a company fails to comply with regulatory standards, if it encounters problems following initial marketing, or if previously unrecognized problems are subsequently discovered.

The Hatch-Waxman Act

Orange Book Listing

In seeking approval for a drug through an NDA, applicants are required to list with the FDA each patent whose claims cover the applicant’s product. Upon approval of a drug, each of the patents listed in the application for the drug is then published in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the Orange Book. Drugs listed in the Orange Book can, in turn, be cited by potential generic competitors in support of approval of an abbreviated new drug application (ANDA). An ANDA provides for marketing of a drug product that has the same active ingredients in the same strengths and dosage form as the listed drug and has been shown through bioequivalence testing to be therapeutically equivalent to the listed drug. Other than the requirement for bioequivalence testing, ANDA applicants are not required to conduct, or submit results of, pre-clinical or clinical tests to prove the safety or effectiveness of their drug product. Drugs approved in this way are commonly referred to as “generic equivalents” to the listed drug, and can often be substituted by pharmacists under prescriptions written for the original listed drug.

The ANDA applicant is required to certify to the FDA concerning any patents listed for the approved product in the FDA’s Orange Book. Specifically, the applicant must certify that (i) the required patent information has not been filed; (ii) the listed patent has expired; (iii) the listed patent has not expired, but will expire on a particular date and approval is sought after patent expiration; or (iv) the listed patent is invalid or will not be infringed by the new product. The ANDA applicant may also elect to submit a section viii statement certifying that its proposed ANDA label does not contain (or carve out) any language regarding the patented method-of-use rather than certify to a listed method-of-use patent. If the applicant does not challenge the listed patents, the ANDA application will not be approved until all the listed patents claiming the referenced product have expired. A certification that the new product will not infringe the already approved product’s listed patents, or that such patents are invalid, is called a Paragraph IV certification. If the ANDA applicant has provided a Paragraph IV certification to the FDA, the applicant must also send notice of the Paragraph IV certification to the NDA and patent holders once the ANDA has been accepted for filing by the FDA. The NDA and patent holders may then initiate a patent infringement lawsuit in response to the notice of the Paragraph IV certification. The filing of a patent infringement lawsuit within 45 days of the receipt of a Paragraph IV certification automatically prevents the FDA from approving the ANDA until the earlier of 30 months, expiration of the patent, settlement of the lawsuit, or a decision in the infringement case that is favorable to the ANDA applicant.

The ANDA application also will not be approved until any applicable non-patent exclusivity listed in the Orange Book for the referenced product has expired.

Exclusivity

Upon NDA approval of a new chemical entity (NCE), which is a drug that contains no active moiety that has been approved by FDA in any other NDA, that drug receives five years of marketing exclusivity during which FDA cannot receive any ANDA seeking approval of a generic version of that drug. Certain changes to a drug, such as the addition of a new indication to the package insert, are associated with a three-year period of exclusivity during which FDA cannot approval an ANDA for a generic drug that includes the change. An ANDA may be submitted one year before NCE exclusivity expires if a Paragraph IV certification is filed. If there is no listed patent in the Orange Book, there may not be a Paragraph IV certification, and, thus, no ANDA may be filed before the expiration of the exclusivity period.

Patent Term Extension

After NDA approval, owners of relevant drug patents may apply for up to a five-year patent extension. The allowable patent term extension is calculated as half of the drug’s testing phase (the time between IND application and NDA submission) and all of the review phase (the time between NDA submission and approval up to a maximum of five years). The time can be shortened if FDA determines that the applicant did not pursue approval with due diligence. The total patent term after the extension may not exceed 14 years and only one patent may be extended.

For patents that might expire during the application phase, the patent owner may request an interim patent extension. An interim patent extension increases the patent term by one year and may be renewed up to four times. For each interim patent extension granted, the post-approval patent extension is reduced by one year. The director of the United States Patent and Trademark Office must determine that approval of the drug covered by the patent for which a patent extension is being sought is likely. Interim patent extensions are not available for a drug for which an NDA has not been submitted.

Anti-Kickback, False Claims Laws

In addition to FDA restrictions on marketing of pharmaceutical products, several other types of state and federal laws have been applied to restrict certain general business and marketing practices in the pharmaceutical industry in recent years. These laws include anti-kickback statutes, false claims statutes and other statutes pertaining to healthcare fraud and abuse. The federal Anti-Kickback Statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce, or in return for, purchasing, leasing, ordering or arranging for the purchase, lease or order of any healthcare item or service reimbursable under Medicare, Medicaid, or other federally financed healthcare programs. The Patient Protection and Affordable Care Act as amended by the Health Care and Education Reconciliation Act (PPACA) amended the intent element of the federal statute so that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to commit a violation. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers and formulary managers on the other. Violations of the anti-kickback statute are punishable by imprisonment, criminal fines, civil monetary penalties and exclusion from participation in federal healthcare programs. Although there are a number of statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution or other regulatory sanctions, the exemptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exemption or safe harbor.

Federal false claims laws, including the federal civil False Claims Act, prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement to have a false claim paid. This includes claims made to programs where the federal government reimburses, such as Medicaid, as well as programs where the federal government is a direct purchaser, such as when it purchases off the Federal Supply Schedule. Recently, several pharmaceutical and other healthcare companies have been prosecuted under these laws for allegedly inflating drug prices they report to pricing services, which in turn were used by the government to set Medicare and Medicaid reimbursement rates, and for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. In addition, certain marketing practices, including off-label promotion, may also violate false claims laws. Additionally, PPACA amended the federal Anti-Kickback Statute such that a violation of that statute can serve as a basis for liability under the federal False Claims Act. The majority of states also have statutes or regulations similar to the federal Anti-Kickback Statute and False Claims Act, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor.

Other federal statutes pertaining to healthcare fraud and abuse include the civil monetary penalties statute, which prohibits the offer or payment of remuneration to a Medicaid or Medicare beneficiary that the offeror or payor knows or should know is likely to influence the beneficiary to order a receive a reimbursable item or service from a particular supplier, and the additional federal criminal statutes created by the Health Insurance Portability and Accountability Act of 1996, or HIPAA, which prohibits knowingly and willfully executing or attempting to execute a scheme to defraud any healthcare benefit program or obtain by means of false or fraudulent pretenses, representations or promises any money or property owned by or under the control of any healthcare benefit program in connection with the delivery of or payment for healthcare benefits, items or services.

Other Federal and State Regulatory Requirements

Pursuant to PPACA, the Centers for Medicare & Medicaid Services (CMS) issued a final rule that requires manufacturers of prescription drugs to collect and report information on certain payments or transfers of value to physicians and teaching hospitals, as well as investment interests held by physicians and their immediate family members. The reports must be submitted on an annual basis and the reported data are posted in searchable form on a public website on an annual basis. Failure to submit required information may result in civil monetary penalties. Effective January 1, 2022, we will also be required to report on transfers of value to physician assistants, nurse practitioners or clinical nurse specialists, certified registered nurse anesthetists, and certified nurse-midwives.

In addition, several states now require prescription drug companies to report certain expenses relating to the marketing and promotion of drug products and to report gifts and payments to individual healthcare practitioners in these states. Other states prohibit various marketing-related activities, such as the provision of certain kinds of gifts or meals. Still other states require the posting of information relating to clinical studies and their outcomes. Some states require the reporting of certain pricing information, including information pertaining to and justifying price increases, or prohibit prescription drug price gouging. In addition, states such as California, Connecticut, Nevada, Massachusetts require pharmaceutical companies to implement compliance programs and/or marketing codes. Additional jurisdictions, such as the City of Chicago and the District of Columbia, require pharmaceutical sales representatives to be licensed and meet continuing education requirements. Several additional states are considering similar proposals. Compliance with these laws is difficult and time-consuming, and companies that do not comply with these state laws face civil penalties.

We may also be subject to data privacy and security regulation by both the federal government and the states in which we conduct our business. HIPAA, as amended by the Health Information Technology and Clinical Health Act (HITECH), and their respective implementing regulations, including the Final Omnibus Rule published on January 25, 2013, imposes specified requirements on certain types of people and entities relating to the privacy, security and transmission of individually identifiable health information. Among other things, HITECH makes HIPAA’s security standards directly applicable to “business associates,” defined as independent contractors or agents of covered entities that create, receive, maintain or transmit protected health information in connection with providing a service for or on behalf of a covered entity. HITECH also increased the civil and criminal penalties that may be imposed against covered entities, business associates and possibly other persons, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney’s fees and costs associated with pursuing federal civil actions. In addition, many state laws govern the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect.

If our operations are found to be in violation of any of such laws or any other governmental regulations that apply to us, we may be subject to penalties, including, without limitation, civil and criminal penalties, damages, fines, the curtailment or restructuring of our operations, exclusion from participation in federal and state healthcare programs and imprisonment, contractual damages, reputation harm, and diminished profits or future earnings, any of which could adversely affect our ability to operate our business and our financial results.

Also, the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws generally prohibit companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or retaining business. We cannot assure you that our internal control policies and procedures will protect us from reckless or negligent acts committed by our employees, future distributors, partners, collaborators or agents. Violations of these laws, or allegations of such violations, could result in fines, penalties or prosecution and have a negative impact on our business, results of operations and reputation.

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

We were incorporated under the CBCA on November 5, 2010. We have two wholly-owned subsidiaries, Clementia Pharmaceuticals USA Inc., which is incorporated in the state of Delaware, and Clementia Pharmaceuticals France SARL, which is incorporate in France.

D.	Property, Plant and Equipment

We lease our office space, which consists of approximately 19,950 square feet, in Montreal, Quebec, Canada. We also lease office space, which currently consists of approximately 2,850 square feet, in Newton, Massachusetts, USA. This lease will expire in 2019 and we have entered into a new lease for office space as of May 2019, which will consist of approximately 9,075 square feet, in Newton, Massachusetts, US.

Item 4a.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

The following was prepared by management with information available as at March 28, 2019 and should be read in conjunction with our audited consolidated financial statements for the years ended December 31, 2018, 2017 and 2016 and notes thereto, included under Item 18 of this Annual Report.

The Company’s Annual Report and additional information regarding Clementia is available on our website at www.clementiapharma.com or at www.sec.gov or on www.sedar.com.

A.	Operating Results

Revenue

We have not generated any revenues from product sales since our inception and do not expect to generate any significant revenues from the sale of products in the near future. If our development efforts result in clinical success and regulatory approval or collaboration agreements with third parties for our product candidates, we may generate revenue from those product candidates.

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

The following table summarizes our research and development expenses by program before tax credits:

	Years ended December 31,
	2018	2017*	2016*
	(in thousands)
Palovarotene for FOP R&D expenses	$19,316	$13,579	$11,422
Palovarotene for MO R&D expenses	6,495	2,847	369
Palovarotene for ocular R&D expenses	1,864	1,609	229
Manufacturing of palovarotene	6,881	3,070	1,592
Other R&D expenses	922	532	149
Total direct R&D expenses	35,478	21,637	13,761

Personnel-related costs	7,157	4,476	2,353
Facility and other expenses	1,269	1,293	738
Total personnel, facility and other expenses	8,426	5,769	3,091

Total research and development expenses	$43,904	$27,406	$16,852

*Certain amounts have been reclassified for presentation purposes.

Research and development activities are central to our business. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. From inception through December 31, 2018, we incurred approximately $112 million in research and development expenses. We expect that our research and development expenses will continue to increase in the foreseeable future as we pursue later stages of clinical development of our product candidates.

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

General and administrative expenses

General and administrative expenses consist primarily of personnel costs, including salaries, related benefits, bonuses, stock-based compensation and travel expenses for our executive, finance, commercial, business and corporate development and other administrative functions. General and administrative expenses also include facilities and other expenses, including rent, depreciation, maintenance of facilities, information technology infrastructure and security, insurance and supplies; and professional fees for accounting, tax and legal services, including legal expenses to pursue patent protection of our intellectual property, as well as pre-commercial related activities.

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

Interest income and financial expenses (income)

Interest income consists of interest earned on our cash and investments. Our interest income has increased during the second half of 2017 due largely to current interest rates earned on the net proceeds from our August 2017 IPO and October 2018 follow-on offering.

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

Comparison of the three-months ended December 31, 2018 and 2017

The following table summarizes our results of operations for the three-months ended December 31, 2018 and 2017:

Three-month periods ended December 31,	2018	2017	Increase (decrease)
	(in thousands)
Expenses:
Research and development expenses	$14,779	$10,592	$4,187
Tax credits	(320)	(1,025)	705
	14,459	9,567	4,892
General and administrative expenses	5,287	2,408	2,879
Interest income	(736)	(578)	(158)
Financial expenses (income)	90	(3)	93
Income tax expense	250	395	(145)
Net loss and comprehensive loss	$(19,350)	$(11,789)	$(7,561)

Research and development expenses

Research and development expenses were $14.8 million for the three-month period ended December 31, 2018, compared to $10.6 million for the three-month period ended December 31, 2017. The $4.2 million increase was primarily due to:

•	$3.5 million net increase in clinical studies and CRO related activities as a result of ongoing costs in the MOVE study and the MO-Ped study and the initiation of the dry eye study, partially offset by lower ongoing costs in the Phase II open-label extension study in FOP;
•	$1.9 million increase in manufacturing activities in order to meet clinical supply requirements of the MOVE and MO-Ped trials, as well as the dry eye study;
•	$0.6 million increase in personnel related expenses in support of increased development activities;
•	$1.1 million decrease in milestone payments to licensors upon achievement of clinical milestones;
•	$0.9 million decrease in pre-clinical research activities for ocular studies and other potential indications; and
•	$0.2 million increase in other expenses in support of increased development activities.

Tax credits

Tax credits were $0.3 million for the three-month period ended December 31, 2018, compared to $1.0 million for the three-month period ended December 31, 2017. The decrease in tax credits is due to estimated orphan drug tax credits receivable as a result of direct research and developments activities undertaken from 2014 to 2017 previously unclaimed by the Company and recorded in the fourth quarter of 2017.

General and administrative expenses

General and administrative expenses were $5.3 million for the three-month period ended December 31, 2018, compared to $2.4 million for the three-month period ended December 31, 2017. The increase of $2.9 million in expenses was primarily due to a $0.5 million increase in non-cash share-based compensation expense, a $0.7 million increase in pre-commercial marketing activities as projects were undertaken in 2018, a $0.7 million increase in personnel costs to support the growth of the Company, as well as a $1.0 million increase in other general and administrative support activities.

Interest income

Interest income was $0.7 million for the three-month period ended December 31, 2018, compared to $0.6 million for the three-month period ended December 31, 2017. The increase in interest income relates to higher returns on higher operating cash balances, partially offset by lower interest on lower invested balances as investments matured.

Financial expenses (income)

Financial expense was $0.1 million for the three-month period ended December 31, 2018, compared to financial income of close to nil three-month period ended December 31, 2017. The $0.1 million increase in financial expenses was largely the result of foreign exchange losses as a result of fluctuations in foreign exchange rates.

Income tax expense

Income tax expense was $0.3 million for the three-month period ended December 31, 2018, compared to $0.4 million for the three-month period ended December 31, 2017. The decrease in income tax expense relates to lower taxable income in the United States.

Comparison of the twelve-months ended December 31, 2018 and 2017

The following table summarizes our results of operations for the twelve-month periods ended December 31, 2018 and 2017:

Twelve-month periods ended December 31,	2018	2017	Increase (decrease)
	(in thousands)
Expenses:
Research and development expenses	$43,904	$27,406	$16,498
Tax credits	(1,039)	(1,237)	198
	42,865	26,169	16,696
General and administrative expenses	16,492	9,287	7,205
Interest income	(2,358)	(1,082)	(1,276)
Financial expenses (income)	161	80,438	(80,277)
Income tax expense	966	643	323
Net loss and comprehensive loss	$(58,126)	$(115,455)	$57,329

Research and development expenses

Research and development expenses were $43.9 million for the year ended December 31, 2018, compared to $27.4 million for the year ended December 31, 2017. The $16.5 million increase was primarily due to:

•	$11.6 million net increase in clinical studies and CRO related activities as a result of ongoing costs in the MOVE study and the MO-Ped study and the initiation of the dry eye study, partially offset by lower ongoing costs in the natural history study in FOP;
•	$3.8 million increase in manufacturing activities in order to meet clinical supply requirements of the MOVE , MO-Ped and dry eye trials;
•	$1.7 million increase in personnel related expenses in support of increased development activities;
•	$0.8 million increase in non-cash share-based compensation expense as a result of a option grants throughout the period;
•	$0.2 million increase in other expenses in support of increased development activities;
•	$1.1 million decrease in milestone payments to licensors upon achievement of clinical milestones; and
•	$0.5 million net decrease in pre-clinical research activities for MO studies and ocular studies, partially offset by higher activities in other potential indications.

Tax credits

Tax credits were $1.0 million for the twelve-month period ended December 31, 2018, compared to $1.2 million for the twelve-month period ended December 31, 2017. The decrease in tax credits reflects estimated orphan drug tax credits receivable as a result of direct research and developments activities undertaken from 2014 to 2017 previously unclaimed by the Company and recorded in 2017.

General and administrative expenses

General and administrative expenses were $16.5 million for the twelve-month period ended December 31, 2018, compared to $9.3 million for the twelve-month period ended December 31, 2017. The increase of $7.2 million in expenses was primarily due to a $1.6 million increase in personnel cost, $1.9 million increase in non-cash share-based compensation, a $3.0 million increase in pre-commercial activities and a $0.7 million increase in other general and administrative support activities.

Interest income

Interest income was $2.4 million for the twelve-month period ended December 31, 2018, compared to $1.1 million for the twelve-month period ended December 30, 2017. The increase in interest income relates to higher invested balances as a result of our IPO proceeds.

Financial expenses

Financial expenses were $0.2 million for the twelve-month period ended December 31, 2018, compared to $80.4 million for the twelve-month period ended December 31, 2017. The $80.2 million decrease in financial expenses was primarily due to the re-measurement at fair value of the embedded derivative in our preferred shares in 2017, which resulted in a non-recurring loss of $77.9 million, and accretion expense on our preferred shares in 2017, which resulted in a non-recurring loss of $2.5 million. With the completion of our IPO in August 2017, all classes of our preferred shares have been converted on a one-for-one basis into common shares and as such, gains or losses on the re-measurement of embedded derivatives at fair value and accretion expense were eliminated going forward.

Income tax expense

Income tax expense was $1.0 million for the year ended December 31, 2018, compared to $0.6 million for the year ended December 31, 2017. The increase in income tax expense relates to higher taxable income in the United States.

Comparison of the twelve-months ended December  31, 2017 and 2016

The following table summarizes our results of operations for the twelve-month periods ended December 31, 2017 and 2016:

Twelve-month periods ended December 31,	2017	2016	Increase (decrease)
	(in thousands)
Expenses:
Research and development expenses	$27,406	$16,852	$10,554
Tax credits	(1,237)	(139)	(1,098)
	26,169	16,713	9,456
General and administrative expenses	9,287	3,406	5,881
Interest income	(1,082)	(399)	(683)
Financial expenses (income)	80,438	37,646	42,792
Income tax expense	643	146	497
Net loss and comprehensive loss	$(115,455)	$(57,512)	$57,943

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

Income tax expense

Income tax expense was $0.6 million for the year ended December 31, 2017, compared to $0.1 million for the year ended December 31, 2016. The increase in income tax expense relates to higher taxable income in the United States.

B.	Liquidity and Capital Resources

	Dec. 31, 2018	Dec. 31, 2017	Increase (decrease)
	(in thousands)
Cash	$94,973	$36,230	$58,743
Short-term investments	75,000	30,000	45,000
Long-term investments	-	75,000	(75,000)
Total liquidity	$169,973	$141,230	$28,743

Sources of liquidity

We have funded our operations principally from the issuance of common shares, preferred shares and convertible notes to purchase common shares, IPO proceeds and follow-on offering proceeds. In addition, we have recorded tax credits of $2.9 million since inception. As of December 31, 2018, we had cash and investments of $170.0 million.

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

As of December 31, 2018, the Company’s liquidity had increased by $28.7 million since December 31, 2017.

Cash flows

Comparison of the three-month periods ended December 31, 2018 and 2017

The following table sets forth the primary sources and uses of cash for each of the periods set forth below:

Three-month periods ended December 31,	2018	2017	Increase (decrease)
	(in thousands)
Net cash provided by (used in)
Operating activities	$(12,996)	$(11,253)	$(1,743)
Investing activities	20,212	10,260	9,952
Financing activities	75,782	-	75,782
Net increase (decrease) in cash	$82,998	$(993)	$83,991

Operating activities

The use of cash in all periods resulted primarily from our net losses, adjusted for non-cash charges and changes in working capital. The increase in cash used in operating activities for the three-month period ended December 31, 2018, compared to the three-month period ended December 31, 2017, is due to an increase in research and development activities for new and on-going clinical trial activities primarily in FOP and MO.

During the three-month period ended December 31, 2018, operating activities used $13.0 million in cash, primarily resulting from our research and development and general and administrative expenses, partially offset by cash provided by changes in working capital. The significant items accounting for the change in working capital include an increase in accounts payable and accrued liabilities and a decrease in prepaid expenses.

During the three-month period ended December 31, 2017, operating activities used $11.3 million in cash, primarily resulting from our research and development and general and administrative expenses, partially offset by cash provided by changes in working capital. The significant items accounting for the change in working capital include a decrease in prepaid expenses and an increase in accounts payable and accrued liabilities, offset by an increase in income tax and tax credits receivable.

Investing activities

Net cash used in investing activities primarily consists of acquisition of investments, in-licensing of intellectual property and purchases of fixed assets. Net cash provided by investing activities primarily consist of investment maturities.

During the three-month period ended December 31, 2018, investing activities provided $20.2 million in cash arising primarily from the maturity of investments. Net cash provided by investment activities in the three-month period ended December 31, 2017 amounted to $10.3 million primarily from the maturity of investments.

Financing activities

During the three-month period ended December 31, 2018, cash provided by financing activities amounted to $75.8 million as a result of net cash proceeds from the follow-on offering in October 2018. During the three-month period ended on December 31, 2017, no cash was provided or used by financing activities.

Comparison of the twelve-month periods ended December 31, 2018 and 2017

The following table sets forth the primary sources and uses of cash for each of the periods set forth below:

Twelve-month periods ended December 31,	2018	2017	Increase (decrease)
	(in thousands)
Net cash provided by (used in)
Operating activities	$(49,145)	$(35,566)	$(13,579)
Investing activities	32,228	(75,206)	107,434
Financing activities	75,782	137,531	(61,749)
Net increase (decrease) in cash	$58,865	$26,759	$32,106

Operating activities

The use of cash in all periods resulted primarily from our net losses, adjusted for non-cash charges and changes in working capital. The increase in cash used in operating activities for the twelve-month period ended December 31, 2018, compared to the twelve-month period ended December 31, 2017, is due to an increase in general and administrative expenses and an increase in research and development activities for new and on-going clinical trial activities primarily in FOP and MO.

During the twelve-month period ended December 31, 2018, operating activities used $49.1 million in cash, primarily resulting from our research and development and general and administrative expenses, partially offset by cash provided by changes in working capital. The significant items accounting for the change in working capital include an increase in accounts payable and accrued liabilities and a decrease in prepaid expenses, partially offset by an increase in income tax and tax credits receivable.

During the twelve-month period ended December 31, 2017, operating activities used $35.6 million in cash, primarily resulting from our research and development and general and administrative expenses, as well as cash used by changes in working capital. The significant items accounting for the change in working capital include an increase in prepaid expenses and income tax and tax credits receivable, partially offset by an increase in accounts payable and accrued liabilities.

Investing activities

During the twelve-month period ended December 31, 2018, investing activities generated $32.2 million primarily from the maturity of investments and interest income generated. During the twelve-month period ended December 31, 2017, investing activities used $75.2 million primarily from investments made, partially offset by interest income generated.

Financing activities

During the twelve-month period ended December 31, 2018, cash provided by financing activities amounted to $75.8 million as a result of net cash proceeds from the follow-on offering in October 2018. During the twelve-month period ended on December 31, 2017, cash provided by financing activities amounted to $137.5 million as a result of net cash proceeds from our IPO in August 2017.

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

During the twelve-month period ended December 31, 2017, operating activities used $35.6 million in cash, primarily resulting from our research and development and general and administrative expenses, as well as cash used for changes in working capital. The significant items accounting for the change in working capital include an increase in prepaid expenses for directors and officers (D&O) liability insurance related to the IPO and the initiation of clinical trial activities in FOP and MO and an increase in income tax and tax credits receivable, offset by a decrease in accounts payable and accrued liabilities.

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

Funding Requirements and Planned Operations

Since our inception in November 2010, we have devoted substantially all of our resources to organizing and staffing our Company, business planning, raising capital, developing our product candidates, preparing and conducting clinical studies of our product candidates, providing general and administrative support for these operations and protecting our intellectual property. We have funded our operations primarily through issuances of common shares from our IPO and our follow-on offering, as well as issuances of redeemable convertible preferred shares and convertible notes. From our inception through December 31, 2018, we have received gross proceeds of $321.6 million from such transactions, of which $80.8 million was in the form of gross proceeds from our follow-on offering, $137.9 million was in the form of gross proceeds from our IPO, $102.2 million was in the form of gross proceeds from the sale of preferred shares, $0.5 million was in the form of gross proceeds from the sale of convertible notes and $0.2 million was in the form of gross proceeds from the sale of other common shares. In addition, we have recorded tax credits of $2.9 million since inception. As at December 31, 2018 we had cash and investments of $170.0 million. Cash in excess of immediate working capital requirements is invested in accordance with our investment policy, primarily with a view to liquidity and capital preservation. Currently, our investments are held in term deposits with a Canadian chartered bank.

We have incurred net losses since our inception, the majority of which resulted from non-cash finance charges incurred in connection with the accounting of our preferred shares and embedded derivatives from 2014 to 2017, as well as research and development activities and general and administrative costs associated with our operations. As of December 31, 2018, we had an accumulated deficit of $149.5 million. In August 2017, all of the outstanding Class A, B and C redeemable convertible preferred shares were converted on a one-for-one basis into common shares of the Company. In connection therewith, the Company eliminated the approximate $173.3 million contributed surplus created by the conversion of the preferred shares into common shares, an amount equal to the excess of the carrying value of the preferred share liabilities and embedded derivatives liabilities immediately prior to the conversion over the amount that was accounted for as share capital, being the stated capital of the preferred shares, and reduced its deficit in the third quarter of 2017 by a corresponding amount of $173.3 million.

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

We believe that our existing cash and investments as of December 31, 2018 will be sufficient to fund our anticipated operating expenses for at least the next twelve months from December 31, 2018. However, we will eventually require additional capital for the commercial development and potential working capital purposes related to our existing product candidates and we may also need to raise additional funds to pursue other development activities related to additional product candidates.

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

Selected financial information for the eight quarters ending December 31, 2018 are as follows:

	Revenue	Research and development expenses	Financial expenses (income)	Net loss and comprehensive loss	Basic and diluted loss per share
	(in thousands, except per share data)
Q4-2018	$-	$14,779	$90	$(19,350)	$(0.54)
Q3-2018	$-	$10,691	$4	$(14,777)	$(0.46)
Q2-2018	$-	$7,437	$28	$(10,768)	$(0.34)
Q1-2018	$-	$10,996	$40	$(13,231)	$(0.42)
Q4-2017	$-	$10,592	$(3)	$(11,789)	$(0.37)
Q3-2017	$-	$7,074	$29,416	$(39,006)	$(1.83)
Q2-2017	$-	$6,333	$14,678	$(23,324)	$(9.54)
Q1-2017	$-	$3,407	$36,347	$(41,337)	$(17.48)

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

Refer to Items 4B “Business Overview”, 5A “Operating Results” and 5F “Tabular Disclosure of Contractual Obligations” for information on our research and development, patents and licences

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

F.	Tabular disclosure of Contractual Obligations

The following table summarizes our contractual obligations at December 31, 2018.

	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
	(in thousands)
Operating lease obligations	153	-	-	-	153
Others	75	75	-	-	150
	228	75	-	-	303

Other items not reflected in the above table include:

In October 2018, the Company terminated its head office lease at 4150 Sainte-Catherine Street West, Suite 550, in Montreal, Quebec, Canada originally expiring in June 2020, effective January 31, 2019. A lease termination fee of $0.1 million accrued for as rent expense as at December 31, 2018, was paid in January 2019. In December 2018, the Company entered into a new lease commitment for head office space at 1000 de la Gauchetière street, Suite 1200, Montreal, Quebec, Canada, effective January 2019 and expiring October 2023. Lease commitments related to this new lease are not included in the above table and represent approximately a $0.4 million commitment per year starting February 2019.

The Company’s current lease at 275 Grove Street, Suite 2-400 in Newton, Massachusetts, USA expires in April 2019. In March 2019, the Company extended its current lease to expire in July 2019, with monthly payments of approximately $0.05 million due from May 1, 2019 to July 31, 2019 (not reflected in the above table). In February 2019, the Company entered into a new lease commitment for office space at 275 Grove Street, Suite 2-130 in Newton, Massachusetts, USA, expiring in May 2024. Lease commitments related to this new lease are not included in the above table and represent approximately a $0.5 million commitment per year over a period of 5 years starting May 2019.

We expect to fund our existing commitments with current working capital.

We also have obligations to make future payments to third parties that become due and payable on the achievement of certain development, regulatory and commercial milestones. We have not included these commitments on our statement of financial position or in the table above because the achievement and timing of these milestones is not fixed or determinable. These commitments include:

•	In accordance with an exclusive licensing agreement with Hoffman-La Roche, we are committed to pay Roche (i) a total of $1 million in milestone payments upon the achievement of certain clinical milestones, (ii) up to a total of $11 million in milestone payments upon the achievement of certain regulatory milestones in connection with the three clinical trial programs currently underway with an additional $1 million in milestone payments upon the achievement of certain regulatory milestones in connection with each subsequent indication, if any, and (iii) up to a total of $37.5 million in milestone payments upon the achievement of certain sales milestones. We achieved the clinical milestone in December 2017 and paid Roche the $1 million milestone in January 2018. With the Company planning to file a new drug application with the FDA for palovarotene in FOP in the second half of 2019, the Company expects to incur a $2 million regulatory milestone. Future royalty payments in the low teens based on net sales are also stipulated in the licensing agreement. The likelihood and timing of these payments is not known at this time.

•	In accordance with an exclusive licensing agreement with Thomas Jefferson University, we are committed to make a total of $100,000 in milestone payments upon the achievement of certain clinical milestones and a total of $250,000 in milestone payments upon the achievement of certain regulatory milestones, in each case in connection with the first licensed product or licensed process that meets the relevant milestones. We achieved the clinical milestone and paid TJU the $0.1 million milestone in December 2017. Future low single digit royalty payments based on net sales are also stipulated in the licensing agreement. Annual license maintenance royalty payments are also required as per the terms of the licensing agreement. Such maintenance royalty payments are non-refundable, but can be applied to royalties owing on sales per calendar year. The likelihood and timing of these payments is not known at this time.

•	In accordance with an exclusive licensing agreement with Yamaguchi University, we are committed to make a total of $75,000 in milestone payments upon the achievement of certain clinical milestones and a total of $150,000 in milestone payments upon the achievement of certain regulatory milestones, in each case in connection with the first licensed product that meets the relevant milestones. Future low single digit royalty payments based on net sales are also stipulated in the licensing agreement. We also have a royalty buy-out option pursuant to which we can terminate our obligation to pay royalties to Yamaguchi University under the license agreement at any time and at our sole discretion upon payment of a certain amount to Yamaguchi University. The likelihood and timing of these payments is not known at this time.

•	In March 2017, we entered into an exclusive licensing agreement with Galderma to obtain access to RARγ agonists and were granted exclusive rights to use these RARγ agonists in non-dermatological indications. In accordance with this agreement with Galderma, we are committed to pay Galderma a total of $2,000,000 in milestone payments upon the achievement of certain clinical milestones and up to a total of $25,500,000 in milestone payments upon the achievement of certain regulatory milestones, in each case in connection with the first product that meets the relevant milestones. Future single digit royalty payments based on net sales are also stipulated in the licensing agreement. The likelihood and timing of these payments is unknown at this time.

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

Executive Officers

The following table sets forth the name, age (as of March 28, 2019) and position of individuals who currently serve as the executive officers of Clementia Pharmaceuticals Inc. The following also includes certain information regarding our officers’ individual experience, qualifications, attributes and skills.

Name	Age	Positions
Clarissa Desjardins	52	President, Chief Executive Officer, Director
Steve Forte	40	Chief Financial Officer, Corporate Secretary
Donna Roy Grogan	62	Chief Medical Officer
Jeffrey Packman	52	Chief Development Officer

Dr. Clarissa Desjardins co-founded Clementia in 2010 and has served as our President since inception and as Chief Executive Officer since June 2012. Prior to founding Clementia, Dr. Desjardins served as Chief Executive Officer at the Centre d’excellence en médecine personnalisée, a Montreal-based federally and privately funded non-profit enterprise created to promote personalized medicine, from 2009 until 2012. Dr. Desjardins is an award-winning entrepreneur with more than 18 years of biotechnology experience. She has founded three successful biotech companies, leading all aspects of company creation including conception and financing. Dr. Desjardins founded Advanced Bioconcept, a research reagent and diagnostics company which was sold to NEN Life Sciences (Perkin Elmer) in 1998. Dr. Desjardins also cofounded Caprion Pharmaceuticals Inc. in 1998, a biotechnology company focused on proteomic biomarker discovery and drug development, where she was executive vice-president of corporate development from 1998 until 2007. Dr. Desjardins is the recipient of the 2018 Bloom Burton Award for her contribution to Canada’s innovative healthcare industry and the BRIO award for outstanding contributions to the biotechnology industry from the Quebec Biotechnology Association. Dr. Desjardins currently sits on the board of BELLUS Health and has been a board member of numerous companies, including the scientific advisory council of the Canadian Academy of Sciences. Dr. Desjardins earned a doctorate in neurology and neurosurgery from McGill University’s Faculty of Medicine and was a Medical Research Council postdoctoral fellow at the Douglas Hospital Research Centre. We believe Dr. Desjardins provides significant leadership and operational experience to our board of directors as our Chief Executive Officer.

Steve Forte has served as our Chief Financial Officer since August 2018, when he joined Clementia. He is a senior finance leader with broad experience managing complex, large-scale finance environments. Mr. Forte’s experience includes nearly a decade at Aptalis Pharma Inc., where he was responsible for the overall corporate controllership function of a multinational pharmaceutical company with approximately $700 million in annual revenue, six operating companies, five manufacturing sites and 40 subsidiaries. Mr. Forte was responsible for SEC reporting and led the preparation of an SEC S-1 registration statement for a U.S. IPO on NASDAQ prior to the successful sale of the company to Forest Labs. Mr. Forte also led the financial due diligence efforts leading to several acquisitions, including that of a key competitor worth $650 million that transformed the company. Most recently, Mr. Forte was Chief Financial Officer of Thinking Capital Financial Corporation, a leading Canadian financial technology firm, where he helped lead the firm through rapid growth and ultimately to a successful sale of the company to Purpose Investments. Mr. Forte received his Bachelor of Commerce in Accountancy from Concordia University and is a Certified Professional Accountant in the Province of Quebec and a Certified Information Systems Auditor with ISACA.

Dr. Donna Roy Grogan has served as our Chief Medical Officer since September 2013, when she joined Clementia. As Chief Medical Officer, Dr. Grogan is responsible for implementing the Company’s clinical strategy and the design of Clementia’s clinical trials for its lead product candidate. Since June 2014 Dr. Grogan has also served as a President of Clementia Pharmaceuticals USA Inc. Dr. Grogan is a board certified Internal Medicine physician with over 15 years of experience in clinical medicine and the pharmaceutical industry. She has been responsible for numerous INDs, the design and execution of clinical development programs and new drug applications across multiple therapeutic areas, including respiratory, cardiovascular and orphan diseases. Dr. Grogan has been involved with multiple high-profile product approvals including Lunesta®, Xopenex HFA®, BrovanaTM and most recently the EMA authorization of Vyndaqel® (tafamidis) for the treatment of rare neurologic disease transthyretin familial amyloid polyneuropathy. Dr. Grogan was a key presenter at the FDA’s Division of Neurology Advisory Committee Meeting on tafamidis. Dr. Grogan has extensive experience with international regulatory authorities, including the FDA, EMA and the PMDA. Prior to joining Clementia, from March 2012 to August 2013, Dr. Grogan was Chief Medical Officer at Health Care Ventures Focused Companies. From August 2011 to March 2012, Dr. Grogan was an independent consultant, and from February 2007 to August 2011, she was Chief Medical Officer at FoldRx Pharmaceuticals. Dr. Grogan received her BA in Psychology from College of the Holy Cross in Massachusetts, and her MD from the University of Illinois College of Medicine.

Jeffrey Packman has served as our Chief Development Officer since November 2013, when he joined Clementia. Mr. Packman has more than two decades of international experience in regulatory affairs, manufacturing, clinical operations management and orphan drug development. Mr. Packman has led drug development efforts at several biotechnology companies. From January 2012 to October 2013, Mr. Packman served as Chief Development Officer of Apofore Corporation, a start-up company focused on the development of novel diabetes therapeutics. Prior to Apofore, Mr. Packman was vice president of drug development operations at FoldRX Pharmaceuticals, which was acquired by Pfizer in October 2010. From October 2010 to June 2011, he was development team leader for Vyndaqel® (tafamidis), now approved for the treatment of the rare disease transthyretin familial amyloid polyneuropathy. Mr. Packman also headed development operations at Oscient Pharmaceuticals and worldwide business operations for the regulatory affairs division of PAREXEL International Corporation. Since 1996, Mr. Packman has been a director of Recycline, Inc. Mr. Packman earned his BA in biology from Colby College and an MBA with highest honors from the F. W. Olin Graduate School of Business Administration at Babson College in Massachusetts.

Directors

The following table sets forth the name, age (as of March 28, 2019) and position of individuals who currently serve as the directors of Clementia Pharmaceuticals Inc. The following also includes certain information regarding our directors’ individual experience, qualifications, attributes and skills, and brief statements of those aspects of our directors’ backgrounds that led us to conclude that they should serve as directors.

Name	Age	Positions
David P. Bonita(1)(3)	43	Chairman of the Board of Directors
Robert Heft(2)	64	Director
Allan Mandelzys(1)(2)	54	Director
François Nader(3)	62	Director
Pierre Legault(1)(3)(4)	58	Director
Shawn Tomasello(2)(5)	60	Director
Clarissa Desjardins	52	President, Chief Executive Officer, Director
(1)	Member of the Audit Committee. Mr. Pierre Legault is Chair of this Committee.
(2)	Member of the Compensation Committee. Dr. Allan Mandelzys is Chair of this Committee.
(3)	Member of the Corporate Governance and Nominating Committee. Dr. François Nader is Chair of this Committee.
(4)	Mr. Pierre Legault was appointed to the Company’s board of directors on January 30, 2018.
(5)	Ms. Tomasello was appointed to the Company’s board of directors on July 5, 2018.

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

Dr. François Nader has served as a director since February 2014. Since February 2015, Dr. Nader has been the Chief Executive Officer of Jesra Advisors LLC. Prior to that Dr. Nader was President, Chief Executive Officer and a member of the board of directors of NPS Pharmaceuticals from 2008 until 2015, when NPS was acquired by Shire. He joined NPS in 2006 as Chief Medical and Commercial Officer, and was promoted to Chief Operating Officer in 2007. Before NPS, from 2004 to 2006, he was a CMO and venture partner at Care Capital. Prior to that, he served on the North America Leadership Team of Aventis and its predecessor companies holding a number of executive positions. Dr. Nader was recognized as the Ernst and Young National Life Science Entrepreneur of the Year in 2013. Dr. Nader is the Chairman of the Board of BioNJ, a trade association representing the biotechnology industry in New Jersey. Dr. Nader currently serves as chairman of the board of directors of Acceleron Pharma Inc. and as a director of Alexion Pharmaceuticals Inc. From 2015 to 2016, he served as a director at Baxalta Inc. and from 2014 to 2015, as director of Trevena. Dr. Nader is a board member of the Biotechnology Industry Organization and the New Jersey Chamber of Commerce. Dr. Nader earned his French Doctorate in Medicine from St. Joseph University in Lebanon and his Physician Executive MBA from the University of Tennessee. We believe Dr. Nader provides significant executive and business skills, and scientific and industry knowledge to our board of directors, as well as valuable experience gained from prior and current board service.

Pierre Legault has served as a director since his appointment on January 30, 2018. He is currently the chairman of Poxel and Aritios and serves on the board of directors for Syndax Pharmaceuticals and UROVANT. Previously Mr. Legault served on the board of Armo Biosciences, Tobira Therapeutics, NPS Pharmaceuticals, Forest Laboratories, Regado Biosciences, Iroko Pharmaceuticals, Cyclacel Pharmaceuticals, Eckerd Pharmacy and Nephrogenex where he was chairman and CEO. Prior to that, Mr. Legault served as the CEO of Prosidion Ltd, CFO and treasurer of OSI Pharmaceuticals, president of Eckerd Pharmacies and senior executive vice president and chief administration officer of the Rite Aid Corporation. He was also president, CEO and CFO at legacy companies of the Sanofi group. Mr. Legault holds an MBA in marketing from McGill University and a bachelor’s degree from HEC (University of Montreal) and also studied at Harvard Business School. We believe Mr. Legault provides significant executive and business skills and industry knowledge to our board of directors, as well as valuable experience gained from prior and current board service.

Shawn Tomasello has served as a director since her appointment on July 5, 2018. She currently serves on the board of directors of Diplomat Pharmacy, Centrexion Therapeutics and Oxford BioTherapeutics. Previously, she served as chief commercial officer of Kite Pharma and was instrumental in building Kite, leading to its acquisition for $11.9 billion by Gilead Pharmaceuticals in 2017. Prior to joining Kite Pharma, Ms. Tomasello served as the chief commercial officer of commercial and medical affairs at Pharmacyclics, and was previously the president of the Americas, hematology and oncology for Celgene Corporation where she led the company through five successful product launches encompassing eleven indications. Previously, Ms. Tomasello served in leading commercial roles with Genentech and other major pharmaceutical companies. Ms. Tomasello received her bachelor of science in marketing from the University of Cincinnati and her MBA from Murray State University in Kentucky.

B.	Compensation

Determining Compensation

Radford, part of Aon Hewitt (a business unit of Aon plc), was retained by the compensation committee to conduct a competitive review and assessment of Clementia’s director and executive compensation program and recommend go-forward strategies. The compensation committee was involved in and approved the adoption of the following procedures during Radford’s assessment:

(1)	Establishing the public company peer group used in the director and executive compensation assessment;
(2)	Reviewing the detailed assessment of Clementia’s director compensation program versus the market, approving and implementing certain recommendations;
(3)	Reviewing the detailed assessment of Clementia’s executive compensation program versus the market, approving and implementing certain recommendations;
(4)	Reviewing Clementia’s equity incentive program, approving and implementing certain recommendations; and
(5)	Reviewing equity ownership levels, and approving and implementing certain recommendations.

The compensation committee has and will continue to utilize these strategies when contemplating director and executive compensation matters.

Executive Compensation

For the years ended December 31, 2018, 2017 and 2016, our named executive officers (NEOs) received compensation for services, as follows:

Name and Principal Position		Salary earned(1)	Non-equity incentive plan compensation(1)(2)	Other compensation(1)(3)	Total
Clarissa Desjardins, President, Chief Executive Officer, President(4)
	2018	$500,000	$250,000	$3,430,920	$4,180,920
	2017	$377,447	$184,909	$398,668	$961,024
	2016	$265,335	$69,732	-	$335,067
Steve Forte, Chief Financial Officer, Corporate Secretary(5)
	2018	$130,128	$44,973	$1,608,593	$1,783,694
	2017	-	-	-	-
	2016	-	-	-	-
Michael Singer, Chief Financial Officer, Corporate Secretary(6)
	2018	$202,011	-	-	$202,011
	2017	$235,413	$65,957	$462,454	$763,824
	2016	$191,989	$40,845	-	$232,834
Donna Roy Grogan, Chief Medical Officer(7)
	2018	$368,425	$128,949	$859,758	$1,357,132
	2017	$361,201	$102,942	-	$464,143
	2016	$356,566	$72,739	-	$429,305
Jeffrey Packman, Chief Development Officer(8)
	2018	$308,600	$108,010	$694,400	$1,111,010
	2017	$275,760	$78,592	-	$354,352
	2016	$262,181	$63,513	-	$325,694
Eric Grinstead, Chief Commercial Officer(9)
	2018	$339,204	$71,800	$270,900	$681,904
	2017	$354,118	$95,612	-	$449,730
	2016	$349,574	$80,227	-	$429,801

(1)	Compensation amounts paid in Canadian dollars have been converted to U.S. dollars for purposes of the table. For 2018, the U.S. dollar per Canadian dollar exchange rate used for such conversion was $0.7719 for salaries earned ($0.7703 in 2017 and $0.7581 in 2016), which was the Company’s average exchange rate for the year ended December 31, 2018 (December 31, 2017 and 2016), along with $0.7332 for non-equity inventive plan compensation ($0.7955 in 2017 and $0.7441 in 2016), which was the Company’s closing exchange rate at December 31, 2018 (December 31, 2017 and 2016), all based on Bloomberg Markets CADUSD:CUR spot exchange rates.
(2)	Non-equity incentive plan compensation reflects annual bonuses earned with respect to fiscal 2018, 2017 and 2016, based on the achievement of corporate goals and objectives, as well as personal performance assessments.
(3)	Other compensation reflects stock option awards in the year ended December 31, 2018 and 2017. No options were granted in the year ended December 31, 2016. In determining the fair value of these option-based awards, the Black-Scholes valuation methodology was used with the following weighted average assumptions, consistent with those reported in the Company’s audited consolidated financial statements: (i) expected life of 4.45 years (6 years in 2017), ii) volatility of 74.64% (75.01% in 2017), (iii) risk-free interest rate of 2.65% (1.96% in 2017), and (iv) dividend yield of nil. For 2018, stock option awards to Michael Singer and Eric Grinstead have not been included in the above table as these were forfeited upon their departure in 2018.

Also included in other compensation is a nine-month severance owing to Eric Grinstead, in the amount of $270,900, which has been accrued for at December 31, 2018 and will be paid out via salary continuance throughout 2019.

Furthermore, compensation amounts do not include taxable benefits for group health, dental, life insurance and disability insurance premiums paid by the Company on behalf of the named executive officers as these benefits are offered to all employees of the Company.

(4)	On January 1, 2019, Clarissa Desjardins’ annual base salary was increased to $514,000 and her non-equity inventive compensation was increased from 50% to 55% of base salary.

(5)	Steve Forte joined the Company as Chief Financial Officer effective August 3, 2018 with an annual base salary of $350,000 and non-equity incentive plan compensation of 35% of base salary. On January 1, 2019, his annual base salary was increased to $405,300 and his non-equity incentive compensation was increased from 35% to 40%.
(6)	Michael Singer resigned from his role as Chief Financial Officer effective August 9, 2018.
(7)	On January 1, 2019, Donna Roy Grogan’s annual base salary was increased to $378,740.
(8)	On January 1, 2019, Jeffrey Packman’s annual base salary was increased to $317,240.
(9)	Eric Grinstead left his role as Chief Commercial Officer effective November 30, 2018.

Employment Agreements

In February 2019, the board of directors approved certain amendments to the existing employment agreements of our NEOs, which include the following terms. Copies of the employment agreements with our NEOs have been filed as Exhibits to this Annual Report on Form 20-F and are incorporated by reference herein.

Term of Employment

All of our NEOs are employed for an indefinite term, subject to termination in accordance with the terms of the Employment Agreements.

Base Salaries and Bonus Opportunities

The Employment Agreements establish a base salary for each of our NEOs, subject to annual review and possible increase by our board of directors. A decrease in the base salary of our NEOs by the board of directors is only allowed if implemented throughout the Company and is proportional to the decrease in base salaries of all the employees of the Company.

The annual base salaries for Ms. Desjardins, Ms. Grogan, and Mr. Packman were established at $500,000, $368,425 and $308,600, respectively on January 1, 2018. The annual base salary for Mr. Forte was established at $350,000 upon hire in August 2018. The annual base salaries for Mr. Singer and Mr. Grinstead were established at $320,000 and $361,200, respectively for 2018, but Mr. Singer and Mr. Grinstead left the Company in August and November 2018, respectively. Annual base salaries for Ms. Desjardins, Mr. Forte, Ms. Grogan, and Mr. Packman were increased to $514,000, $405,300, $378,740 and $317,240, respectively on January 1, 2019.

Our NEOs are also eligible for an annual bonus based on achievement of performance goals established for the employees and the Company at the beginning of each year and/or in accordance with the terms of the applicable bonus plan in effect from time to time. The maximum annual bonus that may be earned, expressed as a percentage of the NEO’s annual base salary, were 50% for Ms. Desjardins and 35% for each of Mr. Forte, Ms. Grogan, Mr. Grinstead, Mr. Singer and Mr. Packman. As of January 1, 2019, the maximum was increased to 55% for Ms. Desjardins and to 40% for Mr. Forte, with no change for others.

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

Each of the Employment Agreements also provide that if the applicable NEO is terminated by the Company other than for cause, in addition to the standard payments, the NEO will also be entitled to the following additional severance payments, subject to the execution of a general release and waiver: (i) base salary and (ii) health continuation coverage reimbursements, in each case during the severance period, which is equal to 15 months from the date of termination for Ms. Desjardins and 12 months from the date of termination for each of Mr. Forte, Ms. Grogan and Mr. Packman. In November 2018, Mr. Grinstead left the company and a nine-month severance has been accrued as at December 31, 2018, which will be paid out throughout 2019. No severance was paid to Mr. Singer upon his resignation in July 2018.

In the event any NEO is terminated by the Company for any reason other than a “good reason” (generally meaning (i) the assignment of responsibilities inconsistent with current position, subject to certain exceptions, (ii) a reduction in base salary or bonus other than as a result of a consistently applied board reduction across the entire employee population or (iii) requiring the NEO to be based at any office or location outside 50 km of the current location or other location previously agreed to) or for cause within 12 months after a change of control, in addition to the standard payments, the Employment Agreements provide that the NEO will also be entitled to the following change of control benefits, subject to the execution of a general release and waiver: (i) 1.75 times the target bonus for the year in which date of termination occurs, (ii) base salary and benefit continuation, in each case during the severance period, which is equal to 21 months from the date of termination and (iii) vesting of all outstanding equity grants including any outstanding stock options as of the date of termination for Ms. Desjardins and (i) 1.5 times the target bonus for the year in which date of termination occurs, (ii) base salary and benefit continuation, in each case during the severance period, which is equal to 18 months from the date of termination and (iii) vesting of all outstanding equity grants including any outstanding stock options as of the date of termination for each of Mr. Forte, Ms. Grogan and Mr. Packman.

Restrictive Covenants

Each of the Employment Agreements contain standard confidentiality, non-solicitation and non-competition restrictions.

The confidentiality obligations of Ms. Desjardins, Mr. Forte, Ms. Grogan and Mr. Packman are effective during the term of their employment and for 36 months following the date of termination (subject to limited exceptions pursuant to which their confidentiality obligations continue indefinitely). Confidentiality obligations of Mr. Eric Grinstead continue indefinitely after termination of his employment and continue for a period of 36 months after termination of employment for Mr. Singer.

Non-solicitation and non-competition restrictions pursuant to the Employment Agreements are effective during the term of each of our NEOs’ employment and remain in place during the severance period applicable to the respective NEO.

Potential Payments upon Termination or Change in Control

The table below reflects amounts payable by the Company to the NEOs as per the terms of their new employment agreements and assuming that their employment was terminated as of January 1, 2019, either without cause or upon change of control of the Company.

Name	Severance	Continuation of benefits(3)	Bonus	Total without cause
Clarissa Desjardins	$642,500	$8,579	$-	$651,079
Steve Forte	$405,300	$6,065	$-	$411,365
Donna Grogan	$378,740	$23,249	$-	$401,990
Jeffrey Packman	$317,240	$32,957	$-	$350,198

Name	Severance	Continuation of benefits(3)	Bonus(1)	Accelerated vesting of options(2)	Total upon change in control
Clarissa Desjardins	$899,500	$12,010	$494,725	$951,256	$2,119,522
Steve Forte	$607,950	$9,098	$243,180	$-	$667,139
Donna Grogan	$568,110	$34,874	$198,839	$882,513	$1,614,446
Jeffrey Packman	$475,860	$49,436	$166,552	$661,876	$1,295,182

(1)	In the event of a Change in Control, NEOs will also receive the 1.75 times the target bonus for the year in which date of termination occurs for Ms. Desjardins and 1.5 times for other NEOs.
(2)	In the event of a Change in Control, all of the NEO outstanding unvested equity awards will immediately vest in full on the date of such termination. Amounts included in the table above reflect the in-the-money value each NEO’s unvested options at January 1, 2019, based upon the difference between closing price per share of our stock on December 31, 2018, being $11.76, and the exercise price of the options. The actual value of the awards realized by each NEO, if any, will depend on the price of our common shares at the time of exercise.
(3)	For purposes of calculating values in this column, amounts in Canadian dollars have been converted to U.S. dollars at an estimated exchange rate of $0.80.

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

The annual retainer fee, including fees for chairing the Board and committees, is paid in cash unless a director instead elects to receive the fair value equivalent in deferred share units (DSU). All directors received DSUs for the 2018 fiscal year and all directors except for Dr. Francois Nader, have elected to receive DSUs for the 2019 fiscal year.

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

For the year ended December 31, 2018, our directors received compensation for services, as follows:

Name and Principal Position	Director fees earned(1)	Other compensation(1)(2)	Total
David P. Bonita, Chairman of the Board	$73,726	$93,029	$166,755
Jean-François Pariseau, Chairman of the Compensation Committee, Director(3)	-	-	-
Davit Mott, Director(4)	$7,083	-	$7,083
Robert Heft, Director	$39,974	$93,029	$133,003
Allan Mandelzys, Chairman of the Compensation Committee, Director	$51,848	$93,029	$144,877
François Nader, Chairman of the Corporate Governance and Nominating Committee	$42,474	$93,029	$135,503
Pierre Legault, Chairman of the Audit Committee, Director(5)	$41,016	$282,466	$323,482
Shawn Tomasello, Director(6)	$19,986	$262.762	$282,748
Clarissa Desjardins, President, Chief Executive Officer, Director	-	-	-

(1)	Direct fees earned were paid via a combination of cash or DSUs as per directors’ election. For 2018, all directors received DSUs, except for David Mott who received cash compensation and Jean Francois Pariseau and Clarissa Desjardins who were not compensated.
(2)	Other compensation reflects stock option awards in the year ended December 31, 2018. In determining the fair value of these option-based awards, the Black-Scholes valuation methodology was used with the following weighted average assumptions, consistent with those reported in the Company’s audited consolidated financial statements: (i) expected life of 3.8 years, ii) volatility of 77.16% (iii) risk-free interest rate of 2.86 and (iv) dividend yield of nil.
(3)	Jean-Francois Pariseau resigned as a director of the Company on July 5, 2018.
(4)	David Mott resigned as a director of the Company on February 27, 2018.
(5)	Pierre Legault was appointed as a director of the Company on January 31, 2018.
(6)	Shawn Tomasello was appointed as a director of the Company on July 5, 2018.

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

In addition, under our director compensation program which became effective on August 2, 2017 (closing of our IPO), each non-employee director will receive under the 2017 Omnibus Plan, upon his or her initial election to our board of directors, an option to purchase 23,980 common shares. Each of these options will vest as to one-third of the shares of our common shares underlying such option on each anniversary of the grant date until the third anniversary of the grant date, subject to the non-employee director’s continued service as a director. In 2018, Pierre Legault and Shawn Tomasello each received their election awards upon their appointment as directors. Further, on the date of the first board meeting held after each annual meeting of stockholders, each non-employee director will receive, under the 2017 Omnibus Plan, an option to purchase 11,990 common shares. Each of these options will vest in full on the one-year anniversary of the grant date unless otherwise provided at the time of grant, subject to the non-employee director’s continued service as a director. In 2018, all directors, except David Mott and Jean-Francois Pariseau, who resigned in 2018, and Clarissa Desjardins, who is not compensated, received an annual award of 11,990 stock options. All options issued to our non-employee directors under our director compensation program will be issued at exercise prices equal to the fair market value of our common shares on the date of grant and will become exercisable in full upon a change in control of our Company.

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

Termination, Resignation, Death, etc.

Options granted under the 2013 Stock Option Plan are evidenced by a stock option agreement entered between us and the Participant. All vested and unvested options granted under the plan terminate immediately if a Participant is dismissed with cause. If, at any time, a Participant ceases to be an employee as a result of the Participant’s death, disability, or termination for any reason other than for cause, the Options granted to the Participant and vested as of the Termination Date (as defined therein) remain exercisable for 90 days after the Termination Date, unless such vested Options expire sooner in accordance with their terms. All unvested Options granted to the Participant will expire. Where, in the case of a consultant, the Participant’s consulting agreement terminates by reason of the Participant’s death, disability, termination for any reason other than for breach of the consulting agreement, or voluntary termination by the Participant, then any Options granted to the Participant and vested as of the Termination Date, or as of the date of the death or disability of the participant, as the case may be, remain exercisable for 30 days following the Termination Date, or the date of the death or disability of the Participant, as the case may be, unless such vested Options expire earlier in accordance with their terms. All unvested Options granted to the Participant will expire. Where, in the case of a consultant, the Participant’s consulting agreement is terminated for breach or for cause, then all vested and unvested Options granted to the Participant will expire. If a Participant ceases to be a director or officer, the Options granted to the Participant and vested as of the Termination Date may be exercised by the Participant pursuant to the same terms and conditions described above, as if the director or officer were a consultant unless such director or officer continues as a consultant or full-time employee of the company.

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

2017 Omnibus Plan

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

Authorized Shares

Subject to adjustment, as described below, the maximum number of our common shares that will be available for issuance under the 2017 Omnibus Plan was 3,659,308 shares as at December 31, 2018. Common shares issued under the 2017 Omnibus Plan may be shares held in treasury or authorized but unissued shares of the Company not reserved for any other purpose. The number of shares reserved for issuance under the 2017 Omnibus Plan will automatically increase by an annual amount to be added the first day of each fiscal year, beginning January 1, 2018 and continuing until, and including, the fiscal year ending December 31, 2027, equal to the lower of 4% of the number of shares of our common shares outstanding as of December 31 of the prior calendar year and an amount determined by our board of directors. The amount added on January 1, 2019 was established at 4% of the common shares outstanding at December 31, 2018, or 1,514,563, thus bringing the maximum number of common shares available for issuance under the 2017 Omnibus Plan to 5,173,871 as of January 1, 2019. The increase in the number of shares available for issuance under the stock option plan has not been registered as at the date of this Annual Report.

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
107

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
109

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

Option Grant Summary

The following table sets forth the outstanding option-based awards for each of our directors and officers as at December 31, 2018:

Name and Office Held	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Value of unexercised in-the-money options(1)
David P. Bonita, Chairman of the Board, Director(2)
	35,970	$10.04	April 30, 2027	$61,868
	11,990	$13.40	November 6, 2025	-
Jean-François Pariseau, Chairman of the Compensation Committee, Director(2)
	-	-	-	-
David Mott, Director(2)
	-	-	-	-
Robert Heft, Director(2)
	39,999	$0.29	June 17, 2023	$458,789
	14,724	$0.29	August 27, 2024	$168,884
	35,970	$10.04	April 30, 2027	$61,868
	11,990	$13.40	November 6, 2025	-
Allan Mandelzys, Chairman of the Compensation Committee, Director(2)
	79,997	$0.29	June 17, 2023	$917,566
	14,724	$0.29	August 27, 2024	$168,884
	35,970	$10.04	April 30, 2027	$61,868
	11,990	$13.40	November 6, 2025	-

François Nader, Chairman of the Corporate Governance and Nominating Committee, Director(2)
	39,999	$0.29	February 20, 2024	$458,789
	14,724	$0.29	August 27, 2024	$168,884
	35,970	$10.04	April 30, 2027	$61,868
	11,990	$13.40	November 6, 2025	-
Pierre Legault, Chairman of the Audit Committee, Director(2)
	23,890	$13.80	February 27, 2025	-
	11,990	$13.40	November 6, 2025	-
Shawn Tomasello, Director(2)
	23,890	$12.28	July 3, 2025	-

11,990	$13.40	November 6, 2025	-
Clarissa Desjardins, President, Chief Executive Officer, President(3)
400,034	$0.29	June 17, 2023	$4,588,390
329,473	$0.29	August 27, 2024	$3,779,055
59,950	$10.04	April 30, 2027	$103,114
305,000	$13.80	February 27, 2025	-
100,000	$15.95	April 17, 2025	-
Michael Singer, Chief Financial Officer, Corporate Secretary(4)
161,874	$0.69	March 31, 2019	$1,791,945
23,181	$10.04	March 31, 2019	$39,871
Steve Forte, Chief Financial Officer, Corporate Secretary(5)
225,000	$11.86	July 12, 2025	-
Donna Roy Grogan, Chief Medical Officer(6)
77,791	$0.29	September 23, 2023	$892,263
217,103	$0.29	August 27, 2024	$2,490,171
60,000	$13.80	February 27, 2025	-
40,000	$15.95	April 17, 2025	-
Jeffrey Packman, Chief Development Officer(7)
22,913	$0.29	February 20, 2024	$262,812
145,966	$0.29	August 27, 2024	$1,674,230
40,000	$13.80	February 27, 2025	-
40,000	$15.95	April 17, 2025	-
Eric Grinstead, Chief Commercial Officer(8)
133,353	$0.29	June 5, 2019	$1,529,559
151,616	$0.29	June 5, 2019	$1,739,035

(1)	Amounts included in the table above reflect the in-the-money value of unvested options at January 1, 2019, based upon the difference between closing price per share of our stock on December 31, 2018, being $11.76, and the exercise price of the options. An option is in-the-money if the market price of common shares is greater than the exercise price. The actual value of the awards realized by each of the directors and officers, if any, will depend on the price of our common shares at the time of exercise.
(2)	On November 6, 2018, each non-employee director, except for David Mott and Jean Francois Pariseau who resigned in 2018, received an annual grant of 11,990 stock options at an exercise price of $13.40. Each of these options vest evenly over a twelve-month period, subject to the non-employee director’s continued service as a director. In addition, Pierre Legault and Shawn Tomasello each received a grant of 23,980 stock options upon their appointment as a director at exercise prices of $13.80 and $12.28, respectively. Each of these options will vest evenly over a period of three years, subject to the non-employee director’s continued service as a director.
(3)	On February 27, 2018, Clarissa Desjardins received an equity-based award of 305,000 stock options at an exercise price of $13.80 under the 2017 Omnibus Plan. These stock options will expire 7 years after their initial grant date and will vest over a period of 4 years. On April 17, 2018, Clarissa Desjardins also received an equity-based award of 100,000 performance stock options at an exercise price of $15.95 under the 2017 Omnibus Plan. Following a modification to the milestone associated with these performance options approved subsequent to year-end December 31, 2018, these stock options will vest 50% upon the achievement of a milestone and 50% on the one-year anniversary of milestone achievement and will expire if the milestone is not achieved prior to December 31, 2019 or will expire 7 years after their initial grant date if the milestone is achieved. Management believes it is probable that the milestone event will be achieved.
112

(4)	Michael Singer resigned from his role as Chief Financial Officer effective August 9, 2018. Stock options granted to Michael Singer in 2018 were forfeited upon his departure. Stock options granted to Michael Singer prior to 2018 continued vesting until December 31, 2018 with unvested options being forfeited. All vested options will expire if not exercised prior to March 31, 2019.
(5)	On July 12, 2018, Steve Forte received an equity-based award of 225,000 stock options at an exercise price of $11.86 under the 2017 Omnibus Plan. These stock options will expiry 7 years from their initial grant date and will vest over a period of 4 years from August 2018.
(6)	On February 27, 2018, Donna Grogan received an equity-based award of 60,000 stock options at an exercise price of $13.80 under the 2017 Omnibus Plan. These stock options will expire 7 years after their initial grant date and will vest over a period of 4 years. On April 17, 2018, Donna Grogan also received an equity-based award of 40,000 performance stock options at an exercise price of $15.95 under the 2017 Omnibus Plan. Following a modification to the milestone associated with these performance options approved subsequent to year-end December 31, 2018, these stock options will vest 50% upon the achievement of a milestone and 50% on the one-year anniversary of milestone achievement and will expire if the milestone is not achieved prior to December 31, 2019 or will expire 7 years after their initial grant date if the milestone is achieved. Management believes it is probable that the milestone event will be achieved.
(7)	On February 27, 2018, Jeffrey Packman received an equity-based award of 40,000 stock options at an exercise price of $13.80 under the 2017 Omnibus Plan. These stock options will expire 7 years after their initial grant date and will vest over a period of 4 years. On April 17, 2018, Jeffrey Packman also received an equity-based award of 40,000 performance stock options at an exercise price of $15.95 under the 2017 Omnibus Plan. Following a modification to the milestone associated with these performance options approved subsequent to year-end December 31, 2018, these stock options will vest 50% upon the achievement of a milestone and 50% on the one-year anniversary of milestone achievement and will expire if the milestone is not achieved prior to December 31, 2019 or will expire 7 years after their initial grant date if the milestone is achieved. Management believes it is probable that the milestone event will be achieved.
(8)	Eric Grinstead left his role as Chief Commercial Officer effective November 30, 2018. Stock options granted to Eric Grinstead in 2018 were forfeited upon his departure. Unvested stock options granted prior to 2018 were forfeited. All vested options will expire if not exercise prior to June 5, 2019.

The following stock option grants were not included in the above table as they were not outstanding as at December 31, 2018:

•	On February 19, 2019, Clarissa Desjardins, Steve Forte, Donna Grogan and Jeffrey Packman received an equity-based award of 463,300, 164,100, 104,500 and 104,500 stock options, respectively at an exercise price of $14.67 per share under the 2017 Omnibus Plan. These stock options will vest over a period of 4 years: 25% cliff vesting after one year with monthly vesting over the subsequent 36 months.

Under the plan of arrangement, each unvested option will be deemed to be vested as of the effective date of the arrangement and subsequently transferred in exchange for the purchase price less the applicable exercise price.

DSU Grant Summary

The following table sets forth the outstanding DSUs for each of our directors as at December 31, 2018:

Name and office held	Number of DSUs held
David P. Bonita, Chairman of the Board, Director	5,817
Robert Heft, Director	3,165
Allan Mandelzys, Chair of the Compensation Committee, Director	4,090
François Nader, Chairman of the Corporate Governance and Nominating Committee, Director	3,363
Pierre Legault, Chairman of the Audit Committee, Director	3,387
Shawn Tomasello, Director	1,746

In connection with the Plan of Arrangement, on February 24, 2019, the Company approved the issuance of 39,225 deferred share units (DSUs) to non-executive directors of the Company to replace long-term incentive grants which would otherwise have been made in 2019 to non-executive directors of the Company in the normal course of business.

Employee Share Purchase Plan

In June 2017, we adopted an employee share purchase plan (ESPP) pursuant to which eligible employees will be able to acquire our common shares at a discount from the average market price on the purchase date in a convenient and systematic manner through payroll deductions. The ESPP is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code for employees who are United States taxpayers. The following discussion is qualified in its entirety by the full text of the ESPP, a copy of which is included as Exhibit 10.10 to our Registration Statement on Form F-1/A filed with the SEC on July 21, 2017 and hereby incorporated by reference. While adopted in June 2017, as of the date of this Form 20-F, we have not yet rolled out the ESPP.

Unless otherwise determined by our board of directors, participation in the ESPP will be open to our employees in Canada and the United States who are customarily employed for at least 20 hours per week. Participation in the ESPP is voluntary. Eligible employees will be able to contribute up to 15% of their gross base earnings for purchases under the ESPP through regular payroll deductions. The maximum number of common shares issued to insiders within any six-month period, or issuable to insiders at any time, under the ESPP and all private placements must not exceed 10% of the number of common shares issued and outstanding at that time. No employee will be eligible for the grant of any purchase rights under the ESPP if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding common shares measured by vote or value under Section 424(d) of the Code. In addition, no employee may purchase shares under the ESPP at a rate in excess of $25,000 worth of our common shares (determined on the grant date of the purchase right) for each year such purchase right is outstanding.

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

The number of common shares reserved for issuance under the ESPP will not exceed 290,000 common shares, plus the number of common shares that are automatically added on January 1st of each year, commencing on (and including) January 1, 2018 and ending on (and including) January 1, 2027, in an amount equal to the lesser of (i) 1% of the total number of common shares issued and outstanding on December 31st of the preceding calendar year, and (ii) 290,000 common shares. No rights to purchase common shares may be issued under the plan from and after the tenth anniversary of the date the plan becomes effective, unless otherwise approved by our shareholders. In accordance with the terms of the ESPP, the board of directors chose not to increase the number of common shares reserved for issuance under the plan on January 1, 2019.

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

Mr. Pariseau was designated as a director by BDC Venture Capital in connection with a shareholders’ agreement, which terminated upon the closing of our IPO. Mr. Pariseau resigned as a director on July 5, 2018.

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

Audit Committee

Our audit committee is currently comprised of Pierre Legault (Chair), Dr. David Bonita and Dr. Allan Mandelzys.

Our board of directors has determined that each of the members of our audit committee is financially literate and has sufficient financial expertise, and is independent within the meaning of such term in the rules of The Nasdaq Global Select Market and the SEC. Our board of directors has determined that Pierre Legault is a financial expert in accordance with the applicable rules and regulations of the SEC.

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
116

•	the design, implementation and ongoing effectiveness of our systems of disclosure controls and procedures, risk management systems,
•	internal control over financial reporting and compliance with ethical standards adopted by us.

In June 2017, our Board of Directors adopted a new written charter for the Audit Committee. A copy of the Audit Committee charter is available on our website at www.clementiapharma.com or, without charge, upon written request to Clementia Pharmaceuticals Inc., 1000 de la Gauchetière Street West, Suite 1200, Montreal, Quebec, Canada H3B 4W5, Attention: Investor Relations, telephone 1-514-940-1080 or via email at info@clementiapharma.com.

Compensation Committee

Our compensation committee is comprised of Dr. Allan Mandelzys (Chair), Shawn Tomasello and Dr. Robert Heft, all of whom are “independent” in accordance with the provisions of Rule 10C-1(b)(1) under the Exchange Act and Nasdaq Rule 5605(a)(2).

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

In June 2017, our Board of Directors adopted a new written charter for the Compensation Committee. A copy of the Compensation Committee charter is available on our website at www.clementiapharma.com or, without charge, upon written request to Clementia Pharmaceuticals Inc., 1000 de la Gauchetière Street West, Suite 1200, Montreal, Quebec, Canada H3B 4W5, Attention: Investor Relations, telephone 1-514-940-1080 or via email at info@clementiapharma.com.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee is comprised of Dr. Francois Nader (Chair), Dr. David Bonita and Pierre Legault, all of whom are “independent directors” within the meaning of Nasdaq Rule 5605(a)(2). In affirmatively determining the independence of any member of our corporate governance and nominating committee, our board must consider all factors specifically relevant to determining whether a director has a relationship to us that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

The purpose of our corporate governance and nominating committee is to:

•	assist our board of directors in identifying prospective director nominees and recommend to our board of directors the director nominees for each annual meeting of shareholders;
•	recommend members for each board committee;
117

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

In June 2017, our Board of Directors adopted a new written charter for the Nominating and Corporate Governance Committee. A copy of the Nominating and Corporate Governance Committee charter is available on our website at www.clementiapharma.com or, without charge, upon written request to Clementia Pharmaceuticals Inc., 1000 de la Gauchetière Street West, Suite 1200, Montreal, Quebec, Canada H3B 4W5, Attention: Investor Relations, telephone 1-514-940-1080 or via email at info@clementiapharma.com.

Code of Business Conduct and Ethics

Our board of directors has adopted a Code of Business Conduct and Ethics applicable to all of our employees, executive officers and directors. A copy of this Code of Business Conduct and Ethics is available on our website at www.clementiapharma.com or, without charge, upon written request to Clementia Pharmaceuticals Inc., 1000 de la Gauchetière Street West, Suite 1200, Montreal, Quebec, Canada H3B 4W5, Attention: Investor Relations, telephone 1-514-940-1080 or via email at info@clementiapharma.com.

The Corporate Governance and Nominating Committee of our board of directors is responsible for overseeing the Code of Business Conduct and Ethics and must approve any waivers from the Code of Business Conduct and Ethics for employees, executive officers and directors. There were no amendments to our Code of Business Conduct and Ethics since its adoption. We did not grant any waivers to the provisions of our Code of Business Conduct and Ethics during the fiscal years ended December 31, 2018 and 2017.

D.	Employees

As at December 31, 2018, we employed 45 full-time employees, including 28 in research and development functions and 17 in general and administrative and commercial functions. 12 of our employees hold M.D., Sc.D., or Ph.D. degrees and an additional 15 hold M.Sc. degrees. As at December 31, 2018, 32 of our employees were located in Montreal, Quebec, Canada and 15 were located in Newton, Massachusetts, USA. We have never had a work stoppage, and none of our employees is represented by a labor organization or under any collective-bargaining arrangements. We consider our employee relations to be good.

E.	Share Ownership

The following table sets out the share ownership and options held by our directors and NEOs as of December 31, 2018.

Name and office held	Number of common shares owned	Number of stock options held	Exercise price	Option expiry date	Number of exercisable options
David P. Bonita, Chairman of the Board, Director
	-	23,980	$10.04	04/20/2027	10,658
		11,990	$10.04	04/20/2027	11,990
		11,990	$13.40	11/06/2025	999
Jean-François Pariseau(1)
David Mott, Director(1)
Robert Heft, Director(2)
	63,895	39,999	$0.29	06/17/2023	39,999
		14,724	$0.29	08/27/2024	14,724
		23,980	$10.04	04/20/2027	10,658
		11,990	$10.04	04/20/2027	11,990
		11,990	$13.40	11/06/2025	999
Allan Mandelzys, Chairman of the Audit Committee, Director
	58,751	79,997	$0.29	06/17/2023	79,997
		14,724	$0.29	08/27/2024	14,724
		23,980	$10.04	04/20/2027	10,658
		11,990	$10.04	04/20/2027	11,990
		11,990	$13.40	11/06/2025	999
François Nader, Chairman of the Nominating and Corporate Governance Committee, Director
	103,329	39,999	$0.29	02/20/2024	39,999
		14,724	$0.29	08/27/2024	14,724
		23,980	$10.04	04/20/2027	10,658
		11,990	$10.04	04/20/2027	11,990

	11,990	$13.40	11/06/2025	999
Clarissa Desjardins, President, Chief Executive Officer, Director
814,054	400,034	$0.29	06/17/2023	400,034
	329,473	$0.29	08/27/2024	252,532
	59,950	$10.04	04/20/2027	19,983
	305,000	$13.80	02/27/2025	-
	100,000	$15.95	04/17/2025	-
Steve Forte, Chief Financial Officer, Corporate Secretary (3)
	225,000	$11.86	07/12/2025	-
Michael Singer, Chief Financial Officer, Corporate Secretary(4)
26,378	161,874	$0.69	03/31/2019	161,874
	23,181	$10.04	03/31/2019	23,181
Donna Roy Grogan, Chief Medical Officer
69,866	77,791	$0.29	09/23/2023	77,791
	217,103	$0.29	08/27/2024	140,162
	60,000	$13.80	02/27/2025	-
	40,000	$15.95	04/17/2025	-
Jeffrey Packman, Chief Development Officer
104,685	22,913	$0.29	02/20/2024	22,913
	145,966	$0.29	08/27/2024	88,261
	40,000	$13.80	02/27/2025	-
	40,000	$15.95	04/17/2025	-
Eric Grinstead, Chief Commercial Officer(5)
-	133,353	$0.29	06/05/2019	133,353
	151,616	$0.29	06/05/2019	151,616

(1)	David Mott resigned as a director of the Company on February 27, 2018 and Jean-Francois Pariseau resigned as of July 5, 2018.
(2)	Includes 63,895 common shares held by Gren Trust, for which Dr. Heft serves as sole trustee.
(3)	Steve Forte joined the Company as Chief Financial Officer effective August 3.
(4)	Michael Singer resigned from his role as Chief Financial Officer effective August 9, 2018.
(5)	Eric Grinstead left his role as Chief Commercial Officer effective November 30, 2018.

See Item 6B for a description of arrangements pursuant to which employees may become involved in the capital of Clementia.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table and accompanying footnotes sets forth, as of December 31, 2018, information regarding beneficial ownership of our common shares by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common shares;
•	each of our executive officers;
•	each of our directors; and
•	all of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC, which generally attribute beneficial ownership of securities to persons who possess sole or shared voting or investment power with respect to those securities, including options and deferred share units that are currently exercisable or exercisable within 60 days of December 31, 2018. Common shares subject to options and deferred share units currently exercisable or exercisable within 60 days of December 31, 2018 are deemed to be outstanding for computing the percentage ownership of the person holding these options and/or deferred share units and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person.

Our calculation of the percentage of beneficial ownership is based on 40,318,772 shares, which represents the aggregate of all common shares issued and outstanding as at December 31, 2018 and shares issuable pursuant to outstanding stock options and deferred share units that are exercisable within 60 days of December 31, 2018. Beneficial ownership representing less than 1% is denoted with an asterisk (*).

Name of beneficial owner	Number of shares beneficially owned	% of shares beneficially owned
5% or greater shareholders
OrbiMed Private Investments IV, LP(1)	10,425,225	25.86%
BDC Capital Inc.(2)	5,497,211	13.63%
Baker Brothers Advisors LP(3)	3,724,445	9.24%
Wellington Management Group LLP(4)	2,725,480	6.76%
Entities Affiliated with New Enterprise Associates 15, L.P.(5)	2,706,283	6.71%
Janus Henderson Group PLC(6)	2,105,040	5.22%
Executive officers and directors
Clarissa Desjardins(7)	1,572,300	3.90%
Steve Forte(8)	-	-
Michael Singer(9)	120,009	*
Donna Roy Grogan(10)	308,519	*
Jeffrey Packman(11)	230,134	*
Eric Grinstead(12)	284,969	*

David P. Bonita(13)	33,461	*
Jean-François Pariseau(14)	-	-
David Mott(15)	-	-
Robert Heft(16)	157,272	*
Allan Mandelzys(17)	193,051	*
François Nader(18)	196,904	*
Pierre Legault(19)	22,223	*
Shawn Tomasello(20)	17,252	*
All executive officers and directors as a group (14 persons)	3,136,094	7.78%

(1)	Consists of 10,425,225 common shares. The mailing address of OrbiMed Private Investments IV, LP is 601 Lexington Avenue, 54th Floor, New York, NY 10022.
(2)	Consists of 5,497,211 common shares. The mailing address of BDC Capital Inc. is 5 Place Ville-Marie, Suite 300 Montreal, Québec H3B 5E7.
(3)	Consists of 3,724,445 common shares. The mailing address of Baker Brothers Advisors LP is 860 Washington Street, 3rd Floor, New York, NY, 10014.
(4)	Consists of 2,725,480 common shares. The mailing address of Wellington Management Group LLP, c/o Wellington Management Company LLP is 280 Congress Street, Boston MA 02210.
(5)	Consists of 2,706,283 common shares. The mailing address of New Enterprise Associates 15, IV, L.P is 1954 Greenspring Drive, Suite 600 Timonium, Maryland 21093.
(6)	Consists of 2,105,040 common shares. The mailing address of Janus Henderson Group PLC is 201 Bishopsgate, London CO, EC2M3AE.
(7)	Consists of 814,054 common shares and 758,246 shares issuable pursuant to outstanding stock options that are exercisable within 60 days of December 31, 2018. On February 19, 2019, Clarissa Desjardins received an equity-based award of 463,300 stock options at an exercise price of $14.67 per share under the 2017 Omnibus Plan. These stock options will expire 7 years after their initial grant and vest over a period of 4 years: 25% cliff vesting after one year with monthly vesting over the subsequent 36 months. These stock options have not been reflected in the above table as none were exercisable within 60 days of December 31, 2018.
(8)	Steve Forte joined the Company as Chief Financial Officer effective August 3. On July 12, 2018, Steve Forte received an equity an equity-based award of 225,000 stock options at an exercise price of $11.86 per share under the 2017 Omnibus Plan. These stock options will expire 7 years after their initial grant and vest over a period of 4 years: 25% cliff vesting after one year with monthly vesting over the subsequent 36 months. On February 19, 2019, Steve Forte received an equity-based award of 164,100 stock options at an exercise price of $14.67 per share under the 2017 Omnibus Plan. These stock options will expire 7 years after their initial grant and vest over a period of 4 years: 25% cliff vesting after one year with monthly vesting over the subsequent 36 months. These stock options have not been reflected in the above table as none were exercisable within 60 days of December 31, 2018.
(9)	Consists of 26,378 common shares and 93,631 shares issuable pursuant to outstanding stock options that are exercisable within 60 days of December 31, 2018. Michael Singer resigned from his role as Chief Financial Officer effective August 9, 2018.
(10)	Consists of 69,866 common shares and 238,653 shares issuable pursuant to outstanding stock options that are exercisable within 60 days of December 31, 2018. On February 19, 2019, Donna Grogan received an equity-based award of 104,500 stock options at an exercise price of $14.67 per share under the 2017 Omnibus Plan. These stock options will expire 7 years after their initial grant and vest over a period of 4 years: 25% cliff vesting after one year with monthly vesting over the subsequent 36 months. These stock options have not been reflected in the above table as none were exercisable within 60 days of December 31, 2018.
(11)	Consists of 104,685 common shares and 125,449 shares issuable pursuant to outstanding stock options that are exercisable within 60 days of December 31, 2018. On February 19, 2019, Jeffrey Packman received an equity-based award of 104,500 stock options at an exercise price of $13.80 per share under the 2017 Omnibus Plan. These stock options will expire 7 years after their initial grant and vest over a period of 4 years: 25% cliff vesting after one year with monthly vesting over the subsequent 36 months. These stock options have not been reflected in the above table as none were exercisable within 60 days of December 31, 2018.
(12)	Consists of 284,969 shares issuable pursuant to outstanding stock options that are exercisable within 60 days of December 31, 2018. Eric Grinstead left his role as Chief Commercial Officer effective November 30, 2018.
(13)	Consists of 33,461 shares issuable pursuant to outstanding stock options and deferred share units that are exercisable within 60 days of December 31, 2018.
(14)	Jean-Francois Pariseau resigned as a director of the Company on July 5, 2018.
(15)	David Mott resigned as a director of the Company on February 27, 2018.
(16)	Consists of 63,895 common shares held by Grent Trust, for which Dr. Heft serves as sole trustee and 93,377 shares issuable pursuant to outstanding stock options and deferred shares units that are exercisable within 60 days of December 31, 2018.
(17)	Consists of 58,751 common shares and 134,300 shares issuable pursuant to outstanding stock options and deferred share units that are exercisable within 60 days of December 31, 2018.
121

(18)	Consists of 103,329 common shares and 93,575 shares issuable pursuant to outstanding stock options and deferred share units that are exercisable within 60 days of December 31, 2018.
(19)	Consists of 22,223 shares issuable pursuant to outstanding stock options and deferred share units that are exercisable within 60 days of December 31, 2018. Pierre Legault was appointed to the board of directors of the Company in February 2018.
(20)	Consists of 17,252 shares issuable pursuant to outstanding stock options and deferred share units that are exercisable within 60 days of December 31, 2018. Shawn Tomasello was appointed to the board of directors of the Company in July 2018.

As at December 31, 2018, approximately 2% of our ordinary Common Shares are held in Canada, and there are 4 record holders of our Common Shares in Canada, 14 record holders in the United States and 1 record holders in Europe. All of our shareholders have equal voting rights.

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

We have not been party to any other material related party transaction in the years ended December 31, 2018 or 2017 or since and as at December 31, 2018, we do not have any loans outstanding with any officer, director or major shareholder other than amounts payable of $875,643 to named executive officers for accumulated vacation and bonus accruals as well as business expense reimbursements for named executive officers and directors.

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

	High	Low	Volume
Year Ended December 31, 2018
4th Quarter	$19.58	$9.07	8,174,476
3rd Quarter	$12.60	$8.46	6,030,900
2nd Quarter	$19.47	$13.16	4,432,112
1st Quarter	$19.02	$11.90	4,654,278
Year Ended December 31, 2017
4th Quarter	$20.02	$15.80	4,420,653
Period from August 2, 2017 to September 30, 2017	$17.71	$15.65	10,730,136

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

In the last three years, we have amended and restated our articles of incorporation three times to create new classes of shares (in March 2017 to create our Class C preferred shares), to reflect our 11.99-for-1 stock split, which was effected in July 2017, as well as to reflect the capital described below (August 2017).

Since January 1, 2016, we have issued and sold 2,540,653 common shares to our directors, officers and employees under our equity compensation plans; issued 841,410 Class C preferred shares in connection with our Class C financing; issued 9,191,000 common shares pursuant to our IPO and issued 6,095,000 common shares pursuant to our follow-on offering.

Our authorized share capital currently consists of an unlimited number of common shares, no par value per share, of which 38,108,193 is issued and outstanding as at March 28, 2019 and an unlimited number of preferred shares, issuable in series, no par value per share, none of which is issued and outstanding.

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

Options

During the year ended December 31, 2018, we granted 1,869,400 stock options under our 2017 Omnibus Plan.

As of March 28, 2019, we have granted to employees, officers, directors and consultants 3,237,204 options to purchase our common shares under our 2013 Stock Option Plan, of which 2,461,320 are outstanding. As of our IPO, all stock options are being granted under our 2017 Omnibus Plan. As of March 28, 2019, we have granted to employees, officers, directors and consultants 4,424,620 options to purchase common shares under our 2017 Omnibus Plan, of which 3,277,315 are outstanding.

Deferred Share Units

Under our 2017 Omnibus Plan, directors may elect to take all, none or a portion of their director compensation as DSUs. DSUs have no voting rights. There are no vesting requirements relating to DSUs. DSUs are settled when a director leaves the Company’s board of directors, in either cash or common shares issued from treasury, or purchased on the open market, at the Company’s option. As at March 28, 2019, there were 60,793 DSUs issued and outstanding.

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
126

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

1.	Employment agreements between the Company and its Named Executive Officers (see Item 6.B.).

2.	Amended and Restated Registration Rights Agreements between the Company and certain shareholders (see Item 10.B.), copies of which are included as Exhibit 4.2 to our Registration Statement on Form F-1 (file no. 333-219066) filed with the SEC on June 30, 2017.

3.	Indemnification Agreements between the Company and its directors and officers (see Item 10.B.), the Form of which is included as Exhibit 10.11 to our Registration Statement on Form F-1/A (file no. 333-219066) filed with the SEC on July 21, 2017, and is incorporated by reference herein.

4.	License agreement with F. Hoffmann-La Roche Ltd. and Hoffmann-La Roche Inc. dated January 4, 2013 (see Item 4.B.), a copy of which was included as Exhibit 10.1 to our Registration Statement on Form F-1 (file no. 333-219066) filed with the SEC on June 30, 2017, and incorporated by reference herein.

5.	Amendment No. 1 to License Agreement with F. Hoffmann-La Roche Ltd. And Hoffmann-La Roche Inc. dated July 30, 2018, a copy of which is included as Exhibit 10.5 and incorporated by reference herein.

6.	Exclusive license agreement with Thomas Jefferson University dated February 10, 2014 (see Item 4.B.), a copy of which was included as Exhibit 10.2 to our Registration Statement on Form F-1 (file no. 333-219066) filed with the SEC on June 30, 2017, and incorporated by reference herein.

7.	Exclusive license agreement with Yamaguchi University and Yamaguchi Technology Licensing Organization dated April 8, 2015 (see Item 4.B.), a copy of which was included as Exhibit 10.3 to our Registration Statement on Form F-1 (file no. 333-219066) filed with the SEC on June 30, 2017, and incorporated by reference herein.

8.	Exclusive license agreement with Galderma Research and Development SNC dated March 29, 2017 (see Item 4.B.), a copy of which was included as Exhibit 10.4 to our Registration Statement on Form F-1 (file no. 333-219066) filed with the SEC on June 30, 2017, and incorporated by reference herein.

9.	Amendment No. 1 to the Exclusive License Agreement with Galderma Research and Development DNC dated December 7, 2018, a copy of which is included as Exhibit 10.6 and incorporated by reference herein.

10.	Agreement of Sub-Sublease with Analysis Group LTD, dated December 10, 2018, a copy of which is included as Exhibit 10.17 and incorporated by reference herein.

11.	Office Lease Agreement with Hines Global Reit Riverside Center LLC dated February 13, 2019, a copy of which is included as Exhibit 10.18 and incorporated by reference herein.

D.	Exchange Controls

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

Although we believe we qualified as a CFC in prior taxable years, based on our current ownership structure, we do not believe that we are not currently a CFC for U.S. Federal income tax year ending December 31, 2018. However, our ownership includes U.S. Holders that are U.S. Shareholders for U.S. federal income tax purposes. Therefore, while we do not believe we are a CFC, it is possible that, in future, shareholders treated as U.S. Persons could acquire, directly or indirectly, enough shares to be treated as a U.S. Shareholder after application of the constructive ownership rules and, together with any other U.S. Shareholders of our Company, cause our Company to be treated as a CFC for U.S. federal income tax purposes. If we are classified as both a CFC and a PFIC (as discussed below), U.S. Holders that meet the definition of a U.S. Shareholder during the period in which we are a CFC generally will not also be subject to the PFIC rules during such period. A U.S. Holder who is a shareholder may be required to file Form 5471 (Information Return of U.S. Persons with Respect to Certain Foreign Corporations) with the IRS for one or more taxable years. This information return requires certain disclosures concerning the filing U.S. Shareholder, other U.S. Shareholders and us. The CFC rules are complex and may have a significant effect on U.S. Holders that are U.S. Shareholders. EACH PRIOR, CURRENT AND PROSPECTIVE U.S. HOLDER SHOULD CONSULT ITS TAX ADVISOR REGARDING ALL ASPECTS OF THE CFC RULES.

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

Based on certain estimates of our gross income and gross assets, our receipt and intended use of proceeds from our IPO, and the nature of our business, we believe that we qualified as a PFIC for our taxable year ended December 31, 2018. We can give no assurance that we will not continue to be a PFIC for the taxable year ended December 31, 2019.

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

Holders Not Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for the purposes of the application of the Canadian Tax Act, (i) is not, and is not deemed to be, resident in Canada for purposes of the Canadian Tax Act and (ii) does not use or hold, and is not deemed to use or hold, Common Stock in a business carried on in Canada (a Non-Canadian Holder). Special rules, which are not discussed in this summary, may apply to a Non-Canadian Holder that is an insurer carrying on an insurance business in Canada and elsewhere.

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

Dispositions

A Non-Canadian Holder will not be subject to tax under the Canadian Tax Act on any capital gain realized on a disposition or deemed disposition of Common Stock, unless the Common Stock are “taxable Canadian property” to the Non-Canadian Holder for purposes of the Canadian Tax Act and the Non-Canadian Holder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Non-Canadian Holder is resident.

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

We have two wholly-owned subsidiaries, Clementia Pharmaceuticals USA Inc., which is incorporated in the state of Delaware and Clementia Pharmaceuticals France SARL, which is incorporated in France.

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

Credit risk arises from cash, short-term investment, interest and other receivables. The Company holds its cash and short-term investments at Canadian and US chartered banks. The credit risk of cash, short-term investments and interest receivable from short-term investments is limited because the counter-parties are chartered banks with high credit ratings assigned by international credit rating agencies.

We are exposed to interest rate risk on our short-term investments. The objective of holding term deposits is to invest the Company’s excess cash resources in investment vehicles that provide a better rate of return compared to our interest-bearing operating bank accounts with limited risk to the principal amount invested. We intend to match the maturities of our term deposits with the cash requirements of our operating activities. We do not have in place any tools to manage our interest rate risk. We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to interest rates on our investments, owing to the relative short-term nature of the investments.

We are exposed to the financial risk related to fluctuations of foreign exchange rates. We incur a portion of our expenditures in Canadian dollars and in Euros. A change in the currency exchange rates between the U.S. dollar relative to the Canadian dollar or the Euro could have a significant effect on our results of operations, financial position or cash flows. We are exposed to currency risk through our cash, sales tax and other receivables and accounts payable and accrued liabilities denominated in Canadian dollars and Euros. We do not have in place any tools to manage our foreign exchange risk, other than keeping expected foreign currency cash requirements in the foreign currency to form a natural hedge. Based on our net exposures as at December 31, 2018, and assuming all other variables remain constant, a 10% depreciation or appreciation of the U.S. dollar against the Canadian dollar and the Euro would result in an increase/decrease of approximately $0.1 million on the Company’s results of operations.

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

Management assessed the effectiveness of the Company’s ICFR using the Committee of Sponsoring Organizations of the Treadway Commission framework in Internal Control – Integrated Framework of 2003 (COSO). Based on this assessment, our principal executive officer and principal financial officer concluded that, as of December 31, 2018, the Company’s ICFR was effective.

The design of any system of internal controls and procedures is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

Disclosure controls and procedures

As at December 31, 2018, an evaluation of the effectiveness of our disclosure controls and procedures (DCP) was carried out by our management under the supervision of and with the participation of the principle executive officer and principal financial officer. Based upon that evaluation, our principal executive officer and principal financial officer have concluded that as of the end of that period, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and (ii) accumulated and communicated to our Management, including our principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

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

Changes in ICFR

During the year ended December 31, 2018, there were no changes made to the Company’s ICFR that have materially affected or are reasonably likely to materially affect our ICFR or DCP.

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

Our Board has determined that each of the Audit Committee members, Pierre Legault, Dr. Allan Mandelzys and Dr. David P. Bonita, is a financial expert and each is independent pursuant to Rule 5605(d)(2) of the NASDAQ Capital Market and Rule 10A-3 of the Exchange Act.

Item 16B.	Code of Ethics

Our board of directors has adopted a Code of Business Conduct and Ethics applicable to all of our employees, executive officers and directors. A copy of this Code of Business Conduct and Ethics is available on our website at www.clementiapharma.com or, without charge, upon written request to Clementia Pharmaceuticals Inc., 1000 de la Gauchetière Street West, Suite 1200, Montreal, Quebec, Canada H3B 4W5, Attention: Investor Relations, telephone 1-514-940-1080 or via email at info@clementiapharma.com.

The Corporate Governance and Nominating Committee of our board of directors is responsible for overseeing the Code of Business Conduct and Ethics and must approve any waivers from the Code of Business Conduct and Ethics for employees, executive officers and directors. There were no amendments to our Code of Business Conduct and Ethics since its adoption. We did not grant any waivers to the provisions of our Code of Business Conduct and Ethics during the fiscal year ended December 31, 2018.

Item 16C.	Principal Accountant Fees and Services

KPMG LLP (KPMG) is our independent registered public accounting firm and is located in Montreal, Canada. Total fees billed to us for professional services provided by KPMG for the years ended December 31, 2018, 2017 and 2016 are as follows:

	2018	2017(1)	2016(1)
Audit fees	$262,270	$362,350	$151,465
Audit-related fees	-	-	-
Tax fees	$76,340	35,065	6,820
Other fees	-	-	-
	$338,610	$397,415	$158,285
(1)	Fees paid in Canadian dollars have been converted to US dollars for purposes of the table. For 2018, the US dollar per Canadian dollar exchange rate used for such conversion was $0.7719 ($0.7703 in 2017 and $0.7581 in 2016), which was the Company’s average exchange rate for the year ended December 31, 2018 (December 31, 2017 and 2016) based on Bloomberg Markets CADUSD:CUR spot exchange rates.

Audit fees consist of fees paid with respect to the audit of our consolidated annual financial statements, quarterly reviews and 20-F filing with the SEC, services in relation to the Company’s IPO, follow-on offering and ATM offering and any other professional services that are normally provided by KPMG in connection with statutory and regulatory filings or engagements.

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

Pre-Approval Policies and Procedures

The Audit Committee pre-approved all audit services to be provided to us by our independent auditors. The Audit Committee’s policy regarding the pre-approval of non-audit services to be provided to us by our independent auditors is that all such services shall be pre-approved by the Audit Committee or by the Chair of the Audit Committee, who must report all such pre-approvals to the Audit Committee at their next meeting following the granting thereof. Non-audit services that are prohibited to be provided to us by our independent auditors may not be pre-approved. In addition, prior to granting any pre-approval, the Audit Committee or the Chair, as the case may be, must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. In 2018, 2017 and 2016, no services described above were approved by the Audit Committee pursuant to the pre-approval requirement waiver provision set out in paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

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

Item 16H.	Mine Safety Disclosure

Not applicable.

Item 17.	Financial Statements

See Item 18 below.

Item 18.	Financial Statements

The financial statements appear on pages F-1 through F-38.

Item 19.	EXHIBITS

Exhibit No.		Description

3.1		Articles of Amendment of Clementia Pharmaceuticals Inc. (incorporated by reference to Exhibit 3.1 to our Registration Statement on Form F-1/A (file no. 333-219066) filed with the SEC on July 21, 2017).
3.2		Amended and Restated By-Law No. 1 of the Registrant (incorporated by reference to Exhibit 3.2 to our Registration Statement on Form F-1/A (file no. 333-219066) filed with the SEC on July 21, 2017).
4.2		Second Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form F-1 (file no. 333-219066) filed with the SEC on June 30, 2017).
10.1		License Agreement, by and among F. Hoffman-La Roche Ltd, Hoffman-La Roche Inc. and Clementia Pharmaceuticals Inc. dated January 4, 2013 (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (file no. 333-219066) filed with the SEC on June 30, 2017).
10.2		Exclusive License Agreement by and between Thomas Jefferson University and Clementia Pharmaceuticals Inc. dated February 10, 2014 (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (file no. 333-219066) filed with the SEC on June 30, 2017).
10.3		Exclusive License Agreement by and among Yamaguchi University, Yamaguchi Technology Licensing Organization and Clementia Pharmaceuticals Inc. dated April 8, 2015 (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 (file no. 333-219066) filed with the SEC on June 30, 2017).
10.4		Exclusive License Agreement by and between Galderma Research & Development SNC and Clementia Pharmaceuticals Inc. dated March 29, 2017 (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 (file no. 333-219066) filed with the SEC on June 30, 2017).
10.5	*	Amendment No. 1 to License Agreement with F. Hoffmann-La Roche Ltd. and Hoffmann-La Roche Inc. dated July 30, 2018.
10.6	*	Amendment No. 1 to the Exclusive License Agreement with Galderma Research and Development DNC dated December 7, 2018.
10.8		Third Amended and Restated Stock Option Plan (incorporated by reference to Exhibit 10.8 to our Registration Statement on Form F-1/A (file no. 333-219066) filed with the SEC on July 21, 2017).
10.9		2017 Omnibus Plan (incorporated by reference to Exhibit 10.9 to our Registration Statement on Form F-1/A (file no. 333-219066) filed with the SEC on July 21, 2017).
10.10		Employee Share Purchase Plan (incorporated by reference to Exhibit 10.10 to our Registration Statement on Form F-1/A (file no. 333-219066) filed with the SEC on July 21, 2017).
10.11		Form of Indemnification Agreement for Directors and Officers (incorporated by reference to Exhibit 10.11 to our Registration Statement on Form F-1/A (file no. 333-219066) filed with the SEC on July 21, 2017).
10.12	*	Third Amended and Restated Employment Agreement with Clarissa Desjardins.

10.13	*	Amended and Restated Employment Agreement with Steve Forte.
10.14	*	Amended and Restated Employment Agreement with Donna Grogan.
10.15	*	Amended and Restated Employment Agreement with Jeff Packman.
10.17	*	Agreement of Sub-Sublease with Analysis Group LTD, dated December 10, 2018.
10.18	*	Office Lease Agreement with Hines Global Reit Riverside Center LLC dated February 13, 2019.
12.1	*	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
12.2	*	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
13.1	*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
23.1	*	Consent of KPMG LLP.

____________

* Included herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on annual report Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 28, 2019

Clementia Pharmaceuticals Inc.

By:	/s/ Clarissa Desjardins	By:	/s/ Steve Forte

Name:	Clarissa Desjardins	Name:	Steve Forte
Title:	President and Chief Executive Officer	Title:	Chief Financial Officer

Clementia Pharmaceuticals Inc.

Consolidated Financial Statements

Years ended December 31, 2018, 2017 and 2016

KPMG LLP 600 de Maisonneuve Blvd. West Suite 1500, Tour KPMG Montréal (Québec) H3A 0A3 Canada	Telephone (514) 840-2100 Fax (514) 840-2187 Internet www.kpmg.ca

ReporT of INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Clementia Pharmaceuticals Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Clementia Pharmaceuticals Inc. (the Company) as of December 31, 2018 and 2017, the related consolidated statements of net loss and comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2018 and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the financial performance and its cash flows for each of the years in the three-year period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
("KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP*

We have served as the Company’s auditor since 2016.

March 28, 2019

Montréal, Canada

*CPA auditor, CA, public accountancy permit No. A125211

Clementia Pharmaceuticals Inc.

Consolidated Statements of Financial Position

As at (in US dollars)	Note	December 31, 2018	December 31, 2017
Assets
Current assets
Cash		$94,972,524	$36,230,343
Short-term investments	5	75,000,000	30,000,000
Interest receivable		564,584	575,499
Sales tax and other receivables		161,100	94,497
Income tax and tax credits receivable		1,034,808	977,901
Prepaid expenses		2,406,868	3,023,125
Total current assets		174,139,884	70,901,365

Non-current assets
Long-term investments	5	-	75,000,000
Long-term prepaid expenses		1,038,606	775,757
Property and equipment		8,186	33,084
Intangible assets	6	1,657,705	1,715,192
Total non-current assets		2,704,497	77,524,033

Total assets		$176,844,381	$148,425,398

Liabilities
Current liabilities
Accounts payable and accrued liabilities		$12,412,420	$6,718,666
Total liabilities		$12,412,420	$6,718,666

Equity
Common shares	8	$306,556,943	$230,659,692
Contributed surplus		7,613,658	2,659,348
Deficit		(149,738,640)	(91,612,308)
Total equity		$164,431,961	$141,706,732

Commitments and contingencies	14
Subsequent events	18

Total equity and liabilities		$176,844,381	$148,425,398

The accompanying notes are an integral part of these consolidated financial statements.

On behalf of the Board:

/s/ David Bonita, M.D.	/s/ Pierre Legault
Director	Director

Clementia Pharmaceuticals Inc.

Consolidated Statements of Changes in Equity

	Common shares		Contributed surplus	Deficit	Equity
(in US dollars)	Shares	$	$	$	$
December 31, 2015	2,351,347	272,391	324,052	(91,930,991)	(91,334,548)
Share-based compensation (note 9)	-	-	174,419	-	174,419
Net loss and comprehensive loss	-	-	-	(57,511,979)	(57,511,979)
December 31, 2016	2,351,347	272,391	498,471	(149,442,970)	(148,672,108)
Issuance of common shares upon public offering	9,191,000	137,865,000	-	-	137,865,000
Share issuance costs	-	(10,236,593)	-	-	(10,236,593)
Conversion of preferred shares (note 7)	20,076,224	102,707,268	-	-	102,707,268
Excess of carrying value of preferred shares and embedded derivatives liabilities, over the stated capital of the preferred shares (note 7)	-	-	173,285,855	-	173,285,855
Deficit reduction (note 7)	-	-	(173,285,855)	173,285,855	-
Exercise of stock options	99,013	51,626	(20,038)	-	31,588
Share-based compensation (note 9)	-	-	2,180,915	-	2,180,915
Net loss and comprehensive loss	-	-	-	(115,455,193)	(115,455,193)
December 31, 2017	31,717,584	230,659,692	2,659,348	(91,612,308)	141,706,732
Issuance of common shares upon follow-on offering	6,095,000	80,758,750			80,758,750
Share issuance costs	-	(5,172,599)			(5,172,599)
Exercise of stock options	51,484	311,100	(115,384)		195,716
Share-based compensation (note 9)	-	-	5,069,694		5,069,694
Net loss and comprehensive loss	-	-		(58,126,332)	(58,126,332)
December 31, 2018	37,864,068	306,556,943	7,613,658	(149,738,640)	164,431,961

The accompanying notes are an integral part of these consolidated financial statements.

Clementia Pharmaceuticals Inc.

Consolidated Statements of Net Loss and Comprehensive Loss

		Year ended	Year ended	Year ended
		December 31,	December 31,	December 31,
(in US dollars)	Note	2018	2017	2016

Expenses

Research and development expenses		$43,903,393	$27,405,648	$16,851,974
Tax credits		(1,038,712)	(1,237,028)	(139,212)
		42,864,681	26,168,620	16,712,762

General and administrative expenses		16,491,989	9,287,036	3,405,615

Interest income		(2,357,593)	(1,082,030)	(398,559)
Financial expenses	13	161,404	80,437,802	37,645,707

Net loss before income taxes		57,160,481	114,811,428	57,365,525

Income tax expense	11	965,851	643,765	146,454

Net loss and comprehensive loss		$(58,126,332)	$(115,455,193)	$(57,511,979)

Basic and diluted loss per share		$(1.78)	$(7.93)	$(24.46)

Weighted average number of outstanding basic and diluted shares		32,714,234	14,560,482	2,351,347

The accompanying notes are an integral part of these consolidated financial statements.

Clementia Pharmaceuticals Inc.

Consolidated Statements of Cash Flows

(in US dollars)	Note	Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016
Operating activities
Net loss		$(58,126,332)	$(115,455,193)	$(57,511,979)
Adjusting items
Interest income recognized in net loss		(2,357,593)	(1,082,030)	(398,559)
Depreciation of property and equipment		18,808	25,297	35,055
Amortization of intangible assets	6	193,472	179,392	137,526
Loss on write-off of property and equipment		10,510	-	-
Transaction costs recognized in net loss		-	35,175	-
Embedded derivative loss recognized in net loss	7	-	77,902,663	33,982,042
Accretion of preferred shares	7	-	2,479,162	3,742,178
Share-based compensation	9	5,069,694	2,180,915	174,419
Net foreign exchange loss (gain)		127,909	(40,913)	(82,589)
Income tax expense recognized in net loss	11	965,851	643,765	146,454
Income taxes received (paid)		15,954	(392,620)	(98,218)
Tax credit		(601,227)	(330,000)	-
Net changes in working capital
Sales tax and other receivables		(78,909)	3,641	(48,207)
Income tax and tax credits receivable		(437,485)	(761,999)	238,690
Prepaid expenses		353,408	(3,146,724)	350,129
Accounts payable and accrued liabilities		5,701,228	2,193,009	504,976
Net operating cash flows		(49,144,712)	(35,566,460)	(18,828,083)
Investing activities
Interest income received		2,368,508	814,110	95,526
Acquisition of short-term investments		(25,000,000)	(134,000,000)	(40,000,000)
Maturity of short-term investments		55,000,000	59,000,000	10,000,000
Acquisition of property and equipment		(4,420)	(20,218)	(27,918)
Acquisition of intangible assets	6	(135,985)	(1,000,000)	-
Net investing cash flows		32,228,103	(75,206,108)	(29,932,392)
Financing activities
Issuance of common shares	8	195,716	31,588	-
Proceeds of public offering	8	80,758,750	137,865,000	-
Issuance costs – public offering	8	(5,172,599)	(10,236,593)	-
Issuance of Preferred Shares	7	-	10,000,080	-
Issuance costs – Preferred Shares	7	-	(129,520)	-
Net financing cash flows		75,781,867	137,530,555	-
Net increase (decrease) in cash		58,865,258	26,757,987	(48,760,475)
Cash, beginning of year		36,230,343	9,434,495	58,106,885
Effect of exchange rate fluctuations on cash held		(123,077)	37,861	88,085
Cash, end of year		$94,972,524	$36,230,343	$9,434,495

The accompanying notes are an integral part of these consolidated financial statements.

Clementia Pharmaceuticals Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2018, 2017 and 2016 (in US dollars)

1.	General information

Clementia Pharmaceuticals Inc. (the Company or Clementia) is a clinical stage biopharmaceutical company innovating new treatments for people with ultra-rare bone disorders and other diseases. The Company’s lead product candidate, palovarotene, is an oral small molecule that has shown potent activity in preventing abnormal new bone formation as well as fibrosis in a variety of tissues. The Company is developing palovarotene for the treatment of Fibrodysplasia Ossificans Progressiva (FOP), Multiple Osteochondromas (MO) and other diseases. The Company intends to file a New Drug Application (NDA) for palovarotene for the treatment of FOP in the second half of 2019.

On February 24, 2019, the Company entered into an agreement (the Arrangement Agreement) with Ipsen S.A. (Ipsen), a global specialty-driven biopharmaceutical group organized under the laws of France and listed in Paris (Euronext: IPN), and a wholly-owned subsidiary of Ipsen (the Purchaser, and together with Ipsen, the Purchaser Parties), pursuant to which Ipsen would acquire, through the Purchaser, all outstanding shares of Clementia for a purchase price of US$25.00 per share in cash upfront, plus a contingent value right (CVR) of US$6.00 per share related to the multiple osteochondroma indication for a total transaction value of up to US$1.31 billion (Plan of Arrangement). Completion of the transaction is anticipated to occur in the second quarter of 2019, subject to satisfaction or waiver of all closing conditions (see Note 18). As of the date of these financial statements, the arrangement (the Arrangement) contemplated in the Arrangement Agreement has not yet been approved or completed.

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

In October 2018, the Company completed a follow-on offering and issued 6,095,000 common shares at $13.25 per share, for total gross proceeds of $80,758,750.

In October 2018, the Company also filed an At-The-Market (ATM) offering prospectus for $40,000,000 of additional common shares for a period of 24 months. The ATM permits the Company to sell common shares having an aggregate offering price of up to $40,000,000 from time to time at prevailing market prices. The underwriters’ commission will be 3% of the amount of funds raised. There were no draws on this ATM offering prospectus as at the date the financial statements were authorized for issuance.

Clementia is a development stage company and has not generated any product revenues to date. The Company has incurred net losses in each year since its inception. Net losses were $58,126,332, $115,455,193, and $57,511,979 for the years ended December 31, 2018, 2017 and 2016, respectively, resulting primarily from non-cash finance charges incurred in connection with the accounting of our preferred shares and embedded derivatives for 2017 and 2016, as well as costs incurred in connection with research and development activities and general and administrative costs associated with operations.

As of December 31, 2018, the Company had an accumulated deficit of $149,738,640. In August 2017, all outstanding Class A, B and C redeemable preferred shares were converted on a one-for-one basis into common shares of the Company. In connection therewith, the Company eliminated the $173,285,855 contributed surplus created by the conversion of the preferred shares into common shares, an amount equal to the excess of the carrying value of the preferred share liabilities and embedded derivatives liabilities immediately prior to the conversion over the amount that was accounted for as share capital, being the stated capital of the preferred shares, and reduced its deficit in the third quarter of 2017 by a corresponding amount of $173,285,855.

Clementia Pharmaceuticals Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2018, 2017 and 2016 (in US dollars)

Operating activities used $49,144,712, $35,566,460, and $18,828,083 in cash for the years ended December 31, 2018, 2017 and 2016, respectively.

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

We do not expect to generate revenue from product sales unless and until we successfully complete development and obtain regulatory approval for palovarotene or any other product candidate, which we expect would occur no earlier than in the second half of 2020 and is subject to significant uncertainty. If we obtain regulatory approval for any of our product candidates, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing, and distribution. As a result, we may need additional financing to support our continuing operations.

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

Clementia is incorporated under the laws of Canada. The address of the Company’s registered head office is 1000 De La Gauchetière Street West, Suite 1200, Montréal, Québec, Canada, H3B 4W5.

The consolidated financial statements of the Company as at December 31, 2018 and 2017, and for the years ended December 31, 2018, 2017 and 2016 were approved by the board of directors of the Company and authorized for issue on March 28, 2019.

2.	Significant accounting policies

a.	Statement of compliance and basis of preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Clementia Pharmaceuticals Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2018, 2017 and 2016 (in US dollars)

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

During the year ended December 31, 2018, the Company corrected an immaterial error that resulted in a reclassification from current prepaid expenses to long-term prepaid expenses of $775,757 as at December 31, 2017.

b.	Basis of consolidation

These consolidated financial statements include the accounts of the Company and those of its wholly-owned subsidiaries, Clementia Pharmaceuticals USA Inc. and Clementia Pharmaceuticals France SARL, together, the “Group”. Clementia Pharmaceuticals USA Inc. is an entity incorporated in the state of Delaware, with a registered office in Newton, Massachusetts, United States. Clementia Pharmaceuticals France SARL is an entity incorporated in France, with a registered office in Paris, France.

Subsidiaries are fully consolidated from the date of creation or acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date that such control ceases. Control is achieved when the Company has the power over the investee; is exposed or has the rights to variable returns from its involvement with the investee; and has the ability to use its power to affect its return. The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed beforehand.

Clementia Pharmaceuticals Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2018, 2017 and 2016 (in US dollars)

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

Years ended December 31, 2018, 2017 and 2016 (in US dollars)

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

Intangible assets with finite useful lives that are acquired separately or developed externally are carried at cost less accumulated amortization and accumulated impairment losses, if any. Amortization is recognized on a straight-line basis over their estimated useful lives ranging from 5 years for software and from 9 to 20 years for in-licensed patents. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. All intangible assets have been purchased from or developed by third parties and have not been internally generated.

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

Years ended December 31, 2018, 2017 and 2016 (in US dollars)

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

The Company recognizes the compensation cost of share-based payments using a graded vesting method where each installment that vests is treated as its own award and each installment is measured and recognized separately. The fair value determined at the grant date for each tranche of the equity-settled share-based payments is expensed over its vesting period on a straight-line basis, based on the Company’s estimate of equity instruments that will eventually vest, with a corresponding increase in contributed surplus.

Clementia Pharmaceuticals Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2018, 2017 and 2016 (in US dollars)

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

Years ended December 31, 2018, 2017 and 2016 (in US dollars)

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

Financial instruments are classified into the following specified categories: amortised cost or fair value through other comprehensive income (FVOCI) or fair value through profit or loss (FVTPL). The classification depends on the cash flow characteristics of the financial instrument and the business model and is determined at the time of initial recognition. The Company’s financial instruments have been classified as follows:

Clementia Pharmaceuticals Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2018, 2017 and 2016 (in US dollars)

Financial instrument	Classification of financial assets and financial liabilities
Cash	Amortized cost
Short and long-term investments	Amortized cost
Interest and other receivables	Amortized cost
Accounts payable and accrued liabilities	Amortized cost
Preferred shares	Amortized cost
Embedded derivatives	FVTPL

For financial assets measured at amortized cost, the impairment model reflects expected credit losses. The Company recognizes, if any, loss allowances for expected credit losses and changes in those expected credit losses. At each reporting date, financial assets carried at amortized cost are assessed to determine whether they are credit-impaired. A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred. Loss allowances for financial assets measured at amortized cost, if any, are deducted from the gross carrying amount of the assets. The gross carrying amount of a financial asset is written off to the extent that there is no realistic prospect of recovery.

Financial liabilities other than those at FVTPL are initially recognized at fair value, net of directly attributable transaction costs, and subsequently measured at amortized cost using the effective interest method. A financial liability is derecognized when the obligation underlying the liability is discharged or cancelled or expires.

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

Years ended December 31, 2018, 2017 and 2016 (in US dollars)

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

Effective interest method

The effective interest method is a method of calculating the amortized cost of a debt instrument and of allocating interest over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including transaction costs and other premiums or discounts) through the expected term of the debt instrument, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

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

Clementia Pharmaceuticals Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2018, 2017 and 2016 (in US dollars)

r.	Leases

The Company’s leases are operating leases. The leased assets are not recognized in the Company’s consolidated statements of financial position as the Company did not substantially assume all risks and rewards of ownership of the leased assets. Operating lease payments are recognized as an expense on a straight-line basis over the lease term.

In the event that lease incentives were received to enter into operating leases, such incentives are recognised as a liability. The aggregate benefit of incentives has been recognized as a reduction of rental expense on a straight-line basis.

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

Balances and transactions that are subject to a high degree of estimation are the estimation of accrued expenses, the valuation of the embedded derivatives of the preferred shares and the estimation of share-based compensation.

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

Years ended December 31, 2018, 2017 and 2016 (in US dollars)

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

Years ended December 31, 2018, 2017 and 2016 (in US dollars)

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

Years ended December 31, 2018, 2017 and 2016 (in US dollars)

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

c.	Estimation of share-based compensation expenses

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

The Black-Scholes model requires the input of highly subjective assumptions, which affect the calculated values. The most subjective assumptions are the expected volatility of the Company’s stock and the expected life of the award. Other assumptions include the risk-free interest rate and expected dividends. The assumptions used represent the Company’s best estimates at the time of grant.

The expected volatility reflects the assumption that the volatility used in estimated the fair value of share-based compensation is indicative of future trends, which may not necessarily be the actual outcome. Due to the limited historical trading of the Company’s common shares and a lack of company implied volatility data, the Company has based its estimate of expected volatility on the weighting of historical volatility of a group of similar companies that are publicly traded and the volatility of its share price for the period for which the Company has been listed. For these analyses, companies selected had comparable characteristics to the Company, including risk profiles, orphan drugs within their portfolios and position within the industry. This process will continue to be applied until a sufficient amount of historical information regarding the volatility of the Company’s own stock price becomes available. Prior to the year ended December 31, 2018, the Company only used the historical volatility of a group of similar companies that are publicly traded.

The expected life of the options reflects the assumption that the expected life of the options used in estimating the fair value of share-based compensation is indicative of future exercise patterns that may occur which may not necessarily be the actual outcome. The Company has limited historical exercise patterns on which to base this estimate.

Clementia Pharmaceuticals Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2018, 2017 and 2016 (in US dollars)

The risk-free interest rates for periods within the expected life of the option are based on the U.S. Department of Treasury daily treasury yield curve rates in effect at grant date for time periods approximately equal to the expected life of the option.

The expected dividend yield has been estimated at nil as the Company has never paid cash dividends and does not expect to do so in the foreseeable future.

The Company also has to assess, at each reporting date, whether the achievement of the applicable milestone in performance awards is probable of achievement, which requires management judgement. If it is assessed as probable, compensation expense is recorded to the extent the award has vested and if it is assessed as not probable, no compensation expense is recorded.

4.	Recently adopted and future changes in accounting policies

On January 1, 2018, the Company adopted Financial Instruments (IFRS 9), which replaces the requirements in IAS 39, Financial Instruments, Recognition and Measurement for classification and measurement of financial assets and liabilities. IFRS 9 introduces a single classification and measurement approach for financial instruments, which is driven by cash flow characteristics and the business model in which an asset is held. This single, principle-based approach replaces existing rule-based requirements and results in a single impairment model being applied to all financial instruments. IFRS 9 also modifies the hedge accounting model to incorporate the risk management practices of an entity. Additional disclosures are also required under the new standards. The expected credit loss related to the Company’s financial assets is not considered material because the Company’s principal financial assets are cash and investments (note 5) which do not have material expected credit losses due to the counterparty Canadian and U.S. chartered banks that have high credit ratings and low default rates.

The IASB has also issued new standards that are not effective for the year ended December 31, 2018, and although early adoption is permitted, they have not been applied in these consolidated financial statements.

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

The Company will recognize a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove underlying assets or to restore the underlying asset, less any lease incentives received. The right-of-use asset is subsequently depreciated using the straight-line method over the term of the lease.

Clementia Pharmaceuticals Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2018, 2017 and 2016 (in US dollars)

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, typically discounted using the Company’s estimated incremental borrowing rate. The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in rate or index. When the lease liability is remeasured this way, a corresponding adjustment is generally made to the carrying amount of the right-of-use asset.

The Company had non-cancellable operating lease commitments with regards to two operating leases for its head office in Montreal expiring in 2020 and additional office space in Newton expiring in 2019. The Company has terminated its head office lease expiring in 2020 and entered into a new lease for head office space in Montreal effective January 2019 and expiring October 2023. The Company has also entered into a new lease for office space in Newton with an expected effective date of May 2019 and expected expiry of June 2024. The Company has adopted the requirements of IFRS 16 effective January 1, 2019, using a modified retrospective approach and therefore, comparative information will not be restated and will continue to be reported under IAS 17. The Company has also applied the short-term lease practical expedient to its existing leases to not recognize a right-of-use asset or lease liability for its existing leases as these were either terminated or have a lease term ending within 12 months of the date of application. Because the Company only had short-term leases at December 31, 2018, there was no cumulative effect on retained earnings on January 1, 2019. The Company will recognize right-of-use assets and lease liabilities for its new lease commitments effective 2019, but has not yet finalized its analysis. In addition, the nature of expenses related to these new leases will now change as IFRS 16 replaces the straight-line operating lease expense with a depreciation charge for right-of-use assets and interest expense on lease liabilities.

5.	Investments

Term deposits, bearing interest at rates varying between 1.71% and 1.88% and maturing on various dates up to October 1, 2019, were classified as follows.

	December 31, 2018	December 31, 2017	December 31, 2016

Short-term investments	$75,000,000	$30,000,000	$30,000,000
Long-term investments	-	$75,000,000	-

	$75,000,000	$105,000,000	$30,000,000

The objective for holding term deposits is to invest the Company’s excess cash resources in investment vehicles that provide a better rate of return compared to the Company’s interest-bearing operating bank accounts with limited risk to the principal amount invested. The Company intends to match the maturities of its term deposits with the cash requirements of the Company’s operating activities.

Clementia Pharmaceuticals Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2018, 2017 and 2016 (in US dollars)

6.	Intangible assets

	2018	2017	2016
Cost:
Opening balance as at January 1,	2,388,399	1,388,399	1,388,399
Additions	135,985	1,000,000	-
Closing balance as at December 31,	2,524,384	2,388,399	1,388,399

Accumulated amortization:
Opening balance as at January 1,	673,207	493,815	356,289
Amortization	193,472	179,392	137,526
Closing balance as at December 31,	866,679	673,207	493,815

Net book value as at December 31,	1,657,705	1,715,192	894,584

Intangible assets are comprised of licensing agreements and external software development costs.

On March 29, 2017 the Company entered into an exclusive licensing agreement with Galderma Research & Development SNC (Galderma) to obtain access to retinoic acid receptor gamma agonist compounds and was granted exclusive rights to use these in non-dermatological indications. In accordance with this agreement, the Company paid a one-time license fee of $1 million, which was recorded as an intangible asset, and is committed to making certain future payments based on successful achievement of specific development and commercialisation milestones related to the licensed Galderma compounds (see note 14).

During the year ended December 31, 2018, the Company recorded $135,985 of external software development costs as an intangible asset.

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

Years ended December 31, 2018, 2017 and 2016 (in US dollars)

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

As at December 31, 2018, there were no Class A redeemable convertible preferred shares issued and outstanding (nil at December 31, 2017, and 13,409,796 as at December 31, 2016 at a price of $2.44 per share), no Class B redeemable convertible preferred shares issued and outstanding (nil at December 31, 2017 and 5,825,018 as at December 31, 2016 at a price of $10.30 per share) and no Class C redeemable convertible preferred shares issued and outstanding (nil as at December 31, 2017 and 2016).

Clementia Pharmaceuticals Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2018, 2017 and 2016 (in US dollars)

Changes in preferred shares and embedded derivatives for the years ended December 31, 2017 and 2016 were as follows:

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

Years ended December 31, 2018, 2017 and 2016 (in US dollars)

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

The fair value of the embedded derivative conversion options were estimated at inception and on a recurring basis using the Monte Carlo simulation model or PWERM methodology with the following key assumptions, including a nil dividend yield:

	August 2017			2017 (inception)			December 31, 2016
	Class A	Class B	Class C	Class C			Class A	Class B	Class C
Fair value of embedded derivative per share	$12.56	$4.70	$3.12		$3.23		$6.22	$5.92	-
PWERM assumptions:
Range of exit multiples	-	-	-	3.4	-	4.1	-	-	-
Time to exit (in years)	-	-	-		0.50		-	-	-
Monte Carlo assumptions:
Starting equity value (in millions of $)	-	-	-		$298.1		$249.6	$249.6	-
Volatility	-	-	-		74%		68%	68%	-
Weighted average time to exit (in years)	-	-	-		0.75		0.85	0.85	-

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

Clementia Pharmaceuticals Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2018, 2017 and 2016 (in US dollars)

In August 2017, immediately prior to its qualifying IPO, all outstanding Class A, B and C redeemable convertible preferred shares were converted on a one-for-one basis into 20,076,224 common shares of the Company (see note 7).

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

In October 2018, the Company completed a follow-on offering and issued 6,095,000 common shares at $13.25 per share, including the underwriters’ over-allotment option, for total gross proceeds of $80,758,750. Financing costs, consisting of legal and other advisory costs in the amount of $327,074 and underwriter fees of $4,845,525 are reflected in share capital as a reduction of the follow-on offering proceeds.

In October 2018, the Company also filed an At-The-Market (ATM) offering prospectus for $40,000,000 of additional common shares for a period of 24 months. This ATM permits the Company to sell common shares having an aggregate offering price of up to $40,000,000 from time to time at prevailing market prices. The underwriters’ commission will be 3% of the amount of funds raised. There were no draws on this ATM offering prospectus as at the date these consolidated financial statements were authorized for issuance.

9.	Share-based payments

Under the Company’s Employee Stock Option Plan (ESOP), the Company could grant to its directors, management and employees non-transferrable stock options for the purchase of common shares. Up until completion of the IPO, the maximum number of common shares that were available for issuance under the ESOP was limited to 3,786,886, of which 2,720,709 remain issued and outstanding as at December 31, 2018 (2,997,836 as at December 31, 2017 and 2,453,586 as at December 31, 2016).

Upon completion of its IPO, the Company adopted the 2017 Omnibus Plan (Omnibus) under which all future equity-based awards are now granted. Employees, directors and consultants are eligible to participate in the Omnibus. The maximum number of common shares available for issuance under the Omnibus was limited to 3,659,308 as at December 31, 2018. This number will automatically increase by an annual amount to be added on the first day of each year, beginning January 1, 2018 and continuing until, and including, the year ending December 31, 2027, equal to the lower of 4% of the number of common shares outstanding as of December 31 of the prior calendar year and an amount determined by the Company’s board of directors. The annual amount added on January 1, 2019 was established at 4% of the common shares outstanding at December 31, 2018, or 1,514,563, thus bringing the maximum number of common shares available for issuance under the Omnibus to 5,173,871 as of January 1, 2019.

Clementia Pharmaceuticals Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2018, 2017 and 2016 (in US dollars)

The Omnibus provides for awards of stock options, stock appreciation rights, unrestricted stock, stock units (including restricted stock units), performance awards, deferred share units, elective deferred share units and other awards convertible into or otherwise based on the Company’s common shares. As at December 31, 2018, there were 1,673,065 stock options outstanding under the Omnibus (27,990 as at December 31, 2017 and nil as at December 31, 2016).

The Omnibus is substantially consistent with the ESOP as it pertains to stock options. Stock options granted under the ESOP expire 10 years after their initial grant date and those granted under the Omnibus expire 7 years after their initial grant date. Time-based stock options under either plan generally vest over a period of 4 years: 25% cliff vesting after one year with monthly vesting over the subsequent 36 months. Outstanding performance-based stock options vest in part upon achievement of a milestone event and in part over a time period subsequent to the achievement of the milestone event.

The exercise price for stock option grants is determined at the date of grant by the Company’s board of directors and cannot be less than the fair value of the Company’s common shares. This fair value was previously established by various valuation analyses prior to the Company’s IPO and will now be based on the Company’s stock’s closing price on the day prior to option grant.

Changes in the number of stock options outstanding are as follows:

	December 31, 2018		December 31, 2017		December 31, 2016
	Options	Weighted average exercise price	Options	Weighted average exercise price	Options	Weighted average exercise price
Balance at beginning of year	3,025,826	$2.61	2,453,586	$0.44	2,462,914	$0.44
Issued during the year	1,869,400	$14.16	671,253	$10.22	-	-
Exercised during the year	(51,484)	$3.80	(99,013)	$0.32	-	-
Forfeited during the year	(449,968)	$10.13	-	-	(9,328)	$0.69
Balance at end of period	4,393,774	$6.74	3,025,826	$2.61	2,453,586	$0.44

Clementia Pharmaceuticals Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2018, 2017 and 2016 (in US dollars)

The following table summarizes the information related to outstanding stock options as at December 31, 2018.

	Outstanding stock options			Exercisable stock options
Range of exercise prices	Number of stock options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of exercisable stock options	Weighted average exercise price
$0.29 - $0.69	2,182,548	5.3	$0.34	1,965,049	$0.34
$4.81	35,704	6.9	$4.81	25,125	$4.81
$8.61 - $9.58	35,000	6.6	$8.75	-	-
$9.70 - $10.04	502,457	8.3	$9.97	263,723	$9.97
$11.86 - $12.28	258,980	6.5	$11.90	3,331	$12.28
$13.40 - $14.38	866,720	6.3	13.76	12,655	$13.61
$15.95 - $16.50	405,365	6.3	$15.97	8,913	$16.39
$17.00 - $18.98	107,000	6.3	$17.77	-	-
	4,393,774	6.0	$6.74	2,278,796	$1.66

During the year ended December 31, 2018, the Company recorded a stock-based compensation expense of $4,800,597 ($2,180,915 in 2017 and $174,419 in 2016) of which $3,354,609 ($1,495,174 in 2017 and $64,998 in 2016) was recorded in general and administrative expenses and $1,445,988 ($685,741 in 2017 and $109,421 in 2016) in research and development expenses.

As at December 31, 2018, the Company had approximately $6.1 million of total unrecognized stock-based compensation expense, net of related forfeiture estimates, which is expected to be recognized over a weighted-average remaining vesting period of approximately 1.4 years.

As at December 31, 2018, there were 404,250 performance-based stock options outstanding for which no share-based compensation expense was recorded. The Company had approximately $3.7 million of unrecognized share-based compensation expenses related to these. Subsequent to December 31, 2018, the Company’s board of directors approved a modification to the milestone associated with these performance options, with all other terms remaining the same. Based on this modification, management has revised its assessment of achieving the milestone as being probable and expects to record cumulative share-based compensation expense related to these options in the first quarter of 2019 and thereafter until the awards are vested.

Clementia Pharmaceuticals Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2018, 2017 and 2016 (in US dollars)

The fair value of the stock options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2018	2017	2016
Grant (number of stock options)	1,869,400	671,253	-
Weighted average fair value of stock options	$8.38	$6.80	-
Weighted average exercise price	$14.16	$10.22	-
Weighted average assumptions:
Share price	$14.16	$10.22	-
Risk-free interest rate	2.68%	1.96%	-
Expected dividend yield	-	-	-
Volatility factor	74.86%	77.13%	-
Expected life (in years)	4.40	5.85	-

Deferred share units (DSUs)

Under the Company’s Omnibus, directors may elect to take all, none or a portion of their director compensation as DSUs. DSUs have no voting rights, but accrue dividends, if any, as additional DSUs at the same rate as dividends are paid on the Company’s shares. There are no vesting requirements relating to DSUs. DSUs are settled when a director leaves the Company’s board of directors, in either cash or the Company’s common shares issued from treasury or purchased on the open market, at the Company’s option. DSUs issued were treated as equity-settled DSUs, due to the Company’s current intent to settle outstanding DSUs in shares, whereby the fair value of services received is credited against contributed surplus, with the corresponding share-based compensation being recorded under general and administrative expenses. DSUs are not remeasured subsequent to grant date.

During the year ended December 31, 2018, the Company granted 21,568 DSUs to directors in lieu of payment of their board fees at an average grant date fair value of $12.47, based on the closing price of the Company’s shares, and recognized an expense of $269,097 in general and administrative expenses for the year ended December 31, 2018 (nil for the years ended December 31, 2017 and 2016).

10.	Loss per share

For the years ended December 31, 2018, 2017 and 2016, diluted loss per share is the same as basic loss per share as the effect of stock options and preferred shares would have been anti-dilutive.

Clementia Pharmaceuticals Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2018, 2017 and 2016 (in US dollars)

11.	Income taxes

The effective tax rate on the Company’s net loss differs from the expected amount that would arise using the statutory income tax rates. A reconciliation of the difference is as follows:

	2018	2017	2016
Loss before income taxes	$(57,160,481)	$(114,811,428))	$(57,365,525)
Statutory income tax rate	26.7%	26.8%	26.9%
Computed income tax recovery	(15,261,848)	(30,769,463)	(15,431,326)

Adjustment in income taxes resulting from:
Unrecorded potential tax benefits	14,420,791	9,434,421	5,165,985
Decrease in deferred tax assets resulting from a reduction in tax rate	108,306	106,805	217,675
Income taxable at a different foreign tax rate	34,550	115,247	43,494
Accounting charges not deducted for tax and other	1,664,052	21,756,755	10,150,626
Current income tax expense	$965,851	$643,765	$146,454

The Company’s applicable statutory tax rate is the Canadian combined rate applicable in the jurisdictions in which the Company operates. The Company’s statutory income tax rate decreased from 26.8% to 26.7% as a result of a provincial decrease in income tax rates from 2017 to 2018 and from 26.9% to 26.8% from 2016 to 2017.

The income tax effect of temporary differences that give rise to net deferred tax assets and deferred tax liabilities is presented below.

	2018	2017	2016
Deferred tax assets
Net operating loss carryforwards	$35,883,150	$21,923,593	$12,938,264
Unused research and development expenditures	2,766,408	1,807,596	1,178,910
Financing costs	1,896,242	2,470,787	17,201
Costs relating to patents and others	119,314	139,380	118,564
Property and equipment	442,866	258,423	174,725
	41,107,980	26,599,779	14,427,664
Deferred tax liabilities
Property and equipment	-	-	(3,209)
Net deferred income tax assets	41,107,980	26,599,779	14,424,455
Unrecorded deferred income tax assets	(41,107,980)	(26,599,779)	(14,424,455)
	$-	$-	$-

Clementia Pharmaceuticals Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2018, 2017 and 2016 (in US dollars)

As at December 31, 2018, the Company had the following loss carryforwards and unclaimed deductions and credits available for carryforward. Investment tax credits, orphan drug tax credits, loss carryforwards and scientific research and experimental development expenditure amounts are based on management estimates and are subject to verification by taxation authorities. Accordingly, these amounts may vary significantly.

	Provincial	Federal
Research and development expenditures, without time limitation	$11,322,445	$9,762,179

Losses carried forward, expiring
2029	$39,492	$39,508
2030	153,102	153,353
2031	88,677	89,381
2032	77,368	92,095
2033	2,631,911	2,722,029
2034	7,902,544	8,103,485
2035	18,705,985	18,980,654
2036	18,711,295	19,046,349
2037	33,829,690	33,978,229
2038	52,370,269	52,905,565
	$134,510,333	$136,110,648

Unused tax credits, expiring
2033		$76,818
2034		260,594
2035		203,856
2036		154,272
2037		354,563
2038		654,025
		$1,704,128

Clementia Pharmaceuticals Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2018, 2017 and 2016 (in US dollars)

US Federal
Orphan drug tax credits, expiring
2037	$900,109
2038	3,075,708
$3,975,817

State
Massachusetts R&D tax credits, expiring
2038	$1,080,814

12.	Additional information on the consolidated statements of net loss and comprehensive loss

	2018	2017	2016
Included in research and development expenses:
Employee benefits expense	6,530,389	$4,475,640	$2,352,591
Depreciation of property and equipment	11,602	$16,879	$20,544
Rent expense	466,604	$444,427	$360,565
Included in general and administrative expenses:
Employee benefits expense	6,950,520	$3,759,584	$1,677,808
Depreciation of property and equipment	7,206	$8,418	$14,511
Amortization of intangible assets	193,472	$179,392	$137,526
Rent expense	182,804	$120,261	$132,110

13.	Financial expenses

	2018	2017	2016

Transaction costs – embedded derivatives	$-	$35,175	$-
Accretion – preferred shares	-	2,479,162	3,742,178
Loss on re-measurement at fair value – embedded derivatives	-	77,902,663	33,982,042
Bank charges and other interest	17,360	14,320	11,487
Foreign exchange losses (gains)	144,044	6,482	(90,000)
Total financial expenses	$161,404	$80,437,802	$37,645,707

Clementia Pharmaceuticals Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2018, 2017 and 2016 (in US dollars)

14.	Commitments and contingencies

The following table summarizes our contractual obligations at December 31, 2018:

	2019	2020	2021	2022	2023	More than 5 years	Total
Lease commitments	$152,880	-	-	-	-	-	$152,880
Other commitments	$75,000	$75,000	-	-	-	-	$150,000
							$302,880

Other items not reflected in the above table include:

In October 2018, the Company terminated its head office lease in Montreal, Quebec, Canada originally expiring in 2020, effective January 31, 2019. A lease termination fee of $62,000, accrued for as rent expense as at December 31, 2018, was paid in January 2019. In December 2018, the Company entered into a new lease commitment for head office space in Montreal, Quebec, Canada, effective January 2019 and expiring October 2023, with annual payments averaging approximately $400,000/year throughout the lease term (not reflected in the above table).

The Company’s current lease in Newton, Massachusetts, USA expires in April 2019. In March 2019, the Company extended its current lease to expire in July 2019, with monthly payments of approximately $50,000 due from May 1, 2019 to July 31, 2019 (not reflected in the above table). In February 2019, the Company entered into a new lease commitment for office space in Newton, Massachusetts, USA, with an expected effective date of May 2019 and expected expiry of June 2024, and annual payments averaging approximately $465,000/year throughout the lease term (not reflected in the above table).

In accordance with an exclusive licensing agreement with Hoffman–La Roche (Roche), the Company is committed to pay Roche (i) a total of $1,000,000 in milestone payments upon the achievement of certain clinical milestones, (ii) up to a total of $11,000,000 in milestone payments upon the achievement of certain regulatory milestones in connection with the three clinical trial programs currently underway, with an additional $1,000,000 in milestone payments upon the achievement of certain regulatory milestones in connection with each subsequent indication, if any, and (iii) up to a total of $37,500,000 million in milestone payments upon the achievement of certain sales milestones. The Company achieved the clinical milestone in December 31, 2017 and paid Roche the $1,000,000 milestone in January 2018. This amount was recorded as research and development expenses in the year ended December 31, 2017 and was included in accounts payable and accrued liabilities as at December 31, 2017. Upon filing a new drug application (NDA) with the FDA for palovarotene in FOP, the Company would incur a $2 million regulatory milestone pursuant to this agreement. Future royalty payments, in the low teens, based on net sales are also stipulated in the licensing agreement. The likelihood and timing of these payments is unknown at this time.

Clementia Pharmaceuticals Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2018, 2017 and 2016 (in US dollars)

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

The Company enters into contracts in the normal course of business with contract research organizations for preclinical research and clinical studies, research supplies and other services and products for operating purposes. These contracts generally provide for termination on notice, and therefore are cancellable contracts.

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

Clementia Pharmaceuticals Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2018, 2017 and 2016 (in US dollars)

Accounts payable and accrued liabilities, including accumulated payroll, vacation and bonus accruals for key management personnel, as well as business expense reimbursements for key management personnel amounted to $875,643 as at December 31, 2018 ($589,787 as at December 31, 2017 and $355,327 as at December 31, 2016).

Compensation of key management personnel

The Executive Committee, comprised of all C-Suite executives, and the members of the Board of Directors are considered to be key management personnel. The aggregate compensation for the years ended December 31, 2018, 2017 and 2016 to key management personnel of the Company is set out below:

	2018	2017	2016
Short-term benefits	$2,800,188	$2,176,345	$1,742,021
Director fees	276,410	116,398	45,540
	3,076,598	2,292,743	1,787,561
Stock-based compensation	2,737,711	1,083,160	83,270
	$5,814,309	$3,375,903	$1,870,831

16.	Financial instruments

a.	Capital management

The Company’s primary objective when managing capital is to ensure its ability to continue as a going concern in order to pursue the development of its product candidates.

The capital structure consists of equity offset by cash and short-term investments.

Cash in excess of immediate working capital requirements is invested in accordance with the Company’s investment policy, primarily with a view to liquidity and capital preservation. At December 31, 2018, short-term investments are held in guaranteed investment certificates with a Canadian chartered bank.

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

Clementia Pharmaceuticals Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2018, 2017 and 2016 (in US dollars)

To date, the Company has financed its cash requirements primarily from the issuance of common shares, preferred shares and convertible notes. The Company believes that its current liquidities will not be sufficient to fund operations until profitability is achieved.

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

The Company has determined that the carrying amount of its cash, short-term investments, interest receivable, other receivables and accounts payable and accrued liabilities approximates their fair value because of the relatively short periods to maturity of these instruments.

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

Years ended December 31, 2018, 2017 and 2016 (in US dollars)

The Company is exposed to currency risk through its cash, interest, sales tax and other receivables and accounts payable and accrued liabilities denominated in Canadian dollars and Euros as follows.

	December 31, 2018	December 31, 2017	December 31, 2016
	CA$	CA$	CA$
Cash	2,950,552	954,965	931,082
Interest, sales tax and other receivables	219,508	118,790	42,930
Accounts payable and accrued liabilities	(1,286,712)	(1,303,339)	(569,958)
Net exposure	1,883,348	(229,584)	404,054

	December 31, 2018	December 31, 2017	December 31, 2016
	EUR	EUR	EUR
Cash	96,689	139,056	98,060
Accounts payable and accrued liabilities	(1,000,853)	(637,369)	(421,451)
Net exposure	(904,164)	(498,313)	(358,418)

Based on the above net exposures as at December 31, 2018, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the US dollar against the Canadian dollar would result in an increase/decrease of $138,087 on the Company’s net loss.

Based on the above net exposures as at December 31, 2018, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the US dollar against the Euro would result in an increase/decrease of $103,681 on the Company’s net loss.

The following exchange rates applied during the year ended December 31, 2018:

	Average rate	Reporting date rate
CA$ - US$	0.7719	0.7332
EURO – US$	1.1809	1.1467

f.	Interest rate risk management

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company is exposed to interest rate risk on its short-term investments. The objective of holding term deposits is to invest the Company’s excess cash resources in investment vehicles that provide a better rate of return compared to current interest-bearing operating bank accounts with limited risk to the principal amount invested.

Clementia Pharmaceuticals Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2018, 2017 and 2016 (in US dollars)

The Company intends to match the maturities of its term deposits with the cash requirements of its operating activities. The Company does not have in place any tools to manage its interest rate risk. The risk of a sudden, significant change in market interest rates relative to the interest rates earned on the Company’s short-term investments having an impact on the Company’s results of operations or cash flows is limited owing to the relative short-term nature of these investments.

g.	Credit risk management

Credit risk arises from cash, short-term investments, interest, and other receivables. The Company holds its cash and short-term investments at Canadian and US chartered banks. The credit risk of cash, short-term investments and interest receivable from short-term investments is limited because the counter-parties are chartered banks with high credit ratings assigned by international credit rating agencies.

17.	Operating segments

The Company manages its operations as a single segment for the purposes of assessing performance and making operating decisions, being the biopharmaceutical segment. The Company’s singular focus is on advancing treatments for people living with rare diseases, including FOP and MO, as well as other diseases.

All of the Company’s intangible assets are held in Canada. The Company’s property and equipment are held as follows: 92% held in Canada and 8% in the United States.

18.	Subsequent events

Leases

a.	Effective January 31, 2019, the Company terminated its head office lease in Montreal, Quebec, Canada originally expiring in 2020. A lease termination fee of $62,000, accrued for as rent expense as at December 31, 2018, was paid in January 2019. In December 2018, the Company entered into a new lease commitment for head office space in Montreal, Quebec, Canada, effective January 2019 and expiring October 2023, with annual payments averaging approximately $400,000/year throughout the lease term.

b.	In February 2019, the Company entered into a new lease commitment for office space in Newton, Massachusetts, USA, with an expected effective date of May 2019 and expected expiry of June 2024, and annual payments averaging approximately $465,000/year throughout the lease term. In March 2019, the Company extended its current lease in Newton expiring April 2019 by three-months to July 2019, with monthly payments of approximately $50,000 throughout May 1, 2019 to July 31, 2019.

Stock options

a.	From January 1, 2019 to March 28, 2019, the Company granted 1,629,250 stock options at a weighted average exercise price of $14.60.

b.	Subsequent to December 31, 2018, the Company’s board of directors approved a modification to the milestone associated with outstanding performance options, with all other terms remaining the same. Based on this modification, management has revised its assessment of achieving the performance milestone as being probable and expects to record cumulative share-based compensation expense related to these performance options in the first quarter of 2019 and thereafter until the awards are vested.

Plan of Arrangement

On February 24, 2019, the Company entered into an agreement (Arrangement Agreement) with Ipsen S.A., a global specialty-driven biopharmaceutical group organized under the laws of France and listed in Paris (Euronext: IPN), and the Purchaser, pursuant to which Ipsen would acquire, through the Purchaser, all outstanding shares of Clementia for a purchase price of US$25.00 per share in cash upfront, plus a contingent value right (CVR) of US$6.00 per share related to the multiple osteochondroma indication for a total transaction value of up to US$1.31 billion.

Completion of the transaction is anticipated to occur in the second quarter of 2019, subject to satisfaction or waiver of all closing conditions. The acquisition is expected to proceed by way of a court-approved plan of arrangement pursuant to the Canada Business Corporation Act and will require, at the special meeting of Clementia shareholders expected to be held on April 9, 2019, the approval of at least 66 2/3% of the votes cast by Clementia’s shareholders present in person or represented by proxy as well as the approval of a majority of the votes cast by Clementia’s disinterested shareholders present in person or represented by proxy. A proxy circular relating to the special meeting of shareholders of Clementia has been mailed to Clementia’s shareholders.

In addition to shareholders’ and court approvals, the Arrangement is also subject to other customary closing conditions. The Arrangement Agreement is subject to customary “fiduciary out” provisions, and a right in favor of Ipsen to match any superior proposal. A termination fee of $35 million is payable to Ipsen in certain specific circumstances, including if it fails to exercise its right to match in the context of a superior proposal supported by Clementia.

Under the Plan of Arrangement, each unvested option will be deemed to be vested as of the effective date of the arrangement and subsequently transferred in exchange for the purchase price less the applicable exercise price. As such, the Company expects to record share-based compensation expense related to the accelerated vesting of all stock options in 2019.

The estimated fees, costs and expenses of the Company in connection with the Plan of Arrangement contemplated including, without limitation, financial advisors’ fees, filing fees, legal and accounting fees, proxy solicitation fees and printing and mailing costs, but excluding payments made by the Company pursuant to the plan of arrangement in respect of outstanding stock options and DSUs, are anticipated to be approximately $25.7 million.

As of the date of these financial statements, the Arrangement contemplated in the agreement has not yet been approved or completed.

DSUs

In connection with the Plan of Arrangement, on February 24, 2019, the Company approved the issuance of 39,225 DSUs to non-executive directors of the Company to replace long-term incentive grants which would otherwise have been made in 2019 to non-executive directors of the Company in the normal course of business.